As filed with the Securities and Exchange Commission on June 21, 2019.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mirum Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	83-1281555
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Mirum Pharmaceuticals, Inc.

950 Tower Lane, Suite 1050

Foster City, California 94404

(650) 667-4085

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Christopher Peetz

Chief Executive Officer

Mirum Pharmaceuticals, Inc.

950 Tower Lane, Suite 1050

Foster City, California 94404

(650) 667-4085

(Name, Address, Including Zip Code, and Telephone Number, Including

Area Code, of Agent for Service)

Copies to:

Jason L. Kent Kristin VanderPas Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Ian Clements, Ph.D. Senior Vice President Finance and Communications Mirum Pharmaceuticals, Inc. 950 Tower Lane, Suite 1050 Foster City, California 94404 (650) 667-4085	Brian J. Cuneo Mark V. Roeder Matthew T. Bush Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share	$86,250,000.00	$10,454.00

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION: DATED JUNE 21, 2019

                 Shares

Mirum Pharmaceuticals, Inc.

Common Stock

$         per share

This is the initial public offering of our common stock. We are selling                  shares of our common stock. We expect the initial public offering price to be between $                 and $                 per share. After pricing of the offering, we expect to list our common stock on the Nasdaq Global Market under the symbol “MIRM.”

We have granted the underwriters the option to purchase up to an additional                  shares of our common stock.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with reduced public company reporting requirements for this prospectus and may elect to comply with reduced public company reporting requirements in future filings.

Investing in our common stock involves risks. See “Risk Factors” section beginning on page 10.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Mirum Pharmaceuticals, Inc. (before expenses)	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares of common stock to purchasers against payment on or about                 , 2019 through the book entry facilities of The Depository Trust Company.

Citigroup	Evercore ISI	Guggenheim Securities

Raymond James	Roth Capital Partners

                 , 2019

We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

This prospectus includes our trademarks which are our property and are protected under applicable intellectual property laws. This prospectus also includes trademarks and trade names that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections in this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, all references in this prospectus to “Mirum,” the “company,” “we,” “our,” “us” or similar terms refer to Mirum Pharmaceuticals, Inc. and our consolidated subsidiary.

Overview

We are a biopharmaceutical company focused on the development and commercialization of a late-stage pipeline of novel therapies for debilitating liver diseases. We focus on diseases for which the unmet medical need is high and the biology for treatment is clear. Our pipeline consists of two clinical-stage product candidates with mechanisms of action that have potential utility across a wide range of orphan liver diseases. We are initially developing maralixibat for the treatment of pediatric patients with progressive familial intrahepatic cholestasis, or PFIC, and Alagille syndrome, or ALGS. Based on improvements in pruritus, or itching, and other disease markers observed in Phase 2 clinical trials, we commenced enrollment in the Phase 3 MARCH clinical trial in PFIC in the second quarter of 2019 and are planning to initiate a Phase 3 clinical trial in ALGS in the first half of 2020. We are developing volixibat for the treatment of adult patients with cholestatic liver diseases and expect to initiate Phase 2 clinical trials in 2020. In addition to data from ongoing clinical trials of maralixibat, we expect to complete enrollment in the MARCH clinical trial in the second quarter of 2020 and announce topline Phase 3 data in late-2020 and clinical data for volixibat in 2022.

Overview of Cholestatic Liver Diseases

The liver is responsible for many vital body functions, including the regulation of bile acid synthesis and metabolism. The liver uses cholesterol to produce bile acids, which promote digestion and absorption of dietary fats and fat-soluble vitamins. Approximately 95% of bile acids recirculate back to the liver, and the remaining bile acids are excreted from the body in the feces. Apical sodium-dependent bile acid transporter, or ASBT, is present in the small intestine and mediates the uptake of bile acids in the intestines and recycles them back to the liver. Cholestasis is characterized by impaired flow of bile resulting in accumulation of toxic levels of bile acids in the liver. This leads to liver injury, progressive liver disease and, if left untreated, can result in fibrosis, cirrhosis, liver failure and death. Patients with cholestatic liver disease typically experience debilitating pruritus, which dramatically impacts quality of life and can lead to scarring, sleep deprivation, significant fatigue and psycho-social effects. ASBT inhibition results in more bile acids being excreted in the feces, leading to lower levels of bile acids systemically, thereby reducing bile acid mediated liver damage. This leads to improvements in liver function, pruritus and other symptoms of cholestatic liver diseases.

Our initial focus is on rare cholestatic liver diseases, including PFIC, ALGS, biliary atresia, or BA, primary sclerosing cholangitis, or PSC, and intrahepatic cholestasis of pregnancy, or ICP. PFIC is a rare genetic disorder that causes progressive liver disease, which typically leads to liver failure. The disease is estimated to affect one in every 50,000 to 100,000 births in the United States and Europe, and we estimate that there are approximately 3,000 patients with PFIC in the United States and approximately 5,000 in Europe. Our initial focus is on the PFIC2 patient population, which accounts for approximately 60% of the PFIC patient population. PFIC2 is caused by a mutation in the ABCB11 gene, which normally encodes a bile salt export pump protein that moves bile acids out of the liver.

Signs and symptoms of PFIC typically begin in infancy and are related to buildup of toxic bile acids in the liver. Patients with PFIC experience pruritus, jaundice, failure to gain weight and grow at the expected rate, enlarged livers and spleens and progressive liver disease. Elevation of serum bile acids, or sBA, is a common feature of the disease. The most prominent and troublesome ongoing symptom of PFIC is severe pruritus, leading to a greatly diminished quality of life. Children with PFIC2 often develop liver failure within the first few years of life and have an increased risk of developing liver cancer. There remains a substantial unmet medical need for therapeutic options for PFIC, as partial external biliary diversion surgery, or PEBD, and liver transplantation are often the sole option available for patients. Approximately half of PFIC2 patients will need a liver transplant by the age of ten. Children with PFIC2 will be our initial target patient population for treatment with maralixibat.

ALGS is a rare genetic disorder in which bile ducts are abnormally narrow, malformed and reduced in number, which leads to bile accumulation in the liver and ultimately progressive liver disease. The estimated incidence of ALGS is one in every 30,000 to 50,000 births in the United States and Europe, and we estimate that there are approximately 9,000 patients with ALGS in the United States and approximately 14,000 in Europe. We believe the addressable patient population will be a subset of these patients.

The accumulation of bile acids prevents the liver from working properly to eliminate waste from the bloodstream and leads to progressive liver disease that ultimately requires liver transplantation in 15% to 47% of patients. Signs and symptoms arising from liver damage in ALGS may include jaundice, pruritus and xanthomas, which are deposits of cholesterol under the skin. The pruritus experienced by patients with ALGS is among the most severe in any chronic liver disease and is present in most affected children by the third year of life. Intractable pruritus can be severe enough to be an indication for liver transplantation. There remains a substantial unmet medical need for therapeutic options for ALGS, as PEBD and liver transplantation are the only options available for these patients.

Our Solution

The following table depicts each of our product candidates, the respective indications we are pursuing, expected upcoming trial initiations and regulatory designations:

Program	Disease	Expected Next Milestone	Regulatory Designation(s)
Maralixibat	Progressive Familial Intrahepatic Cholestasis (PFIC)	Q2 2020: Complete Enrollment in Phase 3	• Breakthrough Therapy for PFIC2 (FDA) • Orphan (FDA & EMA)
	Alagille Syndrome (ALGS)	Q4 2019: Confirm FDA Strategy H1 2020: Initiate Phase 3	• Orphan (FDA & EMA)
	Biliary Atresia (BA)	H1 2020: Initiate Clinical Program*	• Plan to file Orphan (FDA & EMA)
Volixibat	Intrahepatic Cholestasis of Pregnancy (ICP)	2020: Initiate Phase 2	• Plan to file Orphan (FDA & EMA)
	Primary Sclerosing Cholangitis (PSC)	2020: Initiate Phase 2	• Plan to file Orphan (FDA & EMA)

*	Prior to initiation, we intend to discuss the design and scope of our planned clinical program for maralixibat in BA with regulatory authorities. As we have not tested maralixibat in subjects with BA or subjects less than 12 months old, regulatory authorities may require us to conduct a Phase 2 clinical trial and/or additional clinical development activities before we are able to conduct a Phase 3 clinical trial.

Our lead product candidate, maralixibat, is a novel, oral, minimally-absorbed agent designed to selectively inhibit ASBT. Maralixibat possesses an extensive safety dataset, having been evaluated in more than 1,500 human subjects. Maralixibat has been studied in 33 pediatric patients with PFIC in the open-label Phase 2 INDIGO clinical trial. While the primary endpoint of change in sBA was not met in this study, multi-parameter responses were observed on pruritus, sBA, normalization of liver enzymes if abnormal at baseline and quality of life scores, in patients with the PFIC2 genetic mutation. These data supported maralixibat’s breakthrough therapy designation for the treatment of PFIC2. A long-term analysis of the INDIGO clinical trial also showed an improvement in growth for those patients who had a response in sBA and pruritus. We commenced enrollment in the Phase 3 MARCH clinical trial of maralixibat in PFIC in the second quarter of 2019 with a primary endpoint focused on pruritus associated with PFIC2. In this Phase 3 clinical trial, we are exploring a higher dose of maralixibat (up to 600 µg/kg twice daily, or BID) compared with the INDIGO clinical trial (280 µg/kg daily, or QD). Patients have been dosed up to the equivalent of 700 µg/kg BID in previous safety trials. Although maralixibat may be eligible, as a breakthrough therapy, for priority review and accelerated approval by the U.S. Food and Drug Administration, or FDA, breakthrough therapy designation may not lead to a faster development, regulatory review or approval process, and it does not increase the likelihood that maralixibat will receive marketing approval.

Maralixibat has been studied in 86 pediatric patients with ALGS across five Phase 2 clinical trials, including three placebo-controlled clinical trials. The first two ALGS clinical trials of maralixibat, at low doses, showed signs of activity; however, their primary endpoints were not met. In the Phase 2b ICONIC clinical trial of maralixibat in ALGS, patients taking maralixibat, at a higher dose of 400 µg/kg QD, had statistically significant reductions in pruritus and sBA compared to placebo. At the 48-week measurement, pruritus and sBA reductions were maintained and improvements in xanthomas and quality of life were also observed.

We are planning to conduct a Phase 3 clinical trial of maralixibat in ALGS starting in the first half of 2020 and have begun discussing our Phase 3 and registration plans with the European Medicines Agency, or EMA. Feedback from the EMA has been incorporated into our planned Phase 3 ALGS clinical trial design. We have also initiated preliminary discussions with the FDA regarding the adequacy of our Phase 2 data to support a New Drug Application, or NDA, submission for pruritus associated with ALGS. While the FDA has not agreed at this time that our Phase 2 data would support an NDA submission, they have requested additional information about our program and are open to further discussion. We expect to have additional discussions with the FDA later this year, from which we expect to confirm our FDA regulatory strategy for ALGS, including chemistry, manufacturing and controls, or CMC, and other potential requirements.

Our second product candidate, volixibat, is a novel, oral, minimally-absorbed agent designed to selectively inhibit ASBT. We believe that volixibat may offer a novel approach in the treatment of adult cholestatic diseases by blocking recycling of bile acids, thereby reducing bile acids systemically. Phase 1 and Phase 2 clinical trials of volixibat demonstrated decreases in LDL cholesterol, increases in C4 and increases in fecal bile acid content, all markers of ASBT inhibition. We plan to commence Phase 2 clinical trials in PSC and ICP in 2020. Previously, volixibat has been evaluated primarily for the treatment of non-alcoholic steatohepatitis, or NASH, and has not been evaluated in either PSC or ICP, and our clinical development strategy is predicated on observations of ASBT inhibition in cholestatic settings.

Our Company

Our mission is to develop life-changing therapies for patients suffering from debilitating liver diseases. Our management team has significant experience in liver and orphan diseases and progressing products from early stage research to clinical trials and ultimately to regulatory approval and commercialization. Michael Grey, our Executive Chairman and co-founder, was the Chief Executive Officer of Lumena Pharmaceuticals, Inc., or Lumena, where he led the development of maralixibat and volixibat prior to Lumena’s acquisition by Shire plc in June 2014. Christopher Peetz, our President and Chief Executive Officer and co-founder, as well as several other members of our management team, previously held leadership positions at Tobira Therapeutics, Inc., a liver disease company, prior to its acquisition by Allergan plc in November 2016. As part of our strategy to acquire and advance therapeutic candidates for debilitating liver diseases, we acquired maralixibat and volixibat in November 2018 from Shire plc and are continuing to advance these product candidates for rare cholestatic liver diseases with the assistance of key program leaders from Shire plc who joined us following the acquisition.

Our Strategy

Our goal is to be a leader in the treatment of liver diseases for which the unmet medical need is high. The key components of our strategy include:

•	Advance maralixibat through clinical development and seek regulatory approvals for the treatment of PFIC, ALGS and BA;

•	Advance volixibat for the treatment of adults with PSC and ICP;

•	Commercialize our product candidates, if approved, in North America and Europe; and

•	Actively manage our product portfolio and expand our pipeline of novel product candidates.

Risks Associated with Our Business

Investing in our common stock involves substantial risk. The risks described under the heading “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•	We have a very limited operating history, and we have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

•	Our business is dependent on the success of our product candidates, each of which require significant clinical testing before we can seek regulatory approval and potentially launch commercial sales.

•	If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

•	Our clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates, which could prevent or delay regulatory approval and commercialization.

•	Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.

•

Any delays in the commencement or completion, or termination or suspension, of our clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

•

Our product candidates are subject to extensive regulation and compliance, which is costly and time consuming, and such regulation may cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates.

•

Even if we are able to obtain regulatory approval for any product candidate, the approved label may be limited to a symptom of the target disease, such as pruritus, or a subset of the patient population, such as PFIC2. Such limitations could limit our ability to generate revenue and could adversely affect our commercial prospects.

•	We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

•

We depend on intellectual property licensed from third parties, including the Shire License Agreement, which is defined below, and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

•

We will need substantial additional financing to develop our product candidates and implement our operating plans. If we fail to obtain additional financing, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•

If we are unable to obtain and maintain sufficient intellectual property protection for our drug candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an “emerging growth company,” whichever is earlier. We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period. In particular, in this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies. We have not elected to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Corporate Information

We were incorporated in May 2018 as Mirum Pharmaceuticals, Inc., a Delaware corporation. Our principal executive offices are located at 950 Tower Lane, Suite 1050, Foster City, California 94404, and our telephone number is (650) 667-4085. Our website address is www.mirumpharma.com. Information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus. Our design logo, “Mirum,” and our other registered and common law trade names, trademarks and service marks are the property of Mirum Pharmaceuticals, Inc.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	We have granted the underwriters the option to purchase up to an additional shares of our common stock. The underwriters can exercise this option at any time within 30 days after the date of this prospectus.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering to further the clinical development of maralixibat, including our planned Phase 3 clinical trials in PFIC and ALGS and our anticipated clinical program in BA; to further the clinical development of volixibat, including our planned Phase 2 clinical trials in ICP and PSC; and the remainder for other ongoing research and development activities, and for general corporate purposes, including working capital, operating expenses and capital expenditures. See “Use of Proceeds” for additional information.

Proposed Nasdaq Global Market symbol	“MIRM”

Risk factors	See “Risk Factors” beginning on page 10 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering set forth above is based on 144,126,191 shares of our common stock outstanding as of March 31, 2019, including 4,125,012 shares subject to repurchase, after giving effect to the (i) issuance of 59,844,699 shares of our Series A redeemable convertible preferred stock, or our Series A convertible preferred stock, in April 2019, (ii) automatic conversion of all outstanding shares of our Series A convertible preferred stock into 119,752,983 shares of our common stock in connection with the closing of this offering, and (iii) expiration of the deemed redemption feature and related reclassification of all 14,873,208 shares of our redeemable common stock into permanent equity immediately upon the closing of this offering, and excludes as of March 31, 2019:

•

11,315,000 shares of our common stock issuable upon the exercise of stock options outstanding under our 2018 Equity Incentive Plan, or the 2018 Plan, with a weighted-average exercise price of $0.367 per share;

•

                 shares of our common stock reserved for future issuance under our 2019 Equity Incentive Plan, or 2019 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any automatic annual increases in the number of shares of common stock reserved for issuance under our 2019 Plan and any shares underlying outstanding stock awards granted under our 2018 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Equity Incentive Plans”; and

•

                 shares of our common stock reserved for issuance under our 2019 Employee Stock Purchase Plan, or ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, and any automatic annual increases in the number of shares of common stock reserved for future issuance under our ESPP.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•	the issuance of an aggregate of 59,844,699 shares of our Series A convertible preferred stock in April 2019;

•

the automatic conversion of all outstanding shares of our Series A convertible preferred stock into an aggregate of 119,752,983 shares of our common stock in connection with the closing of this offering;

•

the expiration of the deemed redemption feature and related reclassification of all 14,873,208 shares of our redeemable common stock into permanent equity immediately upon the closing of this offering;

•	no exercise of the outstanding options described above;

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock from us in this offering;

•	a -for- reverse stock split of our common stock to be effected prior to the closing of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering.

Summary Consolidated Financial Data

The following tables set forth a summary of our historical consolidated financial data as of, and for the periods ended on, the dates indicated. The summary consolidated statements of operations and comprehensive loss data for the period from May 2, 2018 to December 31, 2018 and the consolidated balance sheets data as of December 31, 2018 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived the summary consolidated statements of operations and comprehensive loss data for the three months ended March 31, 2019, and the balance sheet data as of March 31, 2019, from our unaudited interim consolidated financial statements and notes included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, and on the same basis as the audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments that, in our opinion, we consider necessary for a fair statement of the consolidated financial information set forth in those statements. Our historical results are not necessarily indicative of our results in any future period, and the results for the three months ended March 31, 2019, are not necessarily indicative of results to be expected for the full year or any other period.

You should read the following summary consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Period from May 2, 2018 to December 31, 2018	Three Months Ended March 31, 2019
	(in thousands, except share and per share data)	(in thousands, except share and per share data) (unaudited)
Consolidated Statements of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$2,331	$4,863
In process research and development	14,490	—
General and administrative	585	1,321

Total operating expenses	17,406	6,184

Loss from operations	(17,406)	(6,184)
Other income (expense), net	58	227

Net loss and comprehensive loss	$(17,348)	$(5,957)

Net loss per share, basic and diluted(1)	$(2.41)	$(0.30)

Weighted-average shares of common stock outstanding, basic and diluted(2)	7,194,661	20,141,949

Pro forma net loss per share, basic and diluted (unaudited)(1)	$(0.82)	$(0.07)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)	21,247,221	80,050,233

(1)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

(2)	In connection with the issuance of our Series A convertible preferred stock in November 2018, certain of our founders entered into stock restriction agreements, whereby 4,500,000 of previously unrestricted shares of common stock became subject to repurchase by us upon the founders’ termination of employment or service, which right lapses as the shares vest.

	As of March 31, 2019
	Actual	Pro Forma(1)	Pro Forma, As Adjusted(2)(3)
	(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$49,493	$109,493	$
Working capital(4)	43,233	103,233
Total assets	51,500	111,500
Series A redeemable convertible preferred stock	59,849	—
Redeemable common stock(5)	6,990	—
Total stockholders’ equity (deficit)	(23,052)	103,787

(1)	Gives effect to the (i) issuance of an aggregate of 59,844,699 shares of our Series A convertible preferred stock in April 2019 and our receipt of approximately $60.0 million in aggregate gross proceeds therefrom, (ii) automatic conversion of all of our outstanding shares of Series A convertible preferred stock into an aggregate of 119,752,983 shares of common stock and the related reclassification of the carrying value of our Series A convertible preferred stock to permanent equity in connection with the closing of this offering, (iii) expiration of the deemed redemption feature and related reclassification of 14,873,208 shares of our redeemable common stock into permanent equity immediately upon the closing of this offering, and (iv) filing and effectiveness of our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering.
(2)	Gives effect to the (i) items described in footnote (1) above and (ii) issuance and sale of shares of our common stock in this offering at the assumed initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets, and total stockholders’ equity (deficit) by $ million, assuming the assumed initial public offering price of $ per share remains the same, and after deducting the underwriting discounts and commissions.
(4)	We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.
(5)	Represents 14,873,208 shares of our common stock issued to Shire International GmbH in partial consideration of the rights granted to us pursuant to the Shire License Agreement. The shares contain a certain feature that is deemed for accounting purposes to constitute a redemption that may be triggered in the event of certain liquidation events that are not solely in our control. See “Certain Relationships and Related Person Transactions—Agreements with Shire International GmbH” and Note 5 to our consolidated financial statements included elsewhere in this prospectus for a more detailed description of this feature.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Industry

We have a very limited operating history, and we have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We were incorporated in May 2018 and commenced operations in November 2018, and we have a very limited operating history upon which you can evaluate our business and prospects. Our operations to date have been primarily focused on acquiring and in-licensing our product candidates, maralixibat and volixibat, organizing and staffing our company, business planning, raising capital, and preparing for advancement of our product candidates into clinical development. As we build our capabilities and expand our organization, we have not yet demonstrated an ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. We have not yet demonstrated an ability to obtain regulatory approval for, or to commercialize, a product candidate. In particular, because we acquired each of our product candidates from third-parties, we have not yet completed a clinical trial as a company. Consequently, any predictions about our future performance may not be as accurate as they would be if we had a history of successfully developing and commercializing biopharmaceutical products.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effectiveness in the targeted indication or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred significant losses since our inception in May 2018. For the period from May 2, 2018 to December 31, 2018, we reported a net loss of $17.3 million. For the three months ended March 31, 2019, we reported a net loss of $6.0 million. As of March 31, 2019, we had an accumulated deficit of $23.3 million.

We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our clinical development of, and seek regulatory approvals for, our product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity (deficit) and working capital. Because of the numerous risks and uncertainties associated with drug development, we are unable to accurately predict the timing or amount of increased expenses, or when, if at all, we will be able to achieve profitability.

Our business is dependent on the success of our product candidates, each of which require significant clinical testing before we can seek regulatory approval and potentially launch commercial sales.

Our business and future success depends on our ability to obtain regulatory approval for, and then successfully commercialize, maralixibat, which is currently in clinical development for the treatment of PFIC and

ALGS, both of which are rare pediatric cholestatic liver diseases, and volixibat, which we are planning to develop for the treatment of adult cholestatic liver diseases. We currently generate no revenues from sales of any of our product candidates, and we may never be able to develop a marketable product. Our product candidates will require clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient manufacturing capacity and significant marketing efforts before we can generate any revenues from product sales. Further, we are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approvals.

Our clinical trials may not be successful and may not be completed on time or at all, and the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials. For example, in certain of our planned clinical trials, the primary efficacy endpoint is a patient-reported outcome or a caregiver-reported outcome measuring the decrease in severity of pruritus. The FDA or comparable foreign regulatory authority may not accept such patient-reported outcomes or caregiver-reported outcomes as validated. If modifications are needed for our study design to support the submission of an application for marketing approval, incorporating such modifications may be costly and could lead to delays in obtaining approval from the FDA or comparable foreign regulatory authorities, which may significantly, adversely and materially affect our ability to successfully commercialize our product candidates. Further, even if we make changes to the study design to address these considerations, the FDA or comparable foreign regulatory authorities may not approve our product candidates.

Even if such regulatory authorities agree with the design and implementation of our clinical trials, such regulatory authorities may change their requirements in the future. In addition, even if the clinical trials are successfully completed, the FDA or foreign regulatory authorities may not interpret the results as we do, and more clinical trials could be required before we submit our product candidates for approval. For example, the FDA typically requires results from two well controlled Phase 3 clinical trials to support an NDA submission seeking approval to market a new drug. Based on interactions with the FDA, we believe that the results from a single Phase 3 clinical trial, if successful, would be sufficient to support an NDA submission seeking approval for maralixibat for the treatment of PFIC; however, the FDA may not agree to this approach. Even if we believe the results from our Phase 3 clinical trials are positive, the FDA may require us to conduct additional Phase 3 trials before we are able to submit one or more NDAs. Moreover, based on interactions with the FDA, we believe that clinical data of maralixibat in PFIC paired with adequate natural history data may be adequate to support an NDA filing for a general PFIC indication rather than the treatment of pruritus associated with PFIC; however, the FDA has not agreed to this approach but has indicated that efficacy data of the Phase 3 MARCH clinical trial, if positive, may be adequate to support an NDA submission for the treatment of pruritus associated with PFIC2. If we are unable to obtain adequate natural history data or the FDA does not view such data as sufficient to support approval for a general PFIC indication, the NDA submission for maralixibat may be limited to the treatment of pruritus associated with PFIC.

Further, we have initiated preliminary discussions with the FDA regarding the adequacy of our Phase 2 data to support an NDA submission for pruritus associated with ALGS. While the FDA has not agreed at this time that our Phase 2 data would support an NDA submission, they have requested additional information about our program and are open to further discussion. The FDA may not agree that our Phase 2 data is adequate to support an NDA submission for pruritus associated with ALGS and we may be required to conduct one or more Phase 3 trials before we are able to submit an NDA. In addition, an NDA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology and CMC. We have not yet discussed such information with the FDA and the FDA may disagree with our interpretation of such data and information, which may require us to, among other things, complete additional CMC development. As a result, FDA approval of maralixibat for pruritus associated with ALGS may be delayed and we may be required to expend significant additional resources seeking such approval. Moreover, although we have incorporated feedback from the EMA into the planned Phase 3 ALGS clinical trial, we have not received the official minutes from our meeting, and the EMA may not accept our proposed Phase 3 ALGS trial design.

To the extent that the results of our clinical trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, approval for our product candidates may be significantly delayed or prevented, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional clinical trials in support of potential approval for our product candidates. Even if we are able to obtain approval for any product candidate, the approved label may be limited to a symptom of the target disease, such as pruritus, or subset of the patient population, such as PFIC2.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

For example, each indication for which we are evaluating maralixibat is a rare pediatric cholestatic liver disease with limited patient populations from which to draw participants in clinical trials. We will be required to identify and enroll a sufficient number of patients with the disease under investigation for each of our ongoing and planned clinical trials of maralixibat. Potential patients for maralixibat may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for our studies. For example, many patients with PFIC seek liver transplants early and as a result become ineligible for our treatment. In addition, for example, in PFIC, we intend to conduct clinical trials in countries that have not yet had maralixibat trials conducted and we have not yet worked with such foreign regulatory authorities. As a result, we could face patient recruitment issues in certain countries where such foreign regulatory authorities are not familiar with maralixibat, such as China, Saudi Arabia and Israel, among others. Additionally, other pharmaceutical companies targeting these same cholestatic liver diseases are recruiting clinical trial patients from these patient populations, which may delay or make it more difficult to fully enroll our clinical trials. Our inability to enroll a sufficient number of patients for any of our current or future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

We believe we have appropriately accounted for the above factors in our trials when determining expected clinical trial timelines, but our assumptions may not be correct and we may experience delays in enrollment, which would result in the delay of completion of such trials beyond our expected timelines.

Our clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates, which could prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of a product candidate, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that a product candidate is both safe and effective for use in each target indication. Clinical trials often fail to demonstrate safety and efficacy of the product candidate studied for the target indication. Most product candidates that commence clinical trials are never approved by regulatory authorities for commercialization. In the case of maralixibat and volixibat, we are seeking to develop treatments for rare cholestatic liver diseases for which there is limited clinical experience, and our planned clinical trials use novel end points and measurement methodologies, which add complexity to the conduct of and analysis of data from our clinical trials and may delay or prevent regulatory approval. Importantly, because the measure of pruritus relies on subjective patient feedback, it is inherently difficult to evaluate, and is subject to placebo effect. It can be influenced by factors outside of our control, and can vary widely from day to day for a particular patient, and from patient to patient and site to site within a clinical trial. The placebo effect may also have a significant impact on pruritus trials.

Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. For example, volixibat has been evaluated primarily for the treatment of NASH and has not been evaluated in either PSC or ICP, and our clinical development strategy is predicated on observations of ASBT inhibition in cholestatic settings. Similarly, maralixibat has not yet been evaluated in BA or in subjects under 12 months of age. As such, our hypothesis of efficacy in these diseases will be evaluated in these target patient populations, and may not show the desired clinical results. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or safety profiles, notwithstanding promising results in earlier trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. For example, in the Phase 2 INDIGO clinical trial evaluating maralixibat in PFIC patients, the primary efficacy analysis of sBA change from baseline to week 13 did not reach statistical significance for the overall group; however, a 48-week analysis of the clinical trial demonstrated a profound treatment response in a subset of PFIC2 patients. In addition, we do not have experience in conducting placebo-controlled studies for PFIC, and we expect to administer higher doses of maralixibat than we previously have administered in this setting. We may face significant setbacks as we initiate and conduct our planned placebo-controlled Phase 3 clinical trials in PFIC and ALGS, which may delay or prevent regulatory approval of maralixibat.

Our planned clinical trials may not be successful, and any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in other indications.

Any delays in the commencement or completion, or termination or suspension, of our clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

Before we can initiate clinical trials for our product candidates, we must submit the results of preclinical studies to the FDA or comparable foreign regulatory authorities along with other information, including information about product candidate CMC and our proposed clinical trial protocol, as part of an investigational new drug, or IND, application or similar regulatory filing. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time consuming and uncertain as to outcome. In addition, we may rely in part on preclinical, clinical and quality data generated by clinical research organizations, or CROs, and other third parties for regulatory submissions for our product candidates. While we have or will have agreements governing these third parties’ services, we have limited influence over their actual performance. If these third parties do not make data available to us, or, if applicable, do not make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed and we may need to conduct additional studies or collect additional data independently. In either case, our development costs would increase.

We do not know whether our planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

•

the FDA or comparable foreign regulatory authorities’ failure to accept our proposed manufacturing processes and suppliers and/or requirement to provide additional information regarding our manufacturing processes before providing marketing authorization;

•	obtaining regulatory authorizations to commence a clinical trial or reaching a consensus with regulatory authorities on clinical trial design;

•

any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	obtaining approval from one or more institutional review boards, or IRBs;

•	IRBs refusing to approve, suspending or terminating the clinical trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the clinical trial;

•	changes to clinical trial protocol;

•	selection of clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;

•	sites deviating from clinical trial protocol or dropping out of a clinical trial;

•	manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of combination therapies for use in clinical trials;

•	subjects failing to enroll or remain in our trial at the rate we expect, or failing to return for post-treatment follow-up;

•	subjects choosing an alternative treatment for the indication for which we are developing our product candidates, or participating in competing clinical trials;

•	lack of adequate funding to continue the clinical trial;

•	subjects experiencing severe or unexpected drug-related adverse effects;

•	occurrence of serious adverse events, or SAEs, in clinical trials of the same class of agents conducted by other companies;

•

a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice, or cGMP, regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•	any changes to our manufacturing process that may be necessary or desired;

•	third-party vendors not performing manufacturing and distribution services in a timely manner or to sufficient quality standards;

•

third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practice, or GCP, or other regulatory requirements;

•	third-party contractors not performing data collection or analysis in a timely or accurate manner; or

•

third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

In addition, we plan to advance maralixibat for the treatment of BA and initiate a clinical program in the first half of 2020. Prior to initiation, we intend to discuss the design and scope of our planned clinical program for maralixibat in BA with regulatory authorities. As we have not tested maralixibat in subjects with BA or subjects less than 12 months old, regulatory authorities may require us to conduct a Phase 2 clinical trial and/or additional clinical development activities before we are able to conduct a Phase 3 clinical trial.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

If the market opportunities for our product candidates are smaller than we believe they are, our future revenue may be adversely affected, and our business may suffer.

If the size of the market opportunities in each of our target indications is smaller than we anticipate, we may not be able to achieve profitability and growth. We focus our clinical development of maralixibat on treatments for rare pediatric cholestatic liver diseases with relatively small patient populations. Given the small number of patients who have the diseases that we are targeting with maralixibat, it is critical to our ability to grow and become profitable that we continue to successfully identify patients with these rare pediatric cholestatic liver diseases. We also plan to focus our clinical development of volixibat as a treatment for PSC or ICP with a relatively small patient population. In addition, our estimates of the patient populations for our target indications have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations, and market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. For example, while we are evaluating maralixibat in patients with different types of PFIC in our Phase 3 MARCH clinical trial, in prior studies of maralixibat, the Phase 2 INDIGO clinical trial in particular, all of the multi-parameter responders were in the PFIC2 subpopulation. Further, the primary endpoint in our Phase 3 MARCH clinical trial is designed to evaluate maralixibat’s effect on pruritus associated with PFIC2. As such, even if our Phase 3 MARCH clinical trial shows positive results in other PFIC subgroups, the design of our clinical trial may limit the ability of our NDA to be approved beyond the PFIC2 population. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for each of our product candidates may be limited or may not be amenable to treatment with our product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our product candidates, because the potential target populations are very small, we may never achieve profitability despite obtaining such significant market share. Lastly, the potentially addressable patient population for PFIC and ALGS may even be further reduced as gene therapy products become more widely accepted and approved.

Our product candidates are subject to extensive regulation and compliance, which is costly and time consuming, and such regulation may cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidates are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States until we receive approval of an NDA from the FDA. We have not previously submitted an NDA to the FDA, or similar drug approval filings to comparable foreign authorities.

Prior to obtaining approval to commercialize a product candidate in the United States or internationally, we must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or may object to elements of our clinical development program.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials or the validation of our caregiver and patient reported outcome instruments;

•	serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•

the FDA or comparable foreign regulatory authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for any of its proposed indications;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be sufficient to satisfy the FDA or comparable foreign regulatory authorities to support the submission of an NDA or other comparable submissions in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•

the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Any of the above events could prevent us from achieving market approval of our product candidates and could substantially increase the costs of commercializing our product candidates. The demand for our product candidates could also be negatively impacted by any adverse effects of a competitor’s product or treatment.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

Even if we eventually complete clinical trials and receive approval of an NDA or foreign marketing application for our product candidates, the FDA or comparable foreign regulatory authority may grant approval contingent on the performance of costly additional clinical trials, including Phase 4 clinical trials, and/or the implementation of a risk evaluation and mitigation strategy, or REMS, which may be required to ensure safe use of the drug after approval. The FDA or the comparable foreign regulatory authority also may approve a product candidate for a more limited indication or patient population than we originally requested, and the FDA or comparable foreign regulatory authority may not approve the labeling that we believe is necessary or desirable for the successful commercialization of a product. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

Obtaining and maintaining regulatory approval for a product candidate in one jurisdiction does not mean that we will be successful in obtaining regulatory approval for that product candidate in other jurisdictions.

Obtaining and maintaining regulatory approval for a product candidate in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our product candidates is also subject to approval.

We expect to submit a Marketing Authorization Application, or MAA, to the EMA for approval for maralixibat and volixibat in the European Union. As with the FDA, obtaining approval of an MAA from the EMA is a similarly lengthy and expensive process and the EMA has its own procedures for approval for product candidates. Regulatory authorities in jurisdictions outside of the United States and the European Union also have requirements for approval for product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of any of our product candidates will be harmed, which would adversely affect our business, prospects, financial condition and results of operations.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or result in significant negative consequences following marketing approval, if any.

As is the case with biopharmaceuticals generally, it is likely that there may be side effects and adverse events associated with our product candidates’ use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. For example, we have observed increases in alanine aminotransferase, or ALT, levels in certain patients being treated with maralixibat with ALGS. In addition, we intend to use higher doses of maralixibat in future clinical trials. The use of higher doses could result in more frequent or more severe side effects. Furthermore, only patients 12 months of age and older have been treated with maralixibat, and the safety profile in patients under 12 months of age is unknown and may be different than that observed in previous clinical trials. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects.

In prior clinical studies of maralixibat, the most commonly reported adverse events, or AEs, and serious adverse events, or SAEs, have been those of gastrointestinal, or GI, disorders such as diarrhea, abdominal pain and vomiting, and were mostly mild to moderate in severity and transient in nature. Reported treatment-related SAEs have consisted of abdominal pain, upper abdominal pain, diarrhea, cholangitis, increase in blood bilirubin, increase in international normalized ratio, increase in pancreatitis, ALT, autoimmune hepatitis, hematochezia, pure red cell aplasia, myelodysplastic syndrome and anemia. The frequency of observed AEs and SAEs has not increased over time. In Phase 1 clinical trials of volixibat, the most common AEs reported were mild to moderate GI events observed in the volixibat groups. The only treatment-related SAE reported was one event of elevated ALT.

In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval for our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such product candidates, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

If we receive regulatory approval for a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with any product.

Any regulatory approvals that we receive may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including post-market studies or clinical trials, and surveillance to monitor safety and effectiveness. The FDA may also require a REMS in order to approve a product candidate, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves a product candidate, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for the approved product will be subject to extensive and ongoing regulatory requirements. For example, the FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. The FDA also requires submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP requirements and GCP for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product candidate, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of a product; and

•	injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval for our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

We may pursue approval in the United States or Europe using accelerated approval or conditional approval pathways, which typically require commitments to complete additional clinical trials. The additional clinical trials may not confirm the treatment effect, which may result in the loss of marketing authorization under accelerated approval or conditional approval.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Even if we obtain regulatory approval for our product candidates, our product candidates may not gain market acceptance among physicians, patients, tertiary care centers, transplant centers and others in the medical community.

If any one of our product candidates is approved for commercialization, its acceptance will depend on a number of factors, including:

•	the clinical indications for which the product candidate is approved;

•	physicians, major operators of tertiary care centers and transplant centers and patients considering the product as a safe and effective treatment;

•	the potential and perceived advantages of the product over alternative treatments;

•	the prevalence and severity of any side effects;

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product labeling or product insert requirements of the FDA or other regulatory authorities, including, in particular, whether the approved label is limited to the treatment of symptoms, such as pruritus, as compared to the treatment of the underlying disease;

•	limitations or warnings contained in the labeling approved by the FDA or other regulatory authorities;

•	the timing of market introduction of the product as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement by third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts.

If any of our product candidates are approved but fail to achieve market acceptance among physicians, patients or others in the medical community, we will not be able to generate significant revenues, which would have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, even if any of our product candidates gain acceptance, the markets for the treatment of patients with our target indications for maralixibat may not be as significant as we estimate.

If our product candidates are approved for marketing, and we are found to have improperly promoted off-label uses, or if physicians prescribe our products or use our products off-label, we may become subject to prohibitions on the sale or marketing of our products, significant fines, penalties, sanctions, or product liability claims, and our image and reputation within the industry and marketplace could be harmed.

The FDA and comparable foreign authorities strictly regulate the marketing and promotional claims that are made about pharmaceutical products, such as our product candidates, if approved. In particular, a product may not be promoted for uses or indications that are not approved by the FDA or comparable foreign authorities as reflected in the product’s approved labeling. If we receive marketing approval for maralixibat for the treatment of PFIC, which is the first indication that we are pursuing, physicians could prescribe maralixibat to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may receive warning letters from the FDA and comparable foreign authorities and become subject to significant liability, which would materially harm our business. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management’s attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA has also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed in order to resolve FDA enforcement actions. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to FDA prohibitions or other restrictions on the sale or marketing of our products and other operations or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates which could make it difficult for us to sell our product candidates profitably.

Successful sales of our product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors. Patients who are prescribed medicine for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance, and we may not obtain such coverage or adequate reimbursement.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and the amount of reimbursement they will provide. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to obtain coverage and adequate reimbursement. Assuming we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Additionally, the reimbursement rates and coverage amounts may be affected by the approved label for our product candidates, including, in particular, whether the approved label is limited to the treatment of symptoms, such as pruritus, as compared to the treatment of the underlying disease. If coverage and reimbursement of our future products are unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

In addition, the market for our products will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access through formulary controls or otherwise to a branded drug when a less costly generic equivalent or other alternative is available.

In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for a product candidate, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval for a drug candidate. In addition, market acceptance and sales of a product will depend significantly on the availability of coverage and adequate reimbursement from third-party payors for a product and may be affected by existing and future health care reform measures.

Recently enacted legislation, future legislation and healthcare reform measures may increase the difficulty and cost for us to obtain marketing approval for and commercialize our product candidates and may affect the prices we may set.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act, was enacted in the United States. Among the provisions of the Affordable Care Act of importance to our potential product candidates, the Affordable Care Act: established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; expands eligibility criteria for Medicaid programs; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; creates a new Medicare Part D coverage gap discount program; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare & Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending. At this time, we are unsure of the full impact that Affordable Care Act will have on our business. There have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the Affordable Care Act and we expect such challenges and amendments to continue. The Tax Cuts and Jobs Act of 2017, or the Tax Act, was signed into law, which included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the Bipartisan Budget Act of 2018, will remain in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contained further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid and to eliminate cost sharing for generic drugs for low-income patients. Additionally, on May 11, 2018, President Trump laid out his administration’s “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and, at the same time, is implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2019. On January 31, 2019, the HHS Office of Inspector General, proposed modifications to the federal Anti-Kickback Statute discount safe harbor for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. Although some of these, and other, proposals may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

At the state level, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

Moreover, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or Right to Try Act, was signed into law. The law, among other things, provides a federal framework for patients to access certain investigational new drug products that have completed a Phase I clinical trial. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA approval under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

We expect that the Affordable Care Act, these new laws and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from third-party payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenues.

We currently do not have a commercial organization for the marketing, sales and distribution of pharmaceutical products. To commercialize our product candidates we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We expect that the majority of all PFIC and ALGS patients will be treated at tertiary care centers and transplant centers and therefore can be addressed with a targeted sales force. We intend to build our own commercial infrastructure in North America and in major European markets to target these centers, but will evaluate opportunities to partner with pharmaceutical companies that have established sales and marketing capabilities to commercialize our product candidates, if approved, outside of these geographies.

The establishment and development of our own sales force or the establishment of a contract sales force to market our product candidates will be expensive and time-consuming and could delay any commercial launch. Moreover, we may not be able to successfully develop this capability. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates. To the extent we rely on third parties to commercialize our product candidates, if approved, we may have little or no control over the marketing and sales efforts of such third parties and our revenues from product sales may be lower than if we had commercialized our product candidates ourselves. In the event we are unable to develop our own marketing and sales force or collaborate with a third-party marketing and sales organization, we would not be able to commercialize our product candidates.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval for our product candidates internationally and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries, including differing reimbursement, pricing and insurance regimes;

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the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling internationally;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, or comparable foreign regulations;

•

challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities internationally; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

In addition, some countries, such as Brazil, require that clinical trial participants receive the product at no cost even after the clinical trial has ended. We would not be able to recover any profit for these patients and depending on the number of patients, duration of the treatment and numerous other factors, such regulations could harm our business, prospects, financial condition and results of operations significantly. These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

If we fail to develop and commercialize additional product candidates, we may be unable to grow our business.

Although we currently have no specific plans to do so, we may seek to develop and commercialize product candidates in addition to maralixibat and volixibat. If we decide to pursue the development and commercialization of any additional product candidates, we may be required to invest significant resources to acquire or in-license the rights to such product candidates or to conduct drug discovery activities. We do not currently have the necessary drug discovery personnel or expertise adequate to discover and develop an additional product candidate on our own. Any other product candidates will require additional, time-consuming development efforts, and significant financial resources, prior to commercial sale, including preclinical studies, extensive clinical trials and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we may not be able to acquire, discover or develop any additional product candidates, and any additional product candidates we may develop may not be approved, manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives. Research programs to identify new product candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. If we are unable to develop or commercialize any other product candidates, our business and prospects will suffer.

If we fail to develop maralixibat and potentially other of our product candidates for additional indications, our commercial opportunity will be limited.

One of our strategies is to pursue clinical development of maralixibat in additional cholestatic disease conditions such as BA, post-liver transplant cholestasis, benign recurrent intrahepatic cholestasis and drug-induced cholestasis. In addition, we plan to develop volixibat for the treatment of PSC and ICP.

The pediatric cholestatic liver diseases we are targeting are all rare diseases and, as a result, the market size for the treatment of patients with ALGS and PFIC is limited. Due to these factors, our ability to grow revenues may be dependent on our ability to successfully develop and commercialize maralixibat for the treatment of additional indications. Developing, obtaining regulatory approval and commercializing maralixibat for additional indications will require substantial additional funding beyond the net proceeds of this offering and is prone to the risks of failure inherent in drug development. We may not be able to successfully advance any of these indications through the development process. Even if we receive regulatory approval to market maralixibat for the treatment of any of these additional indications, any such additional indications may not be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize maralixibat for these additional indications, our commercial opportunity will be limited.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Although we believe that we hold a leading position in our focus on rare pediatric cholestatic liver diseases, our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis drug products that are more effective or less costly than our product candidates. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

Outside of surgery, there are no approved therapies for the treatment of ALGS or PFIC in the United States. Ursodeoxycholic acid (ursodiol), or UDCA, which is approved for the treatment of primary biliary cholangitis, or PBC, another type of cholestatic liver disease, is sometimes used to treat patients with other cholestatic liver diseases. Cholestyramine and other bile salt resins, rifampin, and naltrexone are sometimes used to treat patients suffering from pruritus, and a number of drugs, including UDCA, rifampin and naltrexone are used off-label to treat patients suffering from cholestatic liver disease. In addition, there are product candidates in development for some of these indications.

We are aware of two other companies pursuing clinical development of therapies that reduce sBA levels via the ASBT pathway. GlaxoSmithKline plc and Albireo Pharma, Inc., or Albireo, have ASBT inhibitors in clinical development for cholestatic liver diseases. We are aware that Albireo is enrolling a Phase 3 trial for PFIC1 and PFIC2 patients for A4250, or odevixibat, and has announced plans to pursue development in BA and other cholestatic liver diseases. Albireo has announced plans to release PFIC Phase 3 topline data in late-2019 or early-2020 and to initiate a clinical trial of A4250 in BA in the second half of 2019. We are aware that GlaxoSmithKline plc is conducting a Phase 2 trial of its ASBT inhibitor in PBC patients. We are also aware that Intercept Pharmaceuticals, Inc. is exploring BA as an indication for obeticholic acid. Further, we may compete with companies that are developing gene therapy for the treatment of PFIC. In adult settings of cholestasis, similar to pediatric settings, cholestyramine, UDCA, rifampin and naltrexone are commonly used agents. We are not aware of FDA approved therapeutics for the treatment of PSC or ICP. We are aware of several agents in clinical development for the treatment of PSC, including Allergan plc’s cenicriviroc, Cymabay Therapeutics Inc.’s seladelpar, DURECT Corporation’s DUR928, Gilead Sciences Inc.’s GS-9674, HighTide Biopharmaceutical Inc.’s HTD1801, Intercept Pharmaceutical Inc’s Ocaliva, or obeticholic acid and NGM Biopharmaceuticals Inc.’s NGM282. Furthermore, one of our own products, if approved, may be used off-label in the market for another of our products, if approved, adversely affecting the sales of such product.

Even though we have obtained orphan drug designation for maralixibat in PFIC and ALGS, we may not be able to obtain or maintain the benefits associated with orphan drug status, including market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. In September 2013, the FDA granted orphan drug status to maralixibat for the treatment of patients with PFIC and ALGS in the United States. We also received orphan drug status for maralixibat for PFIC and ALGS in the European Union in January 2014. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period. Another drug may receive marketing approval prior to our product candidates. The applicable period is seven years in the United States and ten years in the European Union, which may be extended by six months and two years, respectively, in the case of product candidates that have complied with the respective regulatory agency’s agreed upon pediatric investigation plan. The exclusivity period in the European Union can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, even after a drug is granted orphan exclusivity and approved, the FDA can subsequently approve another drug for the same condition before the expiration of the seven-year exclusivity period if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, the EMA may deny marketing approval for a product candidate if it determines such product candidate is structurally similar to an approved product for the same indication. In addition, if an orphan designated product receives marketing approval for an indication broader than or different from what is designated, such product may not be entitled to orphan exclusivity. Even though the FDA has granted orphan drug designation to maralixibat for the treatment of PFIC and ALGS, if we receive approval for maralixibat for a modified or different indication, our current orphan designations may not provide us with exclusivity.

Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process. Also, regulatory approval for any product candidate may be withdrawn, and other product candidates may obtain approval before us and receive orphan drug exclusivity, which could block us from entering the market.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the candidate from competition because different drugs can be approved for the same condition before the expiration of the orphan drug exclusivity period.

Although we have received a breakthrough therapy designation for maralixibat, this may not lead to a faster development, regulatory review or approval process, and it does not increase the likelihood that maralixibat will receive marketing approval in the United States.

We have received a breakthrough therapy designation for maralixibat for the treatment of PFIC2. A breakthrough therapy is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. The breakthrough therapy designation for maralixibat may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, the FDA may later decide that maralixibat no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may form or seek strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to maralixibat, volixibat and any future product candidates that we may develop. We intend to establish commercial partnerships outside of North America and in major European markets. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for volixibat because it may be deemed to be at too early of a stage of development for collaborative effort, and third parties may not view volixibat as having the requisite potential to demonstrate safety and efficacy. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. Following a strategic transaction or license, we may not achieve the revenues or specific net income that justifies such transaction. Any delays in entering into new strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

Our failure to successfully in-license, acquire, develop and market additional product candidates or approved products would impair our ability to grow our business.

Although a substantial amount of our efforts are focused on the clinical development, potential regulatory approval and commercialization of our product candidates, a key element of our long-term strategy is to in-license, acquire, develop, market and commercialize a portfolio of products to treat patients with liver disease. Because we do not have the necessary internal research and development capabilities, unless we build such capabilities internally, we will be dependent upon pharmaceutical companies, academic scientists and other researchers to sell or license products or technology to us. The success of this strategy depends partly upon our ability to identify and select promising biopharmaceutical product candidates and products, negotiate licensing or acquisition agreements with their current owners and finance these arrangements. The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing, sales and other resources, may compete with us for the license or acquisition of product candidates and approved products. We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all. Further, any product candidate that we acquire may require additional development efforts prior to commercial sale, including preclinical or clinical testing and approval by the FDA, the EMA and other similar regulatory authorities. All product candidates are prone to risks of failure during biopharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, any approved products that we acquire may not be manufactured or sold profitably or achieve market acceptance.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations.

We conduct our operations at our facility in Foster City, California. This region serves as the headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have offer letters with our key employees, these offer letters provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

Many of the other biotechnology and pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics are more appealing to high quality candidates than what we can offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can discover, develop and commercialize product candidates will be limited.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of May 31, 2019, we had 24 employees, all of whom are full-time. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional development, managerial, operational, financial, sales, marketing and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical and regulatory review process for maralixibat and volixibat, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

In addition, for maralixibat, we commenced enrollment in a Phase 3 clinical trial in PFIC in the second quarter of 2019 and expect to confirm our FDA strategy in ALGS in the fourth quarter of 2019 and initiate a Phase 3 clinical trial in ALGS in the first half of 2020. Further, for volixibat for the treatment of adult patients with cholestatic liver diseases, we expect to initiate a Phase 2 clinical trial in 2020. Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. To date, we have used the services of outside vendors to perform tasks including clinical trial management, statistics and analysis, regulatory affairs, formulation development and other drug development functions. Our growth strategy may also entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on numerous consultants, effectively outsourcing many key functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for our product candidates or otherwise advance our business. We may not be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our operations, and those of our CROs and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce maralixibat and volixibat. Our ability to obtain clinical supplies of maralixibat and volixibat could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. Our corporate headquarters is located in California near major earthquake faults and fire zones. The ultimate impact on us, our significant suppliers and our general infrastructure of being located near major earthquake faults and fire zones and being consolidated in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

Our employees, independent contractors, principal investigators, CROs, consultants, strategic partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that employees, independent contractors, principal investigators, CROs, consultants and vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (1) the laws of the FDA and other similar foreign regulatory bodies, including those laws that require the reporting of true, complete and accurate information to the FDA and other similar foreign regulatory bodies; (2) manufacturing standards; (3) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws or (4) laws that require the true, complete and accurate reporting of our financial information or data. These laws may impact, among other things, our current activities with principal investigators and research subjects, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. If we obtain regulatory approval for any of our product candidates and begin commercializing those products in the United States and in the European Union, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

Our relationships with customers, physicians and third-party payors may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws and other healthcare laws and regulations. If we or our employees, independent contractors, consultants, commercial partners or vendors violate these laws, we could face substantial penalties.

These laws may impact, among other things, our clinical research program, as well as our proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive and other business arrangements. We may also be subject to federal, state and foreign laws governing the privacy and security of identifiable patient information. The U.S. healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully, offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the purchasing, leasing, ordering or arranging for the purchase, lease, or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that may be alleged to be intended to induce prescribing, purchases or recommendations, include any payments of more than fair market value, and may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act and the civil monetary penalties statute;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the federal civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal government programs that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government, including federal healthcare programs;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal civil and criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, which impose requirements on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians, certain other healthcare professionals, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Additionally, we may be subject to state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope. For example, we may be subject to the following: state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, or that apply regardless of payor; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures, or drug pricing; state and local laws requiring the registration of pharmaceutical sales and medical representatives; and state and foreign laws, such as the European Union General Data Protection Regulation, or GDPR, governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, or our arrangements with physicians, could be subject to challenge under one or more of such laws. If we or our employees, independent contractors, consultants, commercial partners and vendors violate these laws, we may be subject to investigations, enforcement actions and/or significant penalties. We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us,, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

We are subject to restrictive regulations governing the use, processing and cross-border transfer of personal information.

The collection and use of personal data in the European Union are governed by the GDPR. The GDPR imposes stringent requirements for controllers and processors of personal data, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. In addition, the GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

The GDPR applies extraterritorially, and we may be subject to the GDPR because of our data processing activities that involve the personal data of individuals residing in the European Union, such as in connection with our United Kingdom clinical trials. In addition, we maintain an office in Switzerland, which has its own set of stringent privacy and data protection laws and regulations. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the European Union member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. This may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations and prospects. In addition to the foregoing, a breach of the GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, orders to cease/change our use of data, enforcement notices, or potential civil claims including class action type litigation.

In addition, California recently enacted the California Consumer Privacy Act, or CPPA, which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling certain personal data of consumers or households. The CCPA will require covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide such consumers new ways to opt-out of certain sales or transfers of personal information, and provide consumers with additional causes of action. The CCPA goes into effect on January 1, 2020, and the California Attorney General may bring enforcement actions for violations beginning July 1, 2020. The CCPA was amended on September 23, 2018, and it remains unclear what, if any, further modifications will be made to this legislation or how it will be interpreted. As currently written, the CCPA may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any of our product candidates causes or is perceived to cause injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize any product candidate; or

•	a decline in our share price.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry an aggregate of up to $10 million of product liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. If we determine that it is prudent to increase our product liability coverage due to the commercial launch of any approved product, we may be unable to obtain such increased coverage on acceptable terms, or at all. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, and anti-corruption and anti-money laundering laws and regulations, including the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, clinical research organizations, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products internationally once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, clinical research organizations, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Risks Related to Our Reliance On Third Parties

We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We are dependent on patents, know-how and proprietary technology, both our own and licensed from others. We entered into an assignment and license agreement with Shire International GmbH, or Shire, pursuant to which we were assigned exclusive global rights to license intellectual property and know-how related to maralixibat and volixibat, rights to license know-how related to maralixibat from Pfizer, Inc., or Pfizer, and certain patents and know-how related to maralixibat and volixibat from Satiogen Pharmaceuticals, Inc., or Satiogen. We have in-licensed certain patents and know-how related to volixibat from Shire and Sanofi-Aventis Deutschland GmbH, or Sanofi. We are required to use commercially reasonable efforts or diligent efforts to commercialize products based on the licensed rights and to pay certain royalties based off our net sales and, in the case of Satiogen, our sublicensing revenues. We may not meet these requirements which could result in a loss or termination of any rights under such agreements. Any termination of these licenses will result in the loss of significant rights and will restrict our ability to commercialize our product candidates. See “Business—License Agreements” for a description of our license agreements, which includes a description of the termination provisions of these agreements.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below under “Risks Related to Our Intellectual Property.” If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We currently rely on, and intend to continue relying on, third-party CROs in connection with our clinical trials for maralixibat. We intend to rely on third-party CROs in connection with our clinical trials for volixibat. We control or will control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with applicable protocol, legal, regulatory and scientific standards, and our reliance on our CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these CROs fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our clinical trials must be conducted with drug product produced under cGMP regulations and will require a large number of test subjects. Our failure or any failure by our CROs to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of our CROs violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Our CROs are not our employees and, except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical, clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on our behalf. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Although we carefully manage our relationships with our CROs, we may encounter challenges or delays in the future and these delays or challenges may have a material adverse impact on our business, prospects, financial condition and results of operations.

We rely completely on third parties to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of each of our product candidates, if approved, and these third parties may fail to obtain and maintain regulatory approval for their facilities, fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.

We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials, and we lack the resources and the capability to manufacture our product candidates on a clinical or commercial scale. Instead, we rely on contract manufacturers for such production. In particular, we rely on a number of different manufacturers to obtain our supply of maralixibat to support our clinical trial program, including different manufacturers for adult and pediatric formulations of maralixibat.

We do not currently have any long-term agreement with a manufacturer to produce raw materials, active pharmaceutical ingredients, or APIs, and the finished products of our product candidates or the associated packaging and administration syringes used in our current product format. We will need to identify and qualify a third-party manufacturer prior to commercialization of our product candidates, and we intend to enter into agreements for commercial production with third-party suppliers. As our product candidates are intended to treat rare liver diseases, we will only require a low-volume of raw materials and APIs, and in the case of maralixibat and volixibat, in some cases with single-source suppliers and manufacturers. Our reliance on third-party suppliers and manufacturers, including single-source suppliers, could harm our ability to develop our product candidates or to commercialize any product candidates that are approved. Further, any delay in identifying and qualifying a manufacturer for commercial production could delay the potential commercialization of our product candidates, and, in the event that we do not have sufficient product to complete our planned clinical trials, it could delay such trials.

The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the applicable regulatory authorities, including the FDA, pursuant to inspections that will be conducted after an NDA or comparable foreign regulatory marketing application is submitted. We do not control the manufacturing process of our product candidates and are completely dependent on our contract manufacturing partners for compliance with the FDA’s cGMP requirements for manufacture of both the active drug substances and finished drug product. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s strict regulatory requirements, they will not be able to secure or maintain FDA approval for the manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any other applicable regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, or if our suppliers or contract manufacturers decide they no longer want to supply or manufacture for us, we may need to find alternative manufacturing facilities, in which case we might not be able to identify manufacturers for clinical or commercial supply on acceptable terms, or at all, which would significantly impact our ability to develop, obtain regulatory approval for or market maralixibat and volixibat.

In addition, the manufacture of pharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production and absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in our supply of maralixibat or volixibat or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Any stability or other issues relating to the manufacture of our product candidates may occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our product candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

If we or our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical, radioactive and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical, radioactive or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical radioactive or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks Related to Our Financial Position and Capital Requirements

We will need substantial additional financing to develop our product candidates and implement our operating plans. If we fail to obtain additional financing, we may be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development and seek regulatory approval of our product candidates. We will require significant additional amounts in order to prepare for commercialization, and, if approved, to launch and commercialize our product candidates.

We estimate that our net proceeds from this offering will be approximately $                 million, based on the assumed initial public offering price of $                 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We believe that such proceeds together with our existing cash and cash equivalents, will be sufficient to fund our operations through at least the next 12 months. In particular, we expect that the net proceeds from this offering, along with our existing cash and cash equivalents, will allow us to further the clinical development of maralixibat, including our planned Phase 3 clinical trials in PFIC and ALGS and our anticipated clinical program in BA and to further the clinical development of volixibat, including our planned Phase 2 clinical trials in ICP and PSC. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We will require additional capital for the further development and commercialization of our product candidates and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate.

Additional funding may not be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of maralixibat or volixibat or other research and development initiatives. We also could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire (if at all). At December 31, 2018, after reducing net operating losses, or NOLs, and research and development credits for amounts not expected to be utilized, we had federal and state NOL carryforwards of approximately $2.2 million and $2.2 million, respectively. The federal NOL carryforwards do not expire, and the state NOL carryforwards will begin to expire in 2038, unless previously utilized. We also have federal and state research and development credit carryforwards totaling $0.5 million and $12 thousand, respectively. The federal research and development credit carryforwards will begin to expire in 2038, unless previously utilized. The state research and development credits will not expire.

Under recently enacted U.S. tax legislation, federal NOL carryforwards generated in periods after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually. Our NOL carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50 percentage points (by value), as defined under Section 382 of the Internal Revenue Code of 1986, as amended. Our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with this offering. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in our ownership resulting from past ownership changes or this offering or any resulting tax loss limitations. Such limitations could result in the expiration of our carryforwards before they can be utilized and, if we are profitable, our future cash flows could be adversely affected due to our increased taxable income or tax liability. We have recorded a full valuation allowance related to our NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Recent U.S. tax legislation may materially adversely affect our financial condition, results of operations and cash flows.

The recently enacted Tax Act has significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate and revising the rules governing NOLs. Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and is subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and U.S. Internal Revenue Service, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. Based on our current evaluation of this legislation, the reduction of the U.S. corporate income tax rate required a provisional write-down of our deferred income tax assets (including the value of our NOL carryforwards and our tax credit carryforwards).

There may be other material adverse effects resulting from the legislation that we have not yet identified. While some of the changes made by the tax legislation may adversely affect us in one or more reporting periods, other changes may be beneficial on a going forward basis. We continue to work with our tax advisors to determine the full impact that the recent tax legislation as a whole will have on us. We urge our investors to consult with their legal and tax advisors with respect to such legislation and the potential tax consequences of investing in our common stock.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our drug candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

Our commercial success will depend in part on obtaining and maintaining a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies. Any unauthorized disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in pharmaceutical patents has emerged to date in the United States or in many jurisdictions outside of the United States. Changes in either the patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that may be issued from the applications we currently or may in the future own or license from third parties. Further, if any patents we obtain or license are deemed invalid and unenforceable, our ability to commercialize or license our technology could be adversely affected.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our actual or potential future collaborators will be successful in protecting our product candidates, proprietary technologies and their uses by obtaining and defending patents. These risks and uncertainties include the following:

•

the United States Patent and Trademark Office, or the USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

•	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use and sell our potential product candidates;

•

other parties may have designed around our claims or developed technologies that may be related or competitive to our platform, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position;

•

any successful opposition to any patents owned by or licensed to us could deprive us of rights necessary for the practice of our technologies or the successful commercialization of any products or product candidates that we may develop;

•

because patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we or our licensors were the first to file any patent application related to our product candidates, proprietary technologies and their uses;

•

an interference proceeding can be provoked by a third party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications for any application with an effective filing date before March 16, 2013;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

The patent prosecution process is also expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. We may also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or feasible. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our product candidates and proprietary technologies and erode or negate any competitive advantage we may have, which could have a material adverse effect on our financial condition and results of operations. For example:

•	others may be able to make compounds that are similar to our drug candidates but that are not covered by the claims of our patents;

•	we might not have been the first to make the inventions covered by our pending patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	any patents that we obtain may not provide us with any competitive advantages;

•	we may not develop additional proprietary technologies that are patentable;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we cannot ensure that any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our products;

•	we cannot ensure that we will be able to successfully commercialize our products on a substantial scale, if approved, before the relevant patents that we own or license expire; or

•	the patents of others may have an adverse effect on our business.

Others have filed, and in the future are likely to file, patent applications covering products and technologies that are similar, identical or competitive to ours or important to our business. We cannot be certain that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, or that we or our licensors will not be involved in interference, opposition or invalidity proceedings before U.S. or non-U.S. patent offices.

We cannot be certain that the claims in our issued patents and pending patent applications covering maralixibat or volixibat will be considered patentable by the USPTO, courts in the United States, or by patent offices and courts in foreign countries. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property internationally.

The strength of patents in the biotechnology and pharmaceutical fields involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover maralixibat or volixibat in the United States or in foreign countries. Even if such patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to our patents could deprive us of exclusive rights necessary for the successful commercialization of maralixibat or volixibat. Furthermore, even if they are unchallenged, our patents may not adequately protect our intellectual property, provide exclusivity for maralixibat or volixibat or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents we hold with respect to maralixibat or volixibat is threatened, it could dissuade companies from collaborating with us to develop, or threaten our ability to commercialize, maralixibat or volixibat.

Further, if we encounter delays in our development efforts, including our clinical trials, the period of time during which we could market maralixibat or volixibat under patent protection would be reduced. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. A patent term extension of up to five years based on regulatory delay may be available in the United

States under the Hatch-Waxman Act. However, only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product. Moreover, the scope of protection during the period of the patent term extension does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Further, a patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced.

For U.S. patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our participation in an interference proceeding may fail and, even if successful, may result in substantial costs and distract our management and other employees.

For U.S. patent applications containing a claim not entitled to priority before March 16, 2013, there is greater level of uncertainty in the patent law. In September 2011, the Leahy-Smith America Invents Act, or the America Invents Act, was signed into law. The America Invents Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO is developing regulations and procedures to govern the administration of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and in particular, the “first to file” provisions, were enacted on March 16, 2013. It remains unclear what impact the America Invents Act will have on the operation of our business. Moreover, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidates and drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology, such as third parties involved in the manufacture of our product candidates, such as maralixibat and volixibat, and third parties involved in our clinical trials to enter into confidentiality agreements. We cannot be certain that all such agreements have been duly executed, that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

We currently rely on method-of-use and formulation patents to protect maralixibat and composition-of-matter and method-of-use patents to protect volixibat.

We currently own patent applications in the United States, Europe and other countries covering the methods of treating cholestasis using ASBT inhibitors, including maralixibat and volixibat, with limited systemic exposure. We also own patent applications in Europe, and other countries covering the pediatric formulations of such ASBT inhibitors. A patent based on any of these patent applications may never be issued. We do not have patents or patent applications covering maralixibat as a composition of matter. Therefore, the primary patent-based intellectual property protection for our maralixibat program will be any patents granted on the pending method-of-use and formulation patent applications.

Composition-of-matter patents on active pharmaceutical ingredients are generally considered to be the strongest form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any method of use. Method-of-use patents protect the use of a product for the specified method. Method-of-use patents do not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their products for our targeted indication(s), physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patents and/or applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to foreign patent agencies. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market earlier than should otherwise have been the case, which would have a material adverse effect on our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly on obtaining and enforcing patents. Our patent rights may be affected by developments or uncertainty in U.S. or foreign patent statutes, patent case law, USPTO rules and regulations or the rules and regulations of foreign patent offices. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States may, at any time, enact changes to U.S. patent law and regulations, including by legislation, by regulatory rule-making, or by judicial precedent, that adversely affect the scope of patent protection available and weakened the rights of patent owners to obtain patents, enforce patent infringement and obtain injunctions and/or damages. For example, the scope of patentable subject matter under

35 U.S.C. 101 has evolved significantly over the past several years as the Court of Appeals for the Federal Circuit and the Supreme Court issued various opinions, and the USPTO modified its guidance for practitioners on multiple occasions. Other countries may likewise enact changes to their patent laws in ways that adversely diminish the scope of patent protection and weaken the rights of patent owners to obtain patents, enforce patent infringement and obtain injunctions and/or damages. Further, the United States and other governments may, at any time, enact changes to law and regulation that create new avenues for challenging the invalidity of issued patents. For example, the America Invents Act created new administrative post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings that allow third parties to challenge the validity of issued patents. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect. Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights in the same manner and to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection but enforcement of such patent protection is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The requirements for patentability may differ in certain countries. For example, unlike other countries, China has a heightened requirement for patentability, and specifically requires a detailed description of medical uses of a claimed drug. In India, unlike the United States, there is no link between regulatory approval for a drug and its patent status. In addition to India, certain countries in Europe and developing countries, including China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology or pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to a number of license agreements under which we are granted intellectual property rights that are important to our business. For example, certain trade secrets related to maralixibat are licensed from Pfizer, and patents, patent applications and trade secrets related to volixibat are licensed from Sanofi. Our existing license agreements as related to maralixibat and volixibat impose various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under a license agreement, or we are subject to a bankruptcy, the license agreement may be terminated, in which event we would not be able to develop, commercialize or market maralixibat or volixibat, as the case may be. See “Business—License Agreements” for a description of our license agreements, which includes a description of the termination provisions of these license agreements.

Licensing of intellectual property rights is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property rights subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property rights of the licensor that are not subject to the licensing agreement;

•	our right to sublicense intellectual property rights to third parties under collaborative development relationships;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, our business, results of operations, financial condition and prospects may be adversely affected. We may enter into additional licenses in the future and if we fail to comply with obligations under those agreements, we could suffer adverse consequences.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees (including former employees of our licensors), collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our drug candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

Presently we have intellectual property rights, through licenses from third parties including Shire, Pfizer, Satiogen and Sanofi, related to our product candidates. For example, we have our license agreements with Shire and Satiogen for both maralixibat and volixibat. We have our license agreement with and Pfizer for our intellectual property rights covering maralixibat. Further, we have our license agreement with Sanofi for our intellectual property rights covering volixibat. Because our programs may require the use of additional proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and these rights may be held by others. We may be unable to acquire or in-license proprietary rights related to any compositions, formulations, methods of use, processes or other intellectual property rights from third parties that we identify as being necessary for our product candidates. Even if we are able to obtain a license to such proprietary rights, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Where we obtain licenses from or collaborate with third parties, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties, or such activities, if controlled by us, may require the input of such third parties. We may also require the cooperation of our licensors and collaborators to enforce any licensed patent rights, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business, in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such application. Moreover, if we do obtain necessary licenses, we will likely have obligations under those licenses, including making royalty and milestone payments, and any failure to satisfy those obligations could give our licensor the right to terminate the license. Termination of a necessary license, or expiration of licensed patents or patent applications, could have a material adverse impact on our business. Our business would suffer if any such licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Furthermore, if any licenses terminate, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties may gain the freedom to seek regulatory approval of, and to market, products identical to ours. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

The licensing and acquisition of third-party proprietary rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party proprietary rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

For example, we may collaborate with U.S. and foreign academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate an exclusive license to any of the institution’s proprietary rights in technology resulting from the collaboration. Regardless of such option to negotiate a license, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer, on an exclusive basis, their proprietary rights to other parties, potentially blocking our ability to pursue our program.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us, either on reasonable terms, or at all. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights on commercially reasonable terms, our ability to commercialize our products, and our business, financial condition and prospects for growth could suffer.

Third-party claims alleging intellectual property infringement may prevent or delay our drug discovery and development efforts.

Our success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including inter partes review, interference and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. The America Invents Act introduced new procedures including inter partes review and post grant review. The implementation of these procedures brings uncertainty to the possibility of challenges to our patents in the future and the outcome of such challenges. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our activities related to our product candidates may give rise to claims of infringement of the patent rights of others.

The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We cannot assure you that any of our current or future product candidates will not infringe existing or future patents. We may not be aware of patents that have already issued that a third party might assert are infringed by one of our current or future product candidates. Nevertheless, we are not aware of any issued patents that will prevent us from marketing our product candidates.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, there may be currently pending third-party patent applications which may later result in issued patents that our product candidates or our technologies may infringe, or which such third parties claim are infringed by the use of our technologies. Parties making claims against us for infringement or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, could involve substantial expenses and could be a substantial diversion of employee resources from our business.

If we collaborate with third parties in the development of technology in the future, our collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to litigation or potential liability. Further, collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability. In the future, we may agree to indemnify our commercial collaborators against certain intellectual property infringement claims brought by third parties.

Any claims of patent infringement asserted by third parties would be time consuming and could:

•	result in costly litigation;

•	divert the time and attention of our technical personnel and management;

•	cause development delays;

•	prevent us from commercializing maralixibat or our other product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

•

require us to pay damages to the party whose intellectual property rights we may be found to be infringing, which may include treble damages if we are found to have been willfully infringing such intellectual property;

•	require us to pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing; and/or

•	require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all.

If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do either. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, which may not be available, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our drug candidates to market and be precluded from manufacturing or selling our drug candidates.

We do not always conduct independent reviews of pending patent applications of and patents issued to third parties. We cannot be certain that others have not filed patent applications for technology covered by our pending applications, or that we were the first to invent the technology, because:

•	some patent applications in the United States may be maintained in secrecy until the patents are issued;

•	patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived;

•

pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our product candidates or the use of our product candidates;

•

identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims;

•	patent applications in the United States are typically not published until 18 months after the priority date; and

•	publications in the scientific literature often lag behind actual discoveries.

Furthermore, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history and can involve other factors such as expert opinion. Our interpretation of the relevance or the scope of claims in a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. Further, we may incorrectly determine that our technologies, products, or product candidates are not covered by a third party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or internationally that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our products or product candidates.

Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours, and others may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our product candidates and future approved products or impair our competitive position. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions. Other countries have similar laws that permit secrecy of patent applications, and may be entitled to priority over our applications in such jurisdictions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

If a third party prevails in a patent infringement lawsuit against us, we may have to stop making and selling the infringing product, pay substantial damages, including treble damages and attorneys’ fees if we are found to be willfully infringing a third party’s patents, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly. Even if we were able to obtain a license, the rights may be nonexclusive, which may give our competitors access to the same intellectual property.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, in addition to our employees, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming, and unsuccessful. Further, our issued patents could be found invalid or unenforceable if challenged in court, and we may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

Third parties including competitors may infringe, misappropriate or otherwise violate our patents, patents that may issue to us in the future, or the patents of our licensors that are licensed to us. To counter infringement or unauthorized use, we may need to or choose to file infringement claims, which can be expensive and time-consuming. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

If we choose to go to court to stop another party from using the inventions claimed in our patents, that individual or company has the right to ask the court to rule that such patents are invalid, unenforceable, or should not be enforced against that third party for any number of reasons. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements for patentability, including lack of novelty, obviousness, lack of written description, indefiniteness, or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution, i.e. committed inequitable conduct. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. Similar mechanisms for challenging the validity and enforceability of a patent exist in foreign patent offices and courts and may result in the revocation, cancellation, or amendment of any foreign patents we or our licensors hold now or in the future. The outcome following legal assertions of invalidity and unenforceability is unpredictable, and prior art could render our patents or those of our licensors invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would have a material adverse impact on our business.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our product candidates to market.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors, and inventions agreements with employees, consultants and advisors, to protect our trade secrets and other proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Despite these efforts, we cannot provide any assurances that all such agreements have been duly executed, and these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

In addition, such security measures may not provide adequate protection for our proprietary information, for example, in the case of misappropriation of a trade secret by an employee, consultant, customer or third party with authorized access. Our security measures may not prevent an employee, consultant or customer from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, the criteria for protection of trade secrets can vary among different jurisdictions.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Because from time to time we expect to rely on third parties in the development, manufacture, and distribution of our products and provision of our services, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations.

Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark.

Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our products.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

•

collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•

a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;

•

collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Risks Related to This Offering and Ownership of our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. Although we plan to apply to list our common stock on the Nasdaq Global Market, or Nasdaq, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•

the commencement, enrollment or results of our ongoing clinical trials of maralixibat and volixibat or any future clinical trials we may conduct, or changes in the development status of our product candidates;

•

any delay in our regulatory filings for maralixibat or volixibat and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	adverse results or delays in clinical trials;

•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	adverse regulatory decisions, including failure to receive regulatory approval for our product candidates;

•	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

•	the failure to obtain coverage and adequate reimbursement of our product candidates, once approved;

•	adverse developments concerning our manufacturers;

•	our inability to obtain adequate product supply for any approved drug product or inability to do so at acceptable prices;

•	our inability to establish collaborations if needed;

•	our failure to commercialize our product candidates;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	introduction of new products or services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	the size and growth, if any, of the markets for PFIC, ALGS and other cholestatic liver diseases that we may target;

•	our ability to successfully enter new markets or develop additional product candidates;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	issuances of debt or equity securities;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	changes in accounting practices;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and Nasdaq-listed and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, greater than 5% holders and their affiliates owned approximately 89.2% of our voting stock as of May 31, 2019, and, upon the closing of this offering, that same

group will hold approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares) in each case based on the assumed initial public offering price of $                 per share. Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

In addition, each of our current directors was elected to serve as a member of our board of directors pursuant to a voting agreement dated November 5, 2018, by and among us and certain of our stockholders. Pursuant to the voting agreement: (1) Edward T. Mathers was designated by New Enterprise Associates 16, L.P. to serve on our board of directors as a representative of our preferred stockholders; (2) Patrick Heron was designated by Frazier Life Sciences IX, L.P. to serve on our board of directors as a representative of our preferred stockholders; (3) Niall O’Donnell, Ph.D. was designated by RiverVest Venture Fund IV, L.P. to serve on our board of directors as a representative of our preferred stockholders; (4) Jonathan Leff was designated by Deerfield Healthcare Innovations Fund, L.P. and/or Deerfield Private Design Fund IV, L.P. to serve on our board of directors as a representative of our preferred stockholders; (5) Tiba Aynechi, Ph.D. was designated by Novo Holdings A/S to serve on our board of directors as a representative of our preferred stockholders; (6) Michael Grey was designated to serve on our board of directors as a representative of our common stockholders; (7) Christopher Peetz was designated to serve on our board of directors as the serving Chief Executive Officer; and (8) Dr. Fischer was designated to serve on our board of directors as an independent designee thereunder. The voting agreement will terminate upon the closing of this offering, and thereafter no stockholder will have any special rights regarding the election or designation of the members of our board of directors.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $                 per share, based on the assumed initial public offering price of $                 per share and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us. Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding after giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an emerging growth company and a smaller reporting company, and the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of GAAP or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2020, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our consolidated financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of March 31, 2019, upon the closing of this offering we will have outstanding a total of                  shares of common stock based on the assumed initial public offering price of $                 per share. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering. Citigroup Global Markets Inc. and Evercore Group L.L.C., however, may, in their discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, up to an additional                  shares of common stock will be eligible for sale in the public market, of which shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, based on the assumed initial public offering price of $                 per share. In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of 134,626,191 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above and based on the assumed initial public offering price of $                 per share. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

Pursuant to our 2019 Plan, our management is authorized to grant stock options to our employees, directors and consultants. Additionally, the number of shares of our common stock reserved for issuance under our 2019 Plan will automatically increase on January 1 of each year, beginning on January 1, 2020 (assuming the 2019 Plan becomes effective before such date) and continuing through and including January 1, 2029, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our common stock.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We intend to use the net proceeds we receive from this offering to further the clinical development of maralixibat, including our planned Phase 3 clinical trials in PFIC and ALGS and our anticipated clinical program in BA; to further the clinical development of volixibat, including our planned Phase 2 clinical trials in ICP and PSC; and the remainder for other ongoing research and development activities, and for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the remaining net proceeds and our existing cash and cash equivalents to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective at or prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•

a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided these provisions of our amended and restated certificate of incorporation and amended and restated bylaws will apply to suits brought to enforce a duty or liability created by the Securities Act, but stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations thereunder; and provided these provisions of our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, research and development costs, the anticipated timing, costs and conduct of our planned clinical trials for maralixibat and volixibat, the timing and likelihood of regulatory filings and approvals for maralixibat and volixibat, our ability to commercialize maralixibat and volixibat, if approved, the pricing and reimbursement of maralixibat and volixibat, if approved, the potential benefits of strategic collaborations and our ability to enter into strategic arrangements, timing and likelihood of success, plans and objectives of management for future operations, and future results of anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See the section entitled “Where You Can Find Additional Information.”

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus, and while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

MARKET, INDUSTRY AND OTHER DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $                 million (or approximately $                million if the underwriters’ option to purchase                  additional shares of our common stock is exercised in full) based on the assumed initial public offering price of $                 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming the initial public offering price of $                 per share remains the same, and after deducting underwriting discounts and commissions.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds of this offering as follows:

•	approximately $ million to $ million to further the clinical development of maralixibat, including our planned Phase 3 clinical trials in PFIC and ALGS and our anticipated clinical program in BA;

•	approximately $ million to $ million to further the clinical development of volixibat, including our planned Phase 2 clinical trials in ICP and PSC; and

•	the remainder for other ongoing research and development activities, and for general corporate purposes, including working capital, operating expenses and capital expenditures.

We may also use a portion of the remaining net proceeds and our existing cash and cash equivalents to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

We believe, based on our current operating plan, that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next 12 months. In particular, we expect that the net proceeds from this offering will allow us to complete our planned Phase 3 clinical trials for maralixibat and our planned Phase 2 clinical trials for volixibat. However, our expected use of proceeds from this offering described above represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the closing of this offering or the actual amounts that we will spend on the uses set forth above. The net proceeds from this offering, together with our cash and cash equivalents, will not be sufficient for us to fund all of our product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of all of our product candidates.

The amounts and timing of our actual expenditures will depend on numerous factors, including the time and cost necessary to conduct our planned clinical trials, the results of our planned clinical trials and other factors described in the section entitled “Risk Factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

Since inception, we have never declared or paid any cash dividends on our capital stock, and we do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2019:

•	on an actual basis;

•

on a pro forma basis, giving effect to the (i) issuance of an aggregate of 59,844,699 shares of our Series A convertible preferred stock in April 2019 and our receipt of approximately $60.0 million in aggregate gross proceeds therefrom, (ii) automatic conversion of all of our outstanding shares of Series A convertible preferred stock into an aggregate of 119,752,983 shares of our common stock and the related reclassification of the carrying value of our Series A convertible preferred stock to permanent equity in connection with the closing of this offering, (iii) expiration of the deemed redemption feature and related reclassification of 14,873,268 shares of our redeemable common stock into permanent equity immediately upon the closing of this offering, and (iv) filing and effectiveness of our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) our receipt of net proceeds from the sale of             shares of common stock in the offering at the assumed initial public offering price of $            per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2019
	Actual	Pro Forma	Pro Forma, As Adjusted
	(in thousands, except share and per share amounts) (unaudited)
Cash and cash equivalents	$49,493	$109,493	$

Series A redeemable convertible preferred stock, $0.0001 par value; 120,000,000 shares authorized, 59,908,284 shares issued and outstanding, actual, and no shares authorized or outstanding, pro forma and pro forma as adjusted	$59,849	$—	$
Redeemable common stock(1), $0.0001 par value; 14,873,208 shares issued and outstanding, actual, no shares issued and outstanding, pro forma and pro forma as adjusted	6,990	—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued, and outstanding, actual, and shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 180,000,000 shares authorized, 9,500,000 shares issued and 5,374,988 shares outstanding, excluding 4,125,012 shares subject to repurchase, actual, shares authorized, 144,126,191 shares issued and 140,001,179 shares outstanding, excluding 4,125,012 shares subject to repurchase, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	14
Additional paid-in capital	252	127,078
Accumulated deficit	(23,305)	(23,305)

Total stockholders’ equity (deficit)	$(23,052)	$103,787	$

Total capitalization	$43,787	$103,787	$

(1)	Represents 14,873,208 shares of our common stock issued to Shire in partial consideration of the rights granted to us pursuant to the Shire License Agreement. The shares contain a certain feature that is deemed for accounting purposes to constitute a redemption feature that may be triggered in the event of certain liquidation events that are not solely in our control. See “Certain Relationships and Related Person Transactions—Agreements with Shire International GmbH” and Note 5 to our consolidated financial statements included elsewhere in this prospectus for a more detailed description of this feature.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $            million, assuming the assumed initial public offering price of $             per share remains the same, and after deducting the underwriting discounts and commissions.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), total capitalization and shares of common stock outstanding as of March 31, 2019 would be $            , $            , $            , $             and             , respectively.

The table above excludes, as of March 31, 2019:

•	11,315,000 shares of our common stock issuable upon the exercise of stock options outstanding under our 2018 Plan, with a weighted-average exercise price of $0.367 per share;

•

             shares of our common stock reserved for future issuance under our 2019 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any automatic annual increases in the number of shares of common stock reserved for issuance under our 2019 Plan and any shares underlying outstanding stock awards granted under our 2018 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Equity Incentive Plans”; and

•

             shares of our common stock reserved for issuance under our ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, and any automatic annual increases in the number of shares of common stock reserved for future issuance under our ESPP.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

As of March 31, 2019, we had a historical net tangible book value (deficit) of $(23.1) million, or ($2.43) per share of common stock based on 9,500,000 shares of common stock outstanding, including 4,125,012 shares subject to repurchase as of such date. Our historical net tangible book value (deficit) per share represents total tangible assets less total liabilities, convertible preferred stock, and redeemable common stock, which is not included within permanent equity, divided by the number of shares of common stock outstanding, including shares subject to repurchase at March 31, 2019.

Our pro forma net tangible book value as of March 31, 2019 was $103.8 million, or $0.72 per share, after giving effect to the (i) issuance of an aggregate of 59,844,699 shares of our Series A convertible preferred stock in April 2019 and our receipt of approximately $60.0 million in aggregate gross proceeds therefrom, (ii) automatic conversion of all of our outstanding shares of Series A convertible preferred stock into an aggregate of 119,752,983 shares of our common stock and the related reclassification of the carrying value of our Series A convertible preferred stock to permanent equity in connection with the closing of this offering, and (iii) expiration of the deemed redemption feature and related reclassification of 14,873,208 shares of our redeemable common stock into permanent equity upon the closing of this offering.

After giving effect to the sale by us of              shares of common stock in this offering at the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2019 would have been $             million, or $             per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash paid by an investor for a share of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2019	$(2.43)
Pro forma increase in historical net tangible book value per share attributable to the pro forma transactions described in the preceding paragraphs	3.15

Pro forma net tangible book value per share as of March 31, 2019	0.72
Increase in pro forma as adjusted net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $             per share and increase (decrease) the dilution to investors purchasing shares in this offering by $             per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             per share and decrease (increase) the dilution to investors purchasing shares in this offering by approximately $             per share, in each case assuming the assumed initial public offering price of $             per share remains the same, and after deducting the underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $             per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $             per share.

The foregoing table and calculations exclude, as of March 31, 2019:

•	11,315,000 shares of our common stock issuable upon the exercise of stock options outstanding under our 2018 Plan, with a weighted-average exercise price of $0.367 per share;

•

                 shares of our common stock reserved for future issuance under our 2019 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any automatic annual increases in the number of shares of common stock reserved for issuance under our 2019 Plan and any shares underlying outstanding stock awards granted under our 2018 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Equity Incentive Plans”; and

•

                 shares of our common stock reserved for issuance under our ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, and any automatic annual increases in the number of shares of common stock reserved for future issuance under our ESPP.

To the extent that any outstanding options are exercised or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data as of, and for the periods ended on, the dates indicated. The selected consolidated statement of operations and compressive loss data for the period from May 2, 2018 to December 31, 2018 and the consolidated balance sheet data as of December 31, 2018 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived the selected consolidated statements of operations and comprehensive loss data for the three months ended March 31, 2019, and the balance sheets data as of March 31, 2019, from our unaudited interim consolidated financial statements and notes included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements in accordance with GAAP and on the same basis as the audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments that, in our opinion, we consider necessary for a fair statement of the consolidated financial information set forth in those statements. Our historical results are not necessarily indicative of our results in any future period, and the results for the three months ended March 31, 2019, are not necessarily indicative of results to be expected for the full year or any other period.

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Period from May 2, 2018 to December 31, 2018	Three Months Ended March 31, 2019
	(in thousands, except share and per share data)	(in thousands, except share and per share data) (unaudited)
Consolidated Statements of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$2,331	$4,863
In process research and development	14,490	—
General and administrative	585	1,321

Total operating expenses	17,406	6,184

Loss from operations	(17,406)	(6,184)
Other income (expense), net	58	227

Net loss and comprehensive loss	$(17,348)	$(5,957)

Net loss per share, basic and diluted(1)	$(2.41)	$(0.30)

Weighted-average shares of common stock outstanding, basic and diluted(2)	7,194,661	20,141,949

Pro forma net loss per share, basic and diluted (unaudited)(1)	$(0.82)	$(0.07)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)	21,247,221	80,050,233

(1)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

(2)	In connection with the issuance of our Series A convertible preferred stock in November 2018, certain of our founders entered into stock restriction agreements, whereby 4,500,000 of previously unrestricted shares of common stock became subject to repurchase by us upon the founders’ termination of employment or service, which right lapses as the shares vest.

	As of December 31, 2018	As of March 31, 2019
	(in thousands)	(in thousands)
		(unaudited)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$51,963	$49,493
Working capital(1)	49,526	43,233
Total assets	51,975	51,500
Series A redeemable convertible preferred stock	59,849	59,849
Redeemable common stock(2)	6,990	6,990
Total stockholders’ equity (deficit)	(17,313)	(23,052)

(1)	We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.
(2)	Represents 14,873,208 shares of our common stock issued to Shire in partial consideration of the rights granted to us pursuant to the Shire License Agreement. The shares contain a certain feature that is deemed for accounting purposes to constitute a redemption that may be triggered in the event of certain liquidation events that are not solely in our control. See “Certain Relationships and Related Person Transactions—Agreements with Shire International GmbH” and Note 5 to our consolidated financial statements included elsewhere in this prospectus for a more detailed description of this feature.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Therefore, no reader of this document should rely on these statements being current as of any time other than the time at which this document is declared effective by the SEC.

Overview

We are a biopharmaceutical company focused on the development and commercialization of a late-stage pipeline of novel therapies for debilitating liver diseases. We focus on diseases for which the unmet medical need is high and the biology for treatment is clear. Our pipeline consists of two clinical-stage product candidates with mechanisms of action that have potential utility across a wide range of orphan liver diseases. We are initially developing maralixibat for the treatment of PFIC and ALGS in pediatric patients. Based on improvements in pruritus and other disease markers observed in Phase 2 clinical trials, we commenced enrollment in the Phase 3 MARCH clinical trial in PFIC in the second quarter of 2019 and are planning to initiate a Phase 3 clinical trial in ALGS in the first half of 2020. We are developing volixibat for the treatment of adult patients with cholestatic liver diseases and expect to initiate Phase 2 clinical trials in 2020. In addition to data from ongoing clinical trials of maralixibat, we expect to complete enrollment in the MARCH clinical trial in the second quarter of 2020 and announce topline Phase 3 data in late-2020 and clinical data for volixibat in 2022.

We were incorporated in May 2018 and commenced operations in November 2018. To date, we have focused primarily on acquiring and in-licensing our product candidates, maralixibat and volixibat, organizing and staffing our company, business planning, raising capital, and preparing for advancement of our product candidates into clinical development.

We have incurred significant operating losses since our inception, and expect to continue to incur significant operating losses for the foreseeable future. We have no products approved for commercial sale and have never generated any revenues from product sales. Through May 2019, we have raised net cash proceeds of approximately $119.8 million to fund operations through equity financings. As of March 31, 2019, we had an accumulated deficit of $23.3 million and $49.5 million in cash and cash equivalents. We expect our expenses and operating losses will increase substantially as we conduct our planned clinical trials, continue our research and development activities and conduct preclinical studies, and seek regulatory approvals for our product candidates, as well as hire additional personnel, protect our intellectual property and incur additional costs associated with being a public company. In addition, as our product candidates progress through development and toward commercialization, we will need to make milestone payments to the licensors and other third parties from whom we have in-licensed or acquired our product candidates, including maralixibat and volixibat. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending in particular on the timing of our clinical trials and preclinical studies and our expenditures on other research and development activities.

We do not expect to generate any revenue from product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution.

Accordingly, until such time as we can generate substantial product revenues to support our cost structure, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate our product candidate development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

In November 2018, we held an initial closing of our Series A convertible preferred stock financing in which we raised net proceeds of $59.8 million. In a second closing in April 2019, we raised net proceeds of an additional $60.0 million. To fund future operations, we will need to raise additional capital. The expected net proceeds from this offering, together with our existing cash and cash equivalents are expected to be sufficient to fund our operations through at least the next 12 months.

Assignment and License Agreement with Shire

In November 2018, we entered into an assignment and license agreement with Shire, or the Shire License Agreement, in which we were granted an exclusive, royalty bearing worldwide license to develop and commercialize our two product candidates, maralixibat and volixibat. As part of the Shire License Agreement, we were assigned license agreements held by Shire with Satiogen Pharmaceuticals, Inc., Pfizer Inc., and Sanofi-Aventis Deutschland GmbH. In partial consideration for the rights granted to us under the Shire License Agreement, we made an upfront payment to Shire of $7.5 million and issued Shire 14,873,208 shares of our common stock with an estimated fair value of $7.0 million.

In January 2019, we entered into a Transition Services Agreement with Shire, or the TSA, which covers services to be provided by Shire to transfer certain research and development activities and the related know-how from Shire to us, including continuation of work on any existing trials until fully transferred to us. We have completed the activities under the TSA.

See Note 3 to our consolidated financial statements included elsewhere in this prospectus.

Components of Results of Operations

Operating Expenses

Research and Development Expenses

To date, our research and development expenses have primarily related to conduct of our ongoing clinical trials of maralixibat and costs allocated to us under the TSA.

Our research and development expenses include or could include:

•	salaries and related expenses for employee personnel, including benefits, travel and expenses related to stock-based compensation granted to personnel in development functions;

•	external expenses paid to clinical trial sites, contract research organizations and consultants that conduct our clinical trials;

•	expenses related to drug formulation development and the production of nonclinical and clinical trial supplies, including fees paid to contract manufacturers;

•	expenses related to preclinical studies;

•	expenses related to compliance with drug development regulatory requirements; and

•	other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of equipment, and other supplies.

We expect to continue to incur substantial expenses related to our development activities for the foreseeable future as we begin our Phase 3 clinical trials for PFIC and ALGS. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to be significant over the next several years as we increase personnel and compensation costs and commence our Phase 3 programs and prepare to seek regulatory approval for our product candidates. It is difficult to determine with certainty the duration and completion costs of any clinical trial we may conduct.

Successful development of current and future product candidates is highly uncertain. Completion dates and costs for our clinical development programs as well as our research program can vary significantly for each current and future product candidate and are difficult to predict. As a result, we cannot estimate with any degree of certainty the costs we will incur in connection with development of our product candidates.

In Process Research and Development

In process research and development, or IPR&D, expenses include in-process research and development acquired as part of an asset acquisition or in-license for which there is no alternative future use, are expensed as incurred.

IPR&D expenses consist of our upfront cash payment and issuance of our common stock made to Shire in connection with the acquisition to the rights of maralixibat and volixibat.

General and Administrative Expense

General and administrative expenses consist primarily of legal expenses relating to formation and corporate matters and employee related expenses for personnel, including benefits, travel and expenses, and stock-based compensation granted to personnel in general and administrative functions. Other significant costs include facility-related costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services and insurance costs.

We expect that our general and administrative expenses will increase in the future as we expand our operating activities, increase headcount, as well as incur additional costs associated with being a publicly traded company and maintaining compliance with exchange listing and SEC requirements. These increases will likely include increased personnel expenses, legal fees, accounting fees, directors’ and officers’ liability insurance premiums and fees associated with investor relations and maintaining compliance with exchange listing and SEC requirements associated with operating as a public company.

Other Income (Expense), Net

Other income (expense), net consists of (i) interest income on our cash and cash equivalents and (ii) interest expense related to a convertible promissory note issued in August 2018 which converted into shares of our Series A convertible preferred stock in November 2018.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We accrue and expense clinical trial activities performed by third parties based upon estimates of the proportion of work completed over the life of the individual study and patient enrollment rates in accordance with agreements established with clinical research organizations and clinical trial sites. We determine the estimates by reviewing contracts, vendor agreements and purchase orders and through discussions with internal clinical personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

We make estimates of accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments, if necessary. If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust the accrual accordingly. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Stock-Based Compensation

We measure and recognize compensation expense for all options based on the estimated fair value of the award on the grant date. We use the Black-Scholes option-pricing model to estimate the fair value of option awards. The fair value is recognized as expense on a straight-line basis over the requisite service period.

The determination of the grant date fair value of options using an option pricing model is affected principally by our estimated fair value of shares of our common stock and requires management to make a number of other assumptions, including the expected life of the option, the volatility of the underlying shares, the risk-free interest rate and expected dividends. The assumptions used in our Black-Scholes option-pricing model represent management’s best estimates at the time of measurement. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective. If any assumptions change, our stock-based compensation expense could be materially different in the future. See Note 6 to our consolidated financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the three months ended March 31, 2019.

We have assessed, solely for financial accounting purposes, the common stock fair value related to stock options granted in the first quarter of 2019 to take into account the proximity of such grants to the organizational meeting for our initial public offering and to further take into account the probability of completing a successful initial public offering in 2019. The estimated fair value was also determined by referencing the November 5, 2018 and April 12, 2019 common stock valuations. As a result, we have recorded additional stock-based compensation expense for the three months ended March 31, 2019 of approximately $0.1 million. See Note 6 to our consolidated financial statements included elsewhere in this prospectus.

As of March 31, 2019, the unrecognized stock-based compensation expense related to employee stock options and unvested restricted stock was $6.0 million and $1.5 million, respectively, and is expected to be recognized as expense over a weighted-average period of approximately 3.7 years.

The intrinsic value of all outstanding stock options as of March 31, 2019 was approximately $         million based on the assumed initial public offering price of $         per share.

Fair Value of Common Stock

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations, which is the most subjective input into the Black-Scholes option pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors or by a committee of our board of directors acting under delegated authority. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, the estimated fair value of our common stock has been determined by our board of directors or by a committee of our board of directors acting under delegated authority as of the date of each option grant, with input from management, taking into consideration our most recently available third-party valuations of common stock at the time of the grants, as well as our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Third-party valuations, or valuation reports, were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

In addition to contemporaneous third-party valuation reports, our board of directors also considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•

the price of our Series A convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of such preferred stock as compared to those of our common stock, including the liquidation preferences of such preferred stock;

•	our results of operations, financial position and the status of research and development efforts and achievement of enterprise milestones;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of liquidity of our common stock as a private company;

•	our stage of development, business strategy and the material risks related to our business and industry;

•	the valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

•	the state of the IPO market for similarly situated privately held biotechnology companies.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

•

Option Pricing Method. Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes.

•

Probability-Weighted Expected Return Method. The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Based on our early stage of development and other relevant factors, we determined that an OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for the valuation performed on November 5, 2018. For the valuation performed after this date which valued our common stock as of April 12, 2019, we used a hybrid of the OPM and the PWERM methods to determine the estimated fair value of our common stock. In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Recent Accounting Pronouncements

A description of recent accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Results of Operations for the Three Months Ended March 31, 2019

The following table sets forth our results of operations for the three months ended March 31, 2019 (in thousands):

Three Months Ended March 31, 2019
(unaudited)
Operating expenses:
Research and development	$4,863
General and administrative	1,321

Total operating expenses	6,184
Loss from operations	(6,184)
Other income (expense), net	227

Net loss and comprehensive loss	$(5,957)

Research and Development Expenses

Research and development expenses were $4.9 million for the three months ended March 31, 2019 and were comprised primarily of $2.8 million for clinical trials and manufacturing expenses, $0.8 million compensation related expenses, including stock-based compensation expenses of $0.1 million, $0.7 million consulting expenses, $0.3 million of expenses related to services performed under the TSA and $0.3 million expenses related to travel and other expenses.

General and Administrative Expenses

General and administrative expenses were $1.3 million for the three months ended March 31, 2019 and were comprised primarily of $0.7 million of consulting and compensation related expenses, including stock-based compensation expenses of $0.1 million, $0.4 million of general legal and patent expenses and $0.2 million expenses related to travel and other expenses.

Results of Operations from May 2, 2018 to December 31, 2018

The following table sets forth our results of operations for the period from May 2, 2018 to December 31, 2018 (in thousands):

Period from May 2, 2018 to December 31, 2018
Operating expenses:
Research and development	$2,331
In process research and development	$14,490
General and administrative	585

Total operating expenses	17,406

Loss from operations	(17,406)
Other income (expense), net	58

Net loss and comprehensive loss	$(17,348)

Research and Development Expenses

Research and development expenses were $2.3 million for the period from May 2, 2018 to December 31, 2018 and were comprised primarily of $1.6 million expenses incurred for clinical trials and manufacturing activities assumed from Shire, $0.5 million of expenses related to services performed under the TSA, $0.1 million of consulting expenses and $0.1 million of compensation related expenses.

IPR&D

IPR&D expenses were approximately $14.5 million for the period from May 2, 2018 to December 31, 2018 relating to the acquisition to the rights to maralixibat and volixibat from Shire consisting of a $7.5 million upfront cash payment and $7.0 million for the fair value of the redeemable common stock issued to Shire.

General and Administrative Expenses

General and administrative expenses were $0.6 million for the period from May 2, 2018 to December 31, 2018 and comprised primarily of $0.3 million of legal expenses relating to formation and corporate matters and $0.2 million in consulting and compensation related expenses.

Liquidity and Capital Resources

Overview

We have incurred operating losses and negative cash flows from operating activities for the period from May 2, 2018 to December 31, 2018 and the three months ended March 31, 2019 and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of December 31, 2018 and March 31, 2019, we had an accumulated deficit of $17.3 million and $23.3 million, respectively.

We anticipate that we will continue to incur net losses for the foreseeable future as we continue research efforts and the development of our product candidates, hire additional staff, including clinical, scientific, operational, financial and management personnel, and incur additional costs associated with being a public company.

Our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures, and to a lesser extent, general and administrative expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

Through April 2019, we have raised net cash proceeds of approximately $119.8 million primarily through equity financings. As of December 31, 2018 and March 31, 2019, we had cash and cash equivalents of $52.0 million and $49.5 million, respectively.

We expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations through at least the next 12 months.

Until such time, if ever, as we can generate substantial product revenue from sales of maralixibat, volixibat or any future product candidate, we expect to finance our cash needs through a combination of equity offerings, debt financings and potential collaboration, license or development agreements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Cash Flows

The following table provides a summary of the net cash flow activity for each of the periods shown below (in thousands):

	Period from May 2, 2018 to December 31, 2018	Three Months Ended March 31, 2019
		(unaudited)
Net cash used in operating activities	$(373)	$(2,426)
Net cash used in investing activities	(7,500)	(44)
Net cash provided by financing activities	59,836	—
Net increase (decrease) in cash and cash equivalents	51,963	(2,470)

Net cash used in operating activities was $2.4 million for the three months ended March 31, 2019 which consisted primarily of our net loss of $6.0 million reduced by $0.2 million stock-based compensation expense and a $3.3 million decrease in net assets due to an increase in accounts payable and accrued expenses primarily due to clinical and manufacturing activities.

Net cash used in operating activities was $0.4 million for the period from May 2, 2018 to December 31, 2018 which consisted primarily of our net loss of $17.3 million, reduced by in process research and development expense of $14.5 million and a $2.4 million decrease in the net assets due to the increase in accounts payable.

During the three months ended March 31, 2019, investing activities were nominal.

Net cash used in investing activities was $7.5 million for the period from May 2, 2018 to December 31, 2018 consisting of a $7.5 million upfront cash payment to Shire, as partial consideration for the rights granted to us under the Shire License Agreement.

We had no financing activities for the three months ended March 31, 2019.

Net cash provided by financing activities was $59.8 million for the period from May 2, 2018 to December 31, 2018 primarily consisted of net proceeds from issuance of 59,844,699 shares of Series A convertible preferred stock.

Funding Requirements

Our operating expenses are expected to increase substantially in the foreseeable future in connection with the initiation and execution of our Phase 3 clinical trials in maralixibat, manufacture of our clinical supply with third party contract manufacturing organizations, and the conduct of multiple ongoing clinical trials of maralixibat. In addition, following the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Specifically, our costs and expenses will increase as we:

•	initiate and conduct our planned Phase 3 clinical trials in maralixibat for PFIC and ALGS;

•	pursue the development of maralixibat in BA and other indications;

•	pursue clinical development of our volixibat program;

•	contract with CROs to support the clinical trials of our product candidates and prepare for commercialization scale manufacturing;

•	trigger licensing milestone payments related to development, regulatory or commercialization events;

•	in-license or acquire the rights to other products, product candidates or technologies;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional personnel in research, manufacturing and regulatory and clinical development as well as management personnel;

•	expand our operational, financial and management systems, increase personnel, including personnel to support our operations as a public company; and

•	prepare a commercial organization.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, it is difficult to estimate with certainty the amount of our working capital requirements. Our future funding requirements will depend on many factors, including:

•	the progress, costs and results of our clinical development;

•	the outcome, timing and costs of meeting regulatory requirements established by FDA and other comparable foreign regulatory authorities;

•	the costs and timing of manufacturing activities associated with our clinical programs and commercialization scale up;

•	the extent to which we in-license or acquire rights to other products, product candidates or technologies;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any product candidates for which we or our collaborators obtain marketing approval.

Contractual Obligations and Commitments

As of December 31, 2018, we did not have any contractual obligations or commitments affecting our liquidity.

On January 22, 2019, we entered into a four-year agreement for our corporate headquarters, or the Lease Agreement. The amounts below reflect obligations under the Lease Agreement.

The following table summarizes our principal contractual obligations and commitments as of March 31, 2019 that will affect our future liquidity (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations(1)(2)	$1,546	$197	$1,242	$107	$—

(1)	Consists of our corporate headquarters lease encompassing approximately 5,600 square feet of office space that expires in August 2023.
(2)	In April 2019, we entered into a 5-year lease agreement for a new office for space in Basel, Switzerland. The lease term and allocated minimum lease payments, which are in aggregate $0.2 million over the initial 5-year term, are expected to commence in June 2019.

From time to time we enter into certain types of contracts that contingently require us to indemnify parties against third-party claims, including the Shire License Agreement, and certain real estate leases, supply purchase agreements, and agreements with directors and officers. The terms of such obligations vary by contract and in most instances a maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted, thus no liabilities have been recorded for these obligations on our consolidated balance sheet for the period presented.

We enter into contracts in the normal course of business with clinical research organizations and clinical sites for the conduct of clinical trials, preclinical research studies, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. These contracts generally provide for termination on notice, and therefore are cancelable contracts.

Contractual Arrangements

Under the Shire License Agreement, as well as our other license and acquisition agreements, we have payment obligations that are contingent upon future events such as our achievement of specified development, regulatory and commercial milestones and are required to make royalty payments in connection with the sale of products developed under those agreements. As of March 31, 2019, we were unable to estimate the timing or likelihood of achieving the milestones or making future product sales and, therefore, any related payments are not included herein. For additional information regarding these license agreements, including our payment obligations thereunder, see “Business—License Agreements” and notes to our consolidated financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our cash and cash equivalents as of December 31, 2018 and March 31, 2019 consisted of readily available checking and money market funds. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operations. We do not believe that our cash or cash equivalents have significant risk of default or illiquidity. While we believe our cash and cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one financial institution that is in excess of federally insured limits.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation and changing prices had a significant impact on our results of operations for any periods presented herein.

JOBS Act

As an emerging growth company under the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

BUSINESS

Overview

We are a biopharmaceutical company focused on the development and commercialization of a late-stage pipeline of novel therapies for debilitating liver diseases. We focus on diseases for which the unmet medical need is high and the biology for treatment is clear. Our pipeline consists of two clinical-stage product candidates with mechanisms of action that have potential utility across a wide range of orphan liver diseases. We are initially developing maralixibat for the treatment of pediatric patients with progressive familial intrahepatic cholestasis, or PFIC, and Alagille syndrome, or ALGS. Based on improvements in pruritus, or itching, and other disease markers observed in Phase 2 clinical trials, we commenced enrollment in the Phase 3 MARCH clinical trial in PFIC in the second quarter of 2019 and are planning to initiate a Phase 3 clinical trial in ALGS in the first half of 2020. We are developing volixibat for the treatment of adult patients with cholestatic liver diseases and expect to initiate Phase 2 clinical trials in 2020. In addition to data from ongoing clinical trials of maralixibat, we expect to complete enrollment in the MARCH clinical trial in the second quarter of 2020 and announce topline Phase 3 data in late-2020 and clinical data for volixibat in 2022.

Our initial focus is on rare cholestatic liver diseases, including PFIC, ALGS, biliary atresia, or BA, primary sclerosing cholangitis, or PSC, and intrahepatic cholestasis of pregnancy, or ICP. Cholestasis is characterized by impaired flow of bile resulting in accumulation of toxic bile acids in the liver. This leads to liver injury, progressive liver disease and, if left untreated, can result in fibrosis, cirrhosis, liver failure and death. Approximately half of PFIC patients will need a transplant by the age of ten, and ALGS patients can have significantly reduced life expectancy. Patients with cholestatic liver disease typically experience debilitating pruritus, which dramatically impacts quality of life and can lead to scarring, sleep deprivation, significant fatigue and psycho-social effects. In some patients, intractable pruritus alone can justify liver transplantation. Other general manifestations of cholestatic liver diseases include jaundice, progressive liver disease and growth delay. Cholestatic liver diseases represent a significant unmet medical need, with no therapies approved by the U.S. Food and Drug Administration, or FDA, for treatment of the indications we are currently pursuing.

Our Product Pipeline

Our team has strategically assembled a pipeline of novel product candidates that target a specific biological mechanism implicated in cholestatic liver diseases. We own exclusive worldwide rights to each of our product candidates. Maralixibat and volixibat are investigational, novel, oral, minimally-absorbed agents designed to inhibit the apical sodium-dependent bile acid transporter, or ASBT, which is primarily responsible for recycling bile acids from the intestine to the liver. The following table depicts each of our product candidates, the respective indications we are pursuing, the expected upcoming trial initiations and regulatory designations:

Program	Disease	Expected Next Milestone	Regulatory Designation(s)
Maralixibat	Progressive Familial Intrahepatic Cholestasis (PFIC)	Q2 2020: Complete Enrollment in Phase 3	• Breakthrough Therapy for PFIC2 (FDA) • Orphan (FDA & EMA)
	Alagille Syndrome (ALGS)	Q4 2019: Confirm FDA Strategy H1 2020: Initiate Phase 3	• Orphan (FDA & EMA)
	Biliary Atresia (BA)	H1 2020: Initiate Clinical Program*	• Plan to file Orphan (FDA & EMA)
Volixibat	Intrahepatic Cholestasis of Pregnancy (ICP)	2020: Initiate Phase 2	• Plan to file Orphan (FDA & EMA)
	Primary Sclerosing Cholangitis (PSC)	2020: Initiate Phase 2	• Plan to file Orphan (FDA & EMA)

*	Prior to initiation, we intend to discuss the design and scope of our planned clinical program for maralixibat in BA with regulatory authorities. As we have not tested maralixibat in subjects with BA or subjects less than 12 months old, regulatory authorities may require us to conduct a Phase 2 clinical trial and/or additional clinical development activities before we are able to conduct a Phase 3 clinical trial.

Maralixibat

Our lead product candidate, maralixibat, is a novel, oral, minimally-absorbed agent designed to selectively inhibit ASBT, also known as ileal bile acid transporter. ASBT is primarily responsible for recycling bile acids from the intestine back to the liver. ASBT inhibition results in more bile acids being excreted in the feces, leading to lower levels of bile acids systemically, thereby reducing bile acid mediated liver damage. Maralixibat possesses an extensive safety dataset, having been evaluated in more than 1,500 human subjects. Maralixibat has been studied in 33 pediatric patients with PFIC in the open-label Phase 2 INDIGO clinical trial. While the primary endpoint of change in sBA was not met in this study, multi-parameter responses were observed on pruritus, sBA, normalization of liver enzymes if abnormal at baseline and quality of life scores, in patients with the PFIC2 genetic mutation. These data supported maralixibat’s breakthrough therapy designation for the treatment of PFIC2. A long-term analysis of the INDIGO clinical trial also showed an improvement in growth for those patients who had a response in sBA and pruritus. As of January 2019, 48 patients have received maralixibat for over three years across multiple ongoing open-label extension clinical trials, and we have observed continued long-term benefits in these patients. We commenced enrollment in the Phase 3 MARCH clinical trial of maralixibat in PFIC in the second quarter of 2019 with a primary endpoint focused on pruritus associated with PFIC2. In this Phase 3 clinical trial, we are exploring a higher dose of maralixibat (up to 600 µg/kg twice daily, or BID) compared with the INDIGO clinical trial (280 µg/kg daily, or QD). Patients have been dosed up to the equivalent of 700 µg/kg BID in previous safety trials. Although maralixibat may be eligible, as a breakthrough therapy, for priority review and accelerated approval by the FDA, breakthrough therapy designation may not lead to a faster development, regulatory review or approval process, and it does not increase the likelihood that maralixibat will receive marketing approval.

Maralixibat in PFIC

We are advancing maralixibat for the treatment of PFIC in the Phase 3 MARCH trial. PFIC affects approximately 8,000 people in the United States and Europe and is typically diagnosed within the first three to six months of life. Currently, there are no approved therapeutics for the treatment of PFIC. Partial external biliary diversion surgery, or PEBD, is associated with significant complications, and liver transplantation is the only definitive treatment but is expensive, requires life-long administration of immuno-suppressants and has potential for significant comorbidities. Only a portion of the patients who require a liver transplant are able to match with a suitable donor organ, and there can be serious complications, for example, rapid re-occurrence of disease and steatosis. Our initial focus is on the PFIC2 patient population.

In the Phase 2 INDIGO clinical trial, a multi-parameter response on pruritus, serum bile acids, or sBA, and growth was observed in patients with PFIC2, a genetically distinct subtype of PFIC that accounts for approximately 60% of the PFIC patient population. At week 48, 55% of the PFIC2 patients treated with maralixibat experienced a clinically meaningful reduction in pruritus, defined as a reduction of at least 1.0 point in the ItchRO(Obs) score. The ItchRO(Obs) score is a caregiver-reported outcome assessment developed for use in cholestatic liver diseases, which measures severity of itch on a 0-4 scale. In addition, patients treated with maralixibat experienced normalization or significant reductions in sBA levels from baseline, increases in quality of life and, in those patients with elevated baseline values, a normalization of alanine aminotransferase, or ALT, and bilirubin levels. This multi-parameter response supported maralixibat’s breakthrough therapy designation from the FDA for the treatment of PFIC2. The disease-modifying potential of maralixibat is further supported by data from a long-term analysis of the INDIGO clinical trial, which showed an improvement in growth for those patients who experienced significant improvements in sBA levels and pruritus. Maralixibat has been granted orphan drug designation for PFIC by the FDA and the European Medicines Agency, or EMA. We commenced enrollment in the Phase 3 MARCH trial in the second quarter of 2019 with a primary endpoint focused on pruritus in PFIC2 patients, and we expect to complete enrollment in the second quarter of 2020 and report topline Phase 3 data in late-2020.

Maralixibat in ALGS

ALGS is a multi-organ disease that affects approximately 23,000 people in the United States and Europe, and patients are typically diagnosed in infancy. Similar to PFIC, there are no approved therapies for the treatment of ALGS. PEBD is associated with significant complications, and liver transplantation is the only definitive treatment for patients with ALGS, but is expensive, requires long-term administration of immuno-suppressants, and only a portion of the patients who require a liver transplant are able to match with a suitable donor organ or can tolerate the surgery.

In the Phase 2b ICONIC clinical trial with a placebo-controlled drug withdrawal period, there was a statistically significant difference in pruritus between the treatment group and placebo group as measured by ItchRO(Obs) score (p<0.0001). Additionally, at week 48 as compared to baseline, 72% of patients had a clinically meaningful reduction in the ItchRO(Obs) score (p<0.0001); mean sBA were reduced by 36% (p<0.01); xanthomas, deposits of cholesterol under the skin, were decreased by 44% (p<0.01), as measured by the Clinician Xanthoma Scale; and quality of life scores improved by a mean of 9.5 points. Maralixibat has been granted orphan drug designation for ALGS by the FDA and EMA.

We are planning to conduct a Phase 3 clinical trial of maralixibat in ALGS starting in the first half of 2020 and have begun discussing our Phase 3 and registration plans with the EMA. Feedback from the EMA has been incorporated into our planned Phase 3 ALGS clinical trial design. We have also initiated preliminary discussions with the FDA regarding the adequacy of our Phase 2 data to support a New Drug Application, or NDA, submission for pruritus associated with ALGS. While the FDA has not agreed at this time that our Phase 2 data would support an NDA submission, they have requested additional information about our program and are open to further discussion. We expect to have additional discussions with the FDA later this year to confirm our FDA regulatory strategy for ALGS, including chemistry, manufacturing and controls, or CMC, and other potential requirements.

Maralixibat in BA

We also plan to advance maralixibat for the treatment of BA in a clinical program based on its mechanism, the high unmet medical need, maralixibat clinical experience in other cholestatic liver disease settings and results from a nonclinical efficacy model. Prior to initiation, we intend to discuss the design and scope of our planned clinical program for maralixibat in BA with regulatory authorities. As we have not tested maralixibat in subjects with BA or subjects less than 12 months old, regulatory authorities may require us to conduct a Phase 2 clinical trial and/or additional clinical development activities before we are able to conduct a Phase 3 clinical trial.

BA is a rare liver disorder in which there is a blockage or absence of large bile ducts that leads to bile accumulation in the liver and ultimately results in progressive cholestasis and liver damage. BA occurs in infants and is estimated to affect one in every 10,000 to 15,000 live births in the United States. BA is the most common reason for liver transplantation in children. There remains a substantial unmet medical need for therapeutic interventions as invasive surgery is often unsuccessful. The standard of care for BA is the Kasai procedure, a surgery in which a segment of the small intestine is used to attach the small intestine directly to the liver where bile is expected to drain and is most successful if conducted in the first eight weeks of life. The success rate for the Kasai procedure is approximately 30% to 40%, while the remaining patients are at risk of progressive liver disease requiring liver transplantation. We believe ASBT inhibition has therapeutic potential in this patient population, and our clinical development pathway will be informed by further discussions with the FDA regarding our clinical trial design for BA.

Volixibat

We are advancing our second product candidate, volixibat, a novel, oral, minimally-absorbed agent designed to inhibit ASBT, for the treatment of adult patients with cholestatic liver diseases. We intend to initially develop volixibat for the treatment of PSC and ICP. PSC is a serious, idiopathic chronic cholestatic liver disease characterized by the progressive inflammation and destruction of bile ducts, which can lead to life-threatening complications. It is estimated that approximately 29,000 people in the United States and approximately 50,000 people in Europe suffer from PSC. Up to 70% of PSC patients suffer from pruritus during the course of the disease. Liver transplantation is the only treatment shown to improve clinical outcomes in PSC but is expensive, requires long-term administration of immuno-suppressants and only a portion of the patients who require a liver transplant are able to match with a suitable donor organ. Ursodeoxycholic acid, or UDCA, is used off-label in PSC but has been shown to be minimally effective. ICP is typically diagnosed in pregnant women during the second or third trimester and increases the risk of stillbirth and preterm labor. Additionally, ICP is associated with severe pruritus. We estimate that each year there are approximately 40,000 cases of ICP in the United States and approximately 100,000 cases of ICP in Europe. There are no approved therapies for PSC or ICP in the United States.

Volixibat has been extensively studied in adults, with data from several clinical trials showing target engagement. Previously conducted clinical trials have shown that volixibat increased bile acid excretion and positively affected related bile acid measures. In a Phase 2 clinical trial in NASH, volixibat-treated patients showed reductions in cholesterol levels and increases in C4 levels, a marker of bile synthesis, which are indicative of ASBT inhibition. Proof-of-concept data from a Phase 2 clinical trial of maralixibat in PSC provides evidence of the benefits of ASBT inhibition. In the Phase 2 CAMEO trial in PSC patients, treatment with maralixibat resulted in a statistically significant reduction from baseline in ItchRO score and sBA levels. We expect to initiate Phase 2 clinical trials of volixibat in PSC and ICP in 2020.

Our History and Team

Our mission is to develop life-changing therapies for patients suffering from debilitating liver diseases. Our management team has significant experience in progressing liver and orphan diseases therapies from early stage research to clinical trials and ultimately to regulatory approval and commercialization. Michael Grey, our Executive Chairman and co-founder, was the Chief Executive Officer of Lumena Pharmaceuticals, Inc., or Lumena, where he led the development of maralixibat and volixibat prior to Lumena’s acquisition by Shire plc in June 2014. Christopher Peetz, our President, Chief Executive Officer and co-founder, as well as several other members of our management team, previously held leadership positions at Tobira Therapeutics, Inc., or Tobira, a liver disease company, prior to its acquisition by Allergan plc in November 2016. As part of our strategy to acquire and advance therapeutic candidates for debilitating liver diseases, we acquired maralixibat and volixibat in November 2018 from Shire plc and are continuing to advance these product candidates for rare cholestatic liver diseases with the assistance of key program leaders from Shire plc who joined us following the acquisition.

Our Strategy

Our goal is to be a leader in the treatment of liver diseases for which the unmet medical need is high. The key components of our strategy include:

•

Advance maralixibat through clinical development and seek regulatory approvals for the treatment of PFIC, ALGS and BA. Results from our Phase 2 INDIGO trial and Phase 2b ICONIC trial demonstrated maralixibat’s potential to provide benefits in patients with PFIC2 and ALGS, respectively. Based on these data, we have commenced enrollment in the Phase 3 MARCH clinical trial in PFIC, are in discussions with the FDA and EMA regarding a regulatory pathway in ALGS patients and are planning to initiate a Phase 3 clinical trial in ALGS and a clinical program in BA in the first half of 2020. We expect to announce topline Phase 3 data for maralixibat in PFIC in late-2020.

•

Advance volixibat for the treatment of adults with PSC and ICP. Data from prior clinical trials of volixibat in adult subjects showed target engagement. Based on this data, we plan to commence Phase 2 clinical trials in PSC and ICP in 2020.

•

Commercialize our product candidates, if approved, in North America and Europe. We have retained all worldwide commercial rights for maralixibat and volixibat. Given the targeted prescribing nature of the indications we are currently pursuing, we believe we will be able to independently commercialize maralixibat and volixibat in North America and Europe with a modest specialty sales force. We plan to seek strategic collaborations or partnerships with larger biopharmaceutical companies or those specialized in the relevant areas for territories outside North America and Europe.

•

Actively manage our product portfolio and expand our pipeline of novel product candidates. We believe the mechanism of action of maralixibat and volixibat has utility for the treatment of additional cholestatic liver diseases. We have assembled an executive team of scientific, clinical and business leaders with highly relevant experience to enable the advancement of therapeutics in the field of liver diseases. We intend to leverage our collective expertise to identify, acquire, in-license and advance additional product candidates for the treatment of liver diseases.

Overview of Cholestatic Liver Diseases

The liver is responsible for many vital body functions, including the regulation of bile acid synthesis and metabolism. The liver uses cholesterol to produce bile acids, which promote digestion and absorption of dietary fats and fat-soluble vitamins. Approximately 95% of bile acids recirculate back to the liver, and the remaining bile acids are excreted from the body in the feces. ASBT is present in the small intestine and mediates the uptake of bile acids in the intestines and recycles them back to the liver.

In patients with cholestatic liver diseases, the flow of bile from the liver is impaired. Accumulation of bile acids in the liver leads to liver injury, progressive liver disease and, if left untreated, results in fibrosis, cirrhosis, liver failure and death. Patients often experience debilitating pruritus, which dramatically impacts quality of life and can lead to scarring, sleep deprivation, significant fatigue and psycho-social effects. In some patients, intractable pruritus can be severe enough to be an indication for liver transplantation. Caregivers, particularly parents of children with cholestatic liver diseases, also suffer from impaired sleep and anxiety as they struggle to help their loved ones manage this debilitating symptom. Other general manifestations of cholestatic liver diseases include jaundice, progressive liver disease and growth delay.

Progressive Familial Intrahepatic Cholestasis

PFIC is a rare genetic disorder that causes progressive liver disease, which typically leads to liver failure. The disease is inherited in an autosomal recessive pattern, meaning mutations in both copies of the gene are necessary to cause the disorder. The disease is estimated to affect one in every 50,000 to 100,000 births in the United States and Europe, and we estimate that there are approximately 3,000 patients with PFIC in the United States and approximately 5,000 in Europe.

In patients with PFIC, liver cells have a diminished ability to secrete bile due to mutations in proteins that control bile flow. The resulting buildup of bile in liver cells causes liver damage in affected individuals. Six types of PFIC have been genetically identified, all of which are similarly characterized by impaired bile flow and progressive liver disease. Our initial focus is on the PFIC2 patient population, which accounts for approximately 60% of the PFIC patient population. PFIC2 is caused by a mutation in the ABCB11 gene, which normally encodes a bile salt export pump, or BSEP, protein that transports bile acids out of the liver. Mutations in the ABCB11 gene result in the buildup of bile salts in liver cells, damaging these cells and causing liver disease.

Signs and symptoms of PFIC typically begin in infancy and are related to buildup of toxic bile acid in the liver. Patients with PFIC experience pruritus, jaundice, failure to gain weight and to grow at the expected rate, enlarged livers and spleens and progressive liver disease. Elevation of sBA is a common feature of the disease. Children with PFIC2 often develop liver failure within the first few years of life and have an increased risk of developing liver cancer. The most prominent and troublesome ongoing symptom of PFIC is severe pruritus, leading to a greatly diminished quality of life.

There remains a substantial unmet medical need for therapeutic options for PFIC, as PEBD and liver transplantation are often the sole options available for patients. Children with PFIC2 are our initial target patient population for treatment with maralixibat. We believe the opportunity exists to broaden beyond this initial patient population, and we plan to evaluate the effectiveness of maralixibat in patients with other types of PFIC, such as PFIC1 and PFIC3, in a supplemental cohort in our Phase 3 MARCH trial.

Benign recurrent intrahepatic cholestasis, or BRIC, consists of two types, BRIC1 and BRIC2, which have the same underlying genetic mutations as PFIC1 and PFIC2, respectively. BRIC is characterized by intermittent episodes of cholestasis with pruritus. This condition is called benign because it typically does not cause lasting damage to the liver, but it can develop into a more severe, permanent form. There are no approved therapies for BRIC, but patients can achieve temporary relief of the severe pruritus by lowering bile acid levels through procedures such as naso-biliary drainage. We believe there is therapeutic potential for an ASBT inhibitor, or ASBTi, for the treatment of pruritus associated with BRIC.

Alagille Syndrome

ALGS is a rare genetic disorder in which bile ducts are abnormally narrow, malformed and reduced in number, which leads to bile accumulation in the liver and ultimately progressive liver disease. The estimated incidence of ALGS is one in every 30,000 to 50,000 births in the United States and Europe, and we estimate that there are approximately 9,000 patients with ALGS in the United States and approximately 14,000 in Europe. We believe the addressable patient population will be a subset of these patients.

In patients with ALGS, multiple organ systems may be affected by the mutation, including the liver, heart, kidneys and central nervous system. The accumulation of bile acids prevents the liver from working properly to eliminate waste from the bloodstream and leads to progressive liver disease that ultimately requires liver transplantation in 15% to 47% of patients. Signs and symptoms arising from liver damage in ALGS may include jaundice, pruritus and xanthomas. The pruritus experienced by patients with ALGS is among the most severe in any chronic liver disease and is present in most affected children by the third year of life. Intractable pruritus can be severe enough to be an indication for liver transplantation. In patients who do not receive a liver transplant, 75% have active scratching, with 32% having destruction of skin, bleeding or scarring. Children with ALGS experience a markedly impaired quality of life largely due to the intense pruritus and associated skin lesions and disruptions in sleep and mood. A study to assess the health-related quality of life in ALGS patients indicated a significant burden in physical, psychological and social health accompanies the disease.

There remains a substantial unmet medical need for therapeutic options for ALGS, as PEBD and liver transplantation are the only options available for these patients.

Biliary Atresia

BA is a rare liver disorder in which there is a blockage or absence of large bile ducts that leads to bile accumulation in the liver and ultimately results in progressive cholestasis and liver damage. BA occurs in infants and is estimated to affect one in every 10,000 to 15,000 live births in the United States. BA is the most common reason for liver transplantation in children.

The underlying causes of BA are not completely understood. For some patients, BA may occur because the bile ducts did not form properly during fetal development and in others, inflammation around the time of birth leads to destruction of bile ducts. As a result of BA, bile acids are not able to adequately drain from the liver, resulting in an array of signs and symptoms shortly after birth, including jaundice, dark urine and enlarged liver. The rapid progression of BA necessitates surgical intervention within the first months of life.

There remains a substantial unmet medical need for therapeutic interventions, as invasive surgery is often unsuccessful. The standard of care for BA is the Kasai procedure, a surgery in which a segment of the small intestine is used to attach the small intestine directly to the liver where bile is expected to drain and is most successful if conducted in the first eight weeks of life. The success rate of the Kasai procedure is approximately 30% to 40%. The remaining patients are at risk of progressive liver disease requiring liver transplantation. We believe ASBT inhibition has therapeutic potential in this patient population.

Primary Sclerosing Cholangitis

PSC is a rare, serious, idiopathic chronic cholestatic liver disease characterized by progressive inflammation and destruction of bile ducts, which may lead to fibrosis, cirrhosis, portal hypertension, cancer and ultimately liver failure. It is estimated that approximately 29,000 people in the United States and approximately 50,000 people in Europe suffer from PSC.

The underlying cause of PSC is not completely understood, but it is thought to arise from a combination of genetic and environmental factors. There is evidence that variations in certain genes involved in immune function increase the risk of developing PSC. The median age at diagnosis is approximately 35 years and approximately 70% of PSC patients have inflammatory bowel disease, principally ulcerative colitis.

The earliest symptoms of PSC include extreme fatigue, abdominal discomfort and pruritus. Up to 70% of PSC patients suffer from pruritus during the course of the disease. As the condition worsens, patients may develop jaundice and enlarged spleens. Eventually, the buildup of bile damages liver cells and contributes to progression of the disease from chronic liver disease to subsequent liver failure. Median transplant-free survival for PSC patients is estimated to be nine to 18 years from diagnosis in symptomatic patients, depending upon the stage of the disease at the time of diagnosis. Complications involving the biliary tree are common and include cholangitis, as well as ductal strictures and gallstones, both of which may require frequent endoscopic or surgical interventions. PSC increases the risk of development of malignancies, with cholangiocarcinoma, a group of cancers that begin in the bile ducts, being the most common.

There is an acute need for novel therapeutic interventions in PSC as liver transplantation is currently the only known treatment shown to improve clinical outcomes. UDCA is often used off-label for the treatment of PSC but does not offer improvement in pruritus, one of the most debilitating symptoms associated with the disease. PSC is the fifth leading indication for liver transplantation; however, the post-transplant recurrence rate of PSC is as high as 25%. We believe an ASBTi offers a substantial opportunity to address many of the symptoms and associated complications of PSC, as well as potentially delay or eliminate the need for liver transplantation.

Intrahepatic Cholestasis of Pregnancy

ICP is a liver disorder that occurs in pregnant women, often during the third trimester, which impairs the normal release of bile from liver cells and leads to impaired liver function. We estimate that each year there are approximately 40,000 cases of ICP in the United States and approximately 100,000 cases of ICP in Europe. ICP can contribute to serious complications, including preterm labor and stillbirth.

The underlying cause of ICP is not completely understood, but it is thought that the increase in pregnancy hormones during the second and third trimesters impairs liver function and the flow of bile. Also, some women have a genetic profile similar to that seen in PFIC. The disease can result in intense pruritus, typically of the hands and feet. It resolves rapidly following birth but can cause serious complications for childbirth, including meconium-stained amniotic fluid, preterm labor, neo-natal asphyxia and stillbirth. The rates of these events increase with increasing levels of maternal sBA. Induction of early delivery, i.e. before 36 gestational weeks, is an option for high risk pregnancies but bear the risk of long-term consequences for the child.

Due to the acute nature of the disease and potential for complications during pregnancy, there remains an unmet medical need for a safe and effective treatment option for ICP. There is no approved therapy for ICP in the United States, but UDCA is used off-label to decrease the concentration of harmful bile acids. However, reports suggest that UDCA offers minimal improvement for patients. Therefore, patients with ICP may benefit from treatment with an ASBTi.

Our Solutions

Cholestatic liver diseases are driven by increased levels of bile acids. As depicted in the figure below, inhibiting ASBT results in more bile acids being excreted in the feces, leading to lower levels of bile acids systemically and thereby reducing bile acid mediated liver damage. This leads to improvements in liver function, pruritus and other symptoms of cholestatic liver diseases.

Overview of Maralixibat

Our lead product candidate, maralixibat, is a novel, oral, minimally-absorbed agent designed to selectively inhibit ASBT. Maralixibat possesses an extensive safety dataset, having been evaluated in more than 1,500 human subjects. Maralixibat has been studied in 33 pediatric patients with PFIC in one open-label Phase 2 clinical trial. Results from the Phase 2 INDIGO clinical trial of maralixibat in PFIC showed multi-parameter response in patients with PFIC2 on pruritus, sBA, normalization of liver enzymes if abnormal at baseline and quality of life scores, which was the basis for maralixibat’s breakthrough therapy designation for the treatment of PFIC2. While the primary endpoint of sBA change from baseline to week 13 did not reach statistical significance for the overall group, the pre-specified 48-week analysis of the study demonstrated a profound treatment response in a subset of PFIC2 patients. A long-term analysis of the INDIGO clinical trial showed an improvement in growth for those patients who had a response in sBA and pruritus. We commenced enrollment in the Phase 3 MARCH clinical trial of maralixibat in PFIC in the second quarter of 2019, with a primary endpoint focused on pruritus in PFIC2.

Maralixibat has been studied in 86 pediatric patients with ALGS across five Phase 2 clinical trials, including three placebo-controlled clinical trials. The first two ALGS clinical trials of maralixibat, at low doses, showed signs of activity; however, their primary endpoints were not met. In the Phase 2b ICONIC clinical trial of maralixibat in ALGS, patients taking maralixibat had statistically significant reductions in pruritus and sBA compared to placebo. At the 48-week measurement, pruritus and sBA reductions were maintained and improvements in xanthomas and quality of life were also observed.

We are planning to conduct a Phase 3 clinical trial of maralixibat in ALGS starting in the first half of 2020 and have begun discussing our Phase 3 and registration plans with the EMA. Feedback from the EMA has been incorporated into our planned Phase 3 ALGS clinical trial design. We have also initiated preliminary discussions with the FDA regarding the adequacy of our Phase 2 data to support an NDA submission for pruritus associated with ALGS. While the FDA has not agreed at this time that our Phase 2 data would support an NDA submission, they have requested additional information about our program and are open to further discussion. We expect to have additional discussions with the FDA later this year to confirm our FDA regulatory strategy for ALGS, including CMC and other potential requirements.

Historical Clinical Development of Maralixibat

The table below summarizes the key objectives and observations of our clinical trials of pediatric patients.

Trial	Objectives	Observations
PFIC2
INDIGO (N=33)
• Phase 2 open-label, dose-escalation trial • Fully-enrolled • Open-label extension ongoing	• Evaluate safety and efficacy in PFIC • Endpoints: Safety, pruritus and sBA	Pruritus

•  Disappearance or substantial reduction in pruritus in PFIC2 patients; see “—Our Clinical Trials of Maralixibat in PFIC—Phase 2 INDIGO Trial” below

•  55% of PFIC2 patients experienced a ≥1 point ItchRO(Obs) reduction at week 48

Serum Bile Acid

•  Normalization or substantial reduction observed in sBA levels in PFIC2 patients

•  Primary efficacy analysis of the change from baseline to week 13 in fasting sBA level did not reach statistical significance for the overall group

Others

•  Improvement in height and weight

•  Normalization of bilirubin and liver enzymes, if elevated at baseline

•  Improvements observed in health-related quality of life scores

•  Well tolerated. Many patients on treatment for approximately 4 years. Most frequent adverse events gastrointestinal-related

Trial	Objectives	Observations
ALGS
ITCH (N=37)
• Phase 2 randomized, placebo-controlled dose escalation trial • Completed	• Evaluate reduction in pruritus in patients with ALGS • Primary Endpoint: Change from baseline to week 13 in pruritus	Pruritus
• Significant reductions observed in pruritus at 70 µg/kg/d and 140 µg/kg/d • Reductions observed in overall treatment group in ItchRO(Obs) that did not reach statistical significance
Serum Bile Acid
• Overall reductions in sBA observed across maralixibat treatment groups that did not reach statistical significance
IMAGINE II, Open-label extension trial of the ITCH trial (N=34)
• Fully-enrolled • Ongoing	• Evaluate long-term safety and efficacy	• Long-term data analysis pending
IMAGO (N=20)
• Phase 2 randomized placebo-controlled dose escalation trial • Completed	• Evaluate safety and efficacy and impact on biochemical markers and pruritus • Primary Endpoint: Change from baseline to week 13 in fasting sBA level	Serum Bile Acid
• Reductions in sBA in maralixibat treated groups that were not statistically significant
Others
• Significant improvement in quality of life, as measured by the PedsQL scale
IMAGINE I, Open-label extension trial of the IMAGO trial (N=19)
• Fully-enrolled • Ongoing	• Evaluate safety and efficacy and impact on biochemical markers and pruritus	Pruritus
• Interim data showed continued improvement trends in ItchRO(Obs)
Others
• Long-term data analysis pending

Trial	Objectives	Observations
ICONIC (N=31)
• Phase 2b trial with a 4-week randomized, placebo-controlled withdrawal period • Open-label extension ongoing	• Evaluate safety and efficacy in ALGS • Primary Endpoint: Mean change from week 18 to week 22 of fasting sBA levels in those with sBA response (≥50%) at week 12 or week 18	Pruritus

•  Statistically significant difference in ItchRO(Obs) with maralixibat versus placebo during randomized drug withdrawal period (p<0.0001)

•  Maralixibat significantly reduced pruritus from baseline to week 48 (p<0.0001)

Serum Bile Acids

•  Primary endpoint met (p<0.05)

•  Statistically significant difference in sBA levels with maralixibat versus placebo during the randomized drug withdrawal period (p<0.05)

•  Maralixibat significantly reduced sBA levels from baseline to week 48 (p<0.01)

Others

•  Statistically significant 44% (p<0.01) reduction from baseline on Clinician Xanthoma Scale at week 48

•  Well tolerated with over three years of duration in some patients. Most frequent adverse events gastrointestinal-related

Statistical Significance

In the description of our trials above and elsewhere in this prospectus, n represents the number of patients in a particular group and p or p-values represent the probability that random chance caused the result (e.g., a p-value of 0.001 means that there is a 0.1% probability that the difference between the placebo group and the treatment group is purely due to random chance). A p-value of less than or equal to 0.05 is a commonly used criterion for statistical significance, and may be supportive of a finding of efficacy by regulatory authorities.

Our Clinical Trials of Maralixibat in PFIC

Phase 2 INDIGO Trial

The Phase 2 INDIGO clinical trial is an ongoing, long-term, open-label trial designed to evaluate the safety and efficacy of maralixibat in 25 pediatric patients with PFIC2 and eight pediatric patients with PFIC1. INDIGO evaluated measures of sBA and pruritus at various time points. The primary endpoint of the change from baseline to week 13 in fasting sBA level did not reach statistical significance for the overall group, but profound and durable reductions in sBA were seen in patients with PFIC2 at 48 weeks and maintained through at least 72 weeks. The secondary endpoint of a reduction from baseline to week 13 in pruritus as measured by the ItchRO(Obs) scale did reach statistical significance for the overall group. Moreover, in the 48-week analysis, 55% of PFIC2 patients had a clinically meaningful pruritus reduction as measured by the ItchRO(Obs) scale. Patients are currently being followed in a long-term extension of the trial. Maralixibat has been administered to 22 patients for at least 72 weeks at doses up to 280 µg/kg daily QD. Patients without response or with partial treatment response could escalate to 280 µg/kg BID.

The responses observed in the PFIC2 patient group provided the basis for breakthrough therapy designation for the treatment of PFIC2 patients. At the 48-week time point, maralixibat treatment in PFIC2 responders led to normalization (≤8.5 µmol/L) or significant reduction (>70%) in sBA levels from baseline and disappearance of pruritus (≥1.0 point reduction from baseline on the ItchRO(Obs) scale). This pattern of improvement has not been observed in the natural history of the disease. These responders have been treated for approximately four years in INDIGO and have maintained the above response pattern throughout, except during transient episodes of intercurrent illnesses (e.g., gastroenteritis or upper respiratory tract infections).

An analysis of PFIC2 patients with complete absence of BSEP function, that is, patients with a truncating mutation in the PFIC2 gene, or PFIC2 truncating, showed that these patients were unlikely to respond to treatment, whereas those patients with residual BSEP function, that is, patients with a non-truncating mutation in the PFIC2 gene, or PFIC2 non-truncating, had the greatest reductions in both sBA and pruritus. The charts below show the sBA response profiles for the PFIC2 non-truncating, PFIC2 truncating and PFIC1 patients and the robust and durable pruritus response in the PFIC2 non-truncating patients.

PFIC2 non-truncating patients and sBA response

Note: The black filled circles refer to termination. The black empty circles refer to the start of BID dosing.

PFIC2 truncating patients and sBA response

Note: The black filled circles refer to termination.

PFIC1 patients and sBA response

Note: The black filled circles refer to termination. The black empty circles refer to the start of BID dosing.

PFIC2 non-truncating patients and ItchRO(Obs) response

Note: The black filled circles refer to termination. The black empty circles refer to the start of BID dosing.

A long-term analysis of these responders showed a sustained growth benefit. This difference was statistically significant at every timepoint after six months of treatment and reached clinically relevant z-score differences of up to 1.20 and 0.75 for height and weight, respectively, at the end of the 72-week analysis period. A z-score represents the number of standard deviations between the mean and a given data point.

Change from baseline in height z-scores for the 25 INDIGO clinical trial participants with PFIC2, of which six were responders in this analysis

Note: Based on n=6 responders and n=19 non-responders. Increased variability at weeks 48-72 reflects the fact that not all patients had progressed that far in the clinical trials at the time the data was analyzed; despite this, differences at weeks 24, 36, 48, 60, and 72 reached statistical significance. In patients with a negative baseline z-score, a positive change from baseline means “catch-up growth” and a negative change from baseline means further growth delay, i.e., height difference compared to the normal population decreases and increases, respectively.

The observed improvements in growth represented a durable effect. Furthermore, a seventh treatment responder achieved the above treatment response criteria, similar to the six patients represented above, after BID dose increase. As shown in the chart below, this seventh responder exhibited similar growth benefits after this dose escalation. Collectively, this evidence suggests that lowering sBA with maralixibat may lead to improved outcomes, including growth and pruritus.

Change in height and weight z-scores for the seventh responder to maralixibat treatment

Our Clinical Trials of Maralixibat in ALGS

Phase 2b ICONIC Trial

The multicenter Phase 2b ICONIC clinical trial has a four-week double-blind, randomized, placebo-controlled drug withdrawal period with the following design:

The ICONIC clinical trial enrolled 31 ALGS patients with sBA greater than three times the upper limit of normal and moderate to severe pruritus and includes an open-label extension period and is currently ongoing after approximately four years. In a 48-week analysis, the ICONIC clinical trial met its primary endpoint of a mean change in sBA between placebo and maralixibat during the randomized drug withdrawal period in responders, as defined in the graph below. A statistically significant difference in sBA was observed between the treatment groups (p<0.05).

Change in sBA during the randomized drug withdrawal period in sBA responders (responders defined as ≥50% reduction in sBA at week 12 or 18)

MRX=maralixibat; PBO=placebo

The ICONIC trial demonstrated statistical significance on efficacy measures at multiple timepoints. In addition to the primary endpoint, the 48-week analysis of the ICONIC clinical trial evaluated measures of pruritus, sBA and xanthomas.

As depicted in the figure below, patients treated with maralixibat experienced an approximately 60% mean reduction from baseline to week 18 in pruritus, as measured by ItchRO(Obs) score (p<0.0001). The predefined 48-week analysis to assess changes in pruritus during the randomized drug withdrawal period showed that patients who were randomized to placebo experienced a recurrence of their pruritus, whereas those who continued on maralixibat maintained their reduction in pruritus (p<0.0001). After the randomized drug withdrawal phase during which placebo patients received maralixibat for a second time, a decrease in ItchRO(Obs) score similar to those who had received continuous maralixibat treatment was observed. The results during the randomized drug withdrawal period demonstrate a treatment effect with maralixibat. Pruritus improvements were maintained through week 48 and were statistically significant as compared to baseline (p<0.0001).

Observer-reported pruritus severity ItchRO(Obs) weekly average morning score change from baseline

The figures below further depict the observer reported pruritus severity weekly average morning score change from baseline by patient in the group that stayed on maralixibat for the entire trial period and the placebo-controlled withdrawal group.

Observer-reported pruritus severity ItchRO(Obs) weekly average morning score change from baseline in MRX-MRX-MRX group

Observer-reported pruritus severity ItchRO(Obs) weekly average morning score change from baseline in MRX-PBO-MRX group

The ICONIC trial 48-week analysis evaluated additional measures of pruritus to further characterize the potential treatment effects of maralixibat. The clinician scratch score, or CSS, is a measure of itch evaluated by the treating physician. The CSS uses a scale of 0-4 in which 0=none, 1=rubbing or scratching, 2=active scratching without evident skin abrasions, 3=abrasions evident and 4=cutaneous mutilation, hemorrhage and scarring. Results were consistent with the pruritus ItchRO(Obs) results during both the blinded drug withdrawal period and at the end of the 48-week observation period. The proportion of patients with the maximum CSS score of 4 decreased from 51.6% at baseline to 6.9% at week 18 and remained stable at 7.1% at week 48. The results are shown below and provide further evidence of a treatment effect with maralixibat.

Improvements from baseline in Clinician Scratch Scale scores

The ICONIC trial 48-week analysis further evaluated sBA changes as a measure of the bile acid reduction activity of maralixibat. As depicted in the figure below, at week 18, patients treated with maralixibat experienced an approximately 31% mean reduction from baseline in sBA levels in the overall study population. During the randomized withdrawal period, patients treated with placebo experienced a significant increase in sBA levels to near baseline levels, whereas patients who continued on maralixibat maintained their reduction in sBA levels at week 22 (p<0.05). After the randomized drug withdrawal phase, placebo patients received maralixibat for a second time. At week 48, placebo patients experienced a 36% mean sBA reduction compared to sBA levels at week 22.

Mean reductions from baseline in sBA levels

The ICONIC trial 48-week analysis also evaluated xanthomas on the Clinician Xanthoma Scale, which uses a 5-point scale that ranges from 0 (none) to 4 (disabling). Xanthomas are cholesterol deposits underneath the skin that occur as a result of retained bile acids and cholesterol in some ALGS patients and can be very disfiguring and debilitating. The chart below shows the change over time in the mean xanthoma score in patients in the ICONIC clinical trial. As depicted in the figure below, maralixibat led to a mean reduction of 44% in xanthoma score at week 48 as compared to baseline (p<0.01). Additionally, of the patients who had xanthomas at baseline, 43% had no xanthomas at week 48.

Mean reductions from baseline in Clinician Xanthoma Scale scores

Additional Phase 2 Trials in ALGS

Two additional clinical trials have been conducted for maralixibat for the treatment of ALGS and associated long-term extension clinical trials are ongoing. These clinical trials included dose-ranging randomized assessments of maralixibat compared to placebo at week 13 on measures of sBA and pruritus. All of the dose levels of maralixibat evaluated in the randomized comparison were lower than those used in the ICONIC clinical trial. We believe the dose of 400 µg/kg used in the ICONIC clinical trial has the potential for stronger therapeutic activity on pruritus than the lower doses evaluated in these clinical trials. The table below summarizes the pruritus results from the Phase 2 ITCH and IMAGO clinical trials of maralixibat in ALGS.

	ITCH MRX Week 13	ITCH PBO Week 13	IMAGO MRX Week 13	IMAGO PBO Week 13
MRX (µg/kg QD)	140/280	0	140/280	0
Change from Baseline ItchRO(Obs)	-1.19	-0.58	-0.61	-0.59
% Change from Baseline ItchRO(Obs)	-39%	-21%	-22%	-19%

Long-term analysis from IMAGINE, the extension of the IMAGO clinical trial, showed that despite there not being a significant difference from placebo at week 13, pruritus relief sustained over the long-term open label treatment with maralixibat. The long-term results of pruritus from the IMAGINE clinical trial are summarized in the chart below.

Long-term ItchRO(Obs) average daily scores

We believe that the statistically significant treatment effect observed with maralixibat treatment on sBA as well as the statistically significant difference on pruritus measures observed in the ICONIC clinical trial represent a clinically meaningful benefit for patients with ALGS. Given the observed reductions in pruritus sustained over time, and significant unmet medical need for the treatment of pruritus associated with ALGS in patients one year of age and older, we are planning to conduct a Phase 3 clinical trial of maralixibat in ALGS starting in the first half of 2020 and have begun discussing our Phase 3 and registration plans with the EMA. Feedback from the EMA has been incorporated into our planned Phase 3 ALGS clinical trial design. We have also initiated preliminary discussions with the FDA regarding the adequacy of our existing data, including from our Phase 2b ICONIC clinical trial, to support an NDA submission for maralixibat for the treatment of pruritus associated with ALGS. We expect to have additional discussions with the FDA later this year to confirm our FDA regulatory strategy for ALGS.

Other Clinical Trials of Maralixibat in Cholestatic Liver Diseases

CLARITY was a 13-week, randomized, double-blind, placebo-controlled, multi-center trial, to evaluate maralixibat in primary biliary cholangitis, or PBC, patients with pruritus who had inadequate response to UDCA. A significant decrease from baseline in pruritus scores at week 13 was observed in both the treatment and placebo groups, with no significant difference between the groups. However, there was a statistically significant decrease in sBA in maralixibat treated patients compared to placebo (p<0.05).

CAMEO was a 14-week open-label clinical trial to evaluate the safety, tolerability and efficacy of maralixibat in 27 patients with PSC. The primary efficacy endpoint of a change from baseline in the fasting sBA level at week 14 showed a 38% reduction (p<0.01). The clinical trial also showed a significant reduction in pruritus of 51% in the overall treatment group (p<0.05). We believe these data support further development of an ASBTi for PSC pruritus and plan to evaluate volixibat for PSC pruritus.

Prior to the cholestatic liver disease program, maralixibat was evaluated as a treatment for elevated cholesterol levels in a clinical development program in which over 1,400 subjects received maralixibat. In this program, maralixibat was generally well-tolerated and showed reductions in low-density lipoprotein, or LDL, cholesterol, as well as a consistent tolerability and safety profile.

Safety and Tolerability Data for Maralixibat

Maralixibat was generally well tolerated at all doses tested. The maralixibat safety database includes 33 pediatric patients with PFIC and 86 pediatric patients with ALGS who have been treated with maralixibat for up to approximately four years, as well as over 1,400 adult subjects from previous studies including healthy subjects and patients with PSC, PBC and hypercholesterolemia.

The most commonly reported adverse events, or AEs, and serious adverse events, or SAEs, have been those of gastrointestinal, or GI, disorders such as diarrhea, abdominal pain and vomiting, and were mostly mild to moderate in severity and transient in nature. Reported treatment-related SAEs have consisted of abdominal pain, upper abdominal pain, diarrhea, cholangitis, increase in blood bilirubin, increase in international normalized ratio, increase in pancreatitis, ALT, autoimmune hepatitis, hematochezia, pure red cell aplasia, myelodysplastic syndrome and anemia. The frequency of observed AEs and SAEs has not increased over time. In patients who have been on drug for up to approximately four years, maralixibat has not shown any long-term safety signals at doses up to 400 µg/kg BID. No deaths have been reported.

The natural history of the underlying cholestatic liver disease in patients with PFIC and ALGS is characterized by frequent abnormalities in liver-related blood test, especially bilirubin and transaminases, such as ALT, but sometimes without obvious clinical explanations. A systematic review of all liver parameters across the pediatric maralixibat studies was conducted and included an adjudication of selected cases by independent pediatric cholestasis experts. During this review the only noted changes were isolated, asymptomatic ALT increases in some ALGS patients and 1.7% were assessed as probably related to drug treatment. We believe these are due to secondary or compensatory mechanisms in line with published literature of transaminase increase after PEBD and the minimally absorbed nature of maralixibat. None of the events were serious or resulted in liver-related mortality or morbidity. No PFIC patients reviewed had developed liver abnormalities resulting from drug treatment.

Future Clinical Development of Maralixibat

Registrational Program for Maralixibat in PFIC

Based on the responses seen in the INDIGO clinical trial and the extensive safety data, we are conducting the Phase 3 MARCH clinical trial, a randomized, placebo-controlled clinical trial of maralixibat in PFIC. As depicted in the figure below, the clinical trial is evaluating maralixibat at a dose of up to 600 µg/kg BID compared to placebo for six months followed by a long-term open label extension in which all patients will receive maralixibat. The primary endpoint is a reduction in severity of pruritus as measured by the ItchRO(Obs) scale and will include up to 30 patients with PFIC2 with residual BSEP function (PFIC2 non-truncating) aged one to 17 years. Other PFIC patients who do not meet the inclusion criteria for the primary cohort but otherwise meet eligibility criteria will be enrolled in a supplemental cohort. We are also evaluating a number of secondary and additional endpoints to support maralixibat’s effect on the underlying disease. These additional endpoints include the mean change in itch frequency, the mean change in sBA, mean change in quality of life as measured by the PedsQL and the proportion of patients who experience an improvement from baseline in height z-score. We expect to report topline data from the Phase 3 MARCH clinical trial in late-2020. The data from our Phase 3 MARCH clinical trial, if positive, together with natural history data set comparisons and the data from the Phase 2 INDIGO clinical trial, will form the basis for our planned NDA submission to the FDA for maralixibat in PFIC.

Registrational Program for Maralixibat in ALGS

We are planning to conduct a Phase 3 clinical trial of maralixibat in ALGS starting in the first half of 2020 and have begun discussing our Phase 3 and registration plans with the EMA. Feedback from the EMA has been incorporated into our planned Phase 3 ALGS clinical trial design, which is depicted below.

Based on the data from our ALGS clinical trials, we have entered into preliminary discussions with the FDA regarding the adequacy of our existing data, including from our Phase 2b ICONIC clinical trial, to support an NDA submission for maralixibat for the treatment of pruritus associated with ALGS. We expect to have additional discussions with the FDA later this year to confirm our FDA regulatory strategy for ALGS.

Registrational Program for Maralixibat in BA

We are evaluating the utility of maralixibat in BA and plan to initiate a clinical program in the first half of 2020. Prior to initiation, we intend to discuss the design and scope of our planned clinical program for maralixibat in BA with regulatory authorities. As we have not tested maralixibat in subjects with BA or subjects less than 12 months old, regulatory authorities may require us to conduct a Phase 2 clinical trial and/or additional clinical development activities before we are able to conduct a Phase 3 clinical trial.

Overview of Volixibat

Our second product candidate, volixibat, is a novel, oral, minimally-absorbed agent designed to selectively inhibit ASBT. We believe that volixibat may offer a novel approach in the treatment of adult cholestatic diseases by blocking recycling of bile acids, thereby reducing bile acids systemically and in the liver. Phase 1 and Phase 2 clinical trials of volixibat demonstrated decreases in LDL cholesterol, increases in C4 and increases in fecal bile acid content, all markers of ASBT inhibition.

Development of Volixibat

Volixibat has been evaluated in over 300 subjects across multiple clinical trials. In Phase 1 clinical trials in 92 healthy volunteers, volixibat was generally well tolerated. The most common AEs reported were mild to moderate GI events observed in the volixibat groups. The only treatment-related SAE reported was one event of elevated ALT. Volixibat was also found to decrease cholesterol levels in healthy subjects, consistent with its mechanism of lowering bile acid levels.

An additional Phase 1 clinical trial was conducted in obese and overweight, but otherwise healthy, adults to evaluate volixibat’s potential to lower bile acid levels by measuring the excretion of bile acids in the feces. This clinical trial indicated volixibat increased fecal bile acid levels in a dose dependent manner, but without appreciable change in GI tolerability at higher doses. We believe these results provide evidence of volixibat’s potential utility for the treatment of cholestatic liver diseases given its activity on ASBT inhibition.

Phase 2 NASH Clinical Trial

Volixibat was studied in a multicenter, Phase 2, double-blind, randomized, placebo-controlled NASH clinical trial. 196 participants were randomized to receive oral placebo or volixibat in doses of 5 mg, 10 mg or 20 mg QD for 48 weeks. The safety results were consistent with prior clinical trials of volixibat. In a planned interim analysis, there was no difference between volixibat and placebo treated groups on magnetic resonance imaging-derived proton density fat fraction. Volixibat was associated with lower LDL cholesterol and increased C4, indicative of ASBT inhibition. After the interim analysis, Shire plc discontinued the development of volixibat for the treatment of NASH. Based on these results, we plan to pursue the development of volixibat for the treatment of adult cholestatic liver diseases.

Future Clinical Development of Volixibat

We are evaluating the utility of volixibat in adult cholestatic liver diseases and plan to commence Phase 2 clinical trials in PSC and ICP in 2020. In PSC, based on the reductions in pruritus observed in PSC patients receiving maralixibat, we plan to conduct a Phase 2 clinical trial of volixibat in PSC patients with pruritus. In ICP, we plan to evaluate the potential of volixibat to lower sBA levels in patients with elevated sBA levels, who are considered at high risk of preterm labor, stillbirth or other perinatal complications.

License Agreements

Assignment and License Agreement with Shire International GmbH

In November 2018, we entered into an assignment and license agreement, or the Shire License Agreement, with Shire. Pursuant to the Shire License Agreement, Shire assigned, transferred and conveyed all of its right, title and interest in and to the Pfizer Agreement, Satiogen Agreement and Sanofi Agreement, each of which is defined below.

In addition, Shire granted us an exclusive, royalty bearing, sublicensable, worldwide license under certain regulatory materials as well as patents and know-how, which we refer to collectively as the Shire IP, relating to the maralixibat compound and the volixibat compound in development by Shire as of that date, which we collectively refer to as the Shire Licensed Products, to develop, have developed, make, have made, use, sell, have sold, offer for sale or import the Shire Licensed Products worldwide for the therapeutic or prophylactic application in human health. We have sole authority and responsibility over development and commercialization activities for the Shire Licensed Products, and we are required to use commercially reasonable efforts to perform certain development, regulatory and commercialization activities with respect to the PFIC, ALGS and BA indications for maralixibat and unspecified indications with respect to volixibat. We will solely own all inventions and discoveries arising out of activities conducted by us under the Shire License Agreement. We will also be responsible for the preparation, filing, prosecution and maintenance of patents under the Shire License Agreement and the cost thereof. We have the first right, but are not obligated, to enforce any patent licensed under the Shire License Agreement.

As consideration for the rights granted to us under the Shire License Agreement, we made a one-time upfront payment to Shire of $7.5 million and issued Shire 14,873,208 shares of our common stock pursuant to a common stock issuance agreement that we entered into concurrently with the Shire License Agreement.

We are also required to pay Shire up to an aggregate of $109.5 million upon the achievement of certain clinical development and regulatory milestones for maralixibat in the PFIC, ALGS and BA indications, and a $25.0 million payment upon regulatory approval of maralixibat for each and every other indication. Each such milestone payment will be paid only once for each such indication during the term of the Shire License Agreement, the first time maralixibat reaches such milestone event, regardless of the number of times such milestone is reached by maralixibat for the same indication. In addition, we are required to pay up to an aggregate of $30.0 million upon the achievement of certain clinical development and regulatory milestones for volixibat solely for the first indication sought. Each such milestone payment will be paid only once for the first indication for which volixibat is developed during the term of the Shire License Agreement, the first time volixibat reaches such milestone event, regardless of the number of products or the number of indications for which volixibat is developed. Upon achievement of certain thresholds for aggregate worldwide net sales for all Shire Licensed Products, we are required to pay Shire, on a one-time, non-refundable and non-creditable basis, up to an aggregate of $30.0 million in tiered sales milestone payments. Lastly, upon certain annual worldwide net sales of all Shire Licensed Products, we are required to pay Shire, on a non-refundable and non-creditable basis, tiered royalties with rates ranging from low double-digits to mid-teens, or the Shire royalties. If we actually make royalty payments to Sanofi, which is defined below, under the Sanofi Agreement, the Shire royalties will be reduced by low to high single digit percentages of certain net sales thresholds. Similarly, if we actually make royalty payments to Satiogen, which is defined below, under the Satiogen Agreement, the Shire royalties will be reduced by a low single digit percentage of net sales.

Under the Shire License Agreement, we are prohibited from developing any competing product prior to the five year anniversary of the first commercial sale of a Shire Licensed Product, or commercializing any competing product prior to the eight year anniversary of the first commercial sale of a Shire Licensed Product. For purposes of the Shire License Agreement, a competing product is any product that is or contains a compound (A) where the primary method of action is ASBT inhibition activity or (B) that is commercialized or developed for any PFIC, ALGS, or BA indication, except (B) shall not apply with respect to (1) a given indication if a product failure has occurred with respect to such indication (e.g., if a product failure has occurred for a Shire Licensed Product for the BA indication, we may thereafter develop and commercialize a product for the BA indication if such product uses a different primary method of action than ASBT inhibition activity) or (2) a given product if such product is a product that is not deleterious to the sales or pricing of a Shire Licensed Product.

The Shire License Agreement will remain in effect on a country-by-country and Shire Licensed Product-by-Shire Licensed Product basis and will continue on such basis until the later of the (i) expiration of the last patent licensed under the Shire License Agreement that covers a Shire Licensed Product, (ii) expiration of any regulatory exclusivity period, and (iii) tenth anniversary of the first commercial sale of such Shire Licensed Product in such country. The last-to-expire patent is currently scheduled to expire on October 26, 2032, absent patent term adjustment or extension. After November 5, 2021, we may unilaterally terminate the Shire License Agreement for any reason or no reason upon 90 days’ written notice to Shire. In addition, we may also terminate the Shire License Agreement if we reasonably determine that we are precluded from further development due to materially adverse pre-clinical or clinical pathology or toxicology data. Either party may terminate the Shire License Agreement in the event of the other party’s insolvency or for the other party’s material breach of the Shire License Agreement that remains uncured after 90 days of receiving written notice of such breach. Shire may terminate the Shire License Agreement upon our or our affiliates’ challenge to the validity of the patents licensed under the Shire License Agreement.

License Agreement with Pfizer Inc.

Through the Shire License Agreement, we were assigned the rights to the license agreement, or the Pfizer Agreement, with Pfizer Inc., or Pfizer, pursuant to which we obtained an exclusive, worldwide license to Pfizer’s know-how related to maralixibat, or the Pfizer Know-How. Under the Pfizer Agreement, we are permitted to research, develop, manufacture and commercialize products utilizing the Pfizer Know-How for the diagnosis, treatment, prevention, mitigation and cure of human diseases and disorders, and to sublicense such rights. Pfizer retained the right to use the Pfizer Know-How to conduct internal research and to use a third party to conduct research on Pfizer’s behalf.

We have sole responsibility and control over development and commercialization activities for the Pfizer Know-How and products utilizing the Pfizer Know-How, and we are obligated to use commercially reasonable efforts to develop and commercialize products utilizing the Pfizer Know-How. In the event we determine to sublicense to a third party our right to commercialize the Pfizer Know-How or products utilizing the Pfizer Know-How under the Pfizer Agreement, Pfizer has the first right to negotiate such a commercial license with us.

Ownership of inventions and discoveries under the Pfizer Agreement will be determined in accordance with the rules of inventorship under United States patent laws. We will own and bear all expenses incurred in preparing, filing, prosecuting and maintaining all patents for inventions that are solely invented by us.

As consideration, upon commercialization of any product utilizing the Pfizer Know-How, we will be required to pay to Pfizer a low single-digit royalty on net sales of such products sold by us, our affiliates or sublicensees. Our royalty obligations continue on a licensed product-by-licensed product basis until the eighth anniversary of the first commercial sale of such licensed product anywhere in the world.

We may unilaterally terminate the Pfizer Agreement for any reason or no reason upon 90 days’ written notice to Pfizer. Either party may terminate the Pfizer Agreement in the event of the other party’s insolvency or for the other party’s material breach of the Pfizer Agreement which remains uncured after 60 days of receiving written notice of such breach, or 30 days in the case of a payment breach. Absent early termination, the Pfizer Agreement will automatically expire on a country-by-country basis upon the expiration of our royalty payment obligations.

License Agreement with Sanofi-Aventis Deutschland GmbH

Through the Shire License Agreement, we were assigned the rights to the license agreement, as amended, or the Sanofi Agreement, with Sanofi-Aventis Deutschland GmbH, or Sanofi, under which we obtained an exclusive, worldwide license to certain patents and know-how controlled by Sanofi related to volixibat, or the Sanofi Technology. Under the Sanofi Agreement, we are permitted to develop and commercialize products containing volixibat utilizing the Sanofi Technology. Additionally, under the Sanofi Agreement, we are permitted to manufacture products containing volixibat utilizing the Sanofi Technology and to sublicense such rights. In addition, Sanofi granted to us, under certain conditions, an exclusive option to obtain an exclusive license to manufacture volixibat during the term of the Sanofi Agreement. Unless and until we exercise such option, Sanofi has the exclusive right to supply volixibat to us to develop and commercialize products utilizing the Sanofi Technology. Sanofi retained the right to practice the Sanofi Technology outside the scope of the license granted to us under the Sanofi Agreement and to make and use for internal research purposes, provided that upon our request, Sanofi is obligated to provide us with a written summary of the results of any such research to the extent such results relate to the use of volixibat as an ASBTi.

Under the Sanofi Agreement, we have sole authority and responsibility over development and commercialization activities for licensed products, and we are required to use diligent efforts to perform certain development, regulatory and commercialization activities.

With the exception of Sanofi’s rights on its further optimization of the process of manufacturing of the product utilizing the Sanofi Technology, we will own all inventions and discoveries arising out of activities conducted by us under the Sanofi Agreement and we will be responsible for the preparation, filing, prosecution and maintenance of patents under the Sanofi Agreement. Further, we will have the first right, but will not be obligated, to enforce patents under the Sanofi Agreement. If we do not exercise our right to enforce patents under the Sanofi Agreement, Sanofi will be able to enforce the patents.

We are required to pay to Sanofi up to an aggregate of $36.0 million upon the achievement of certain regulatory, commercialization and product sales milestones. Upon commercialization of any product utilizing the Sanofi Technology, we will be required to pay to Sanofi tiered royalties in the mid to high single-digit range based upon net sales of licensed products sold by us and our affiliates and sublicensees in a calendar year, subject to adjustments in certain circumstances. Our royalty obligations continue on a licensed product-by-licensed product and country-by-country basis until the later to occur of the expiration of the last valid claim in a licensed patent covering the applicable licensed product in such country and ten years after the first commercial sale of a licensed product following regulatory approval in such country. The last-to-expire patent is currently scheduled to expire on May 26, 2030, absent patent term adjustment or extension. In the event we sublicense our right to commercialize a product utilizing the Sanofi Technology, we are obligated to pay to Sanofi a fee based on a percentage of sublicense fees received by us, which percentage ranges from the mid-teens to low-thirties, depending on the stage of development of such licensed product, and is subject to adjustment in certain circumstances.

For three years after the first commercial sale of a product utilizing the Sanofi Technology, on a licensed product-by-licensed product basis, we may not, through our own efforts or with an affiliate or third party, commercialize any product for specified indications with a method of action that reduces the reabsorption of bile acids in the intestinal tract, except for the commercialization of products utilizing the Sanofi Technology under the Sanofi Agreement.

We may unilaterally terminate the Sanofi Agreement for any reason or no reason upon 60 days’ written notice to Sanofi after the second anniversary of the Sanofi Agreement. We may also terminate the Sanofi Agreement on a country-by-country or licensed product-by-licensed product basis upon written notice to Sanofi (1) if we reasonably determine that we are precluded from proceeding with the first Phase 2b clinical trial for a product utilizing the Sanofi Technology in certain major markets due to certain safety failures or (2) after using diligent efforts, we reasonably determine that we are precluded from proceeding with a Phase 3 clinical trial for a product utilizing the Sanofi Technology in certain major markets due to certain safety or efficacy failures. Either party may terminate the Sanofi Agreement in the event of the other party’s insolvency or for the other party’s material breach of the Sanofi Agreement which remains uncured after 90 days of receiving written notice of such breach, or ten business days in the case of a payment breach. Absent early termination, the Sanofi Agreement will remain in effect on a country-by-country and licensed product-by-licensed product basis until the expiration of our royalty payment obligations for such licensed product in such country.

License Agreement with Satiogen Pharmaceuticals, Inc.

Through the Shire License Agreement, we were assigned the rights to the license agreement, as amended, or the Satiogen Agreement, with Satiogen Pharmaceuticals, Inc., or Satiogen, under which we obtained an exclusive, worldwide license to certain patents and know-how controlled by Satiogen related to ASBT inhibitors, or the ASBTi Technology, and TGR5 agonists, or the TGR5 Technology. Under the Satiogen Agreement, we are permitted to develop, manufacture and commercialize products utilizing the ASBTi Technology or TGR5 Technology for the diagnosis, treatment, prevention, mitigation and cure of human diseases and disorders, other than diabetes, obesity or a combination thereof, and to sublicense such rights.

We have sole responsibility and control over development and commercialization activities for products utilizing the ASBTi Technology or TGR5 Technology under the Satiogen Agreement and we are required to use commercially reasonable efforts to develop and commercialize such licensed products.

Ownership of inventions and discoveries conceived or reduced to practice under the Satiogen Agreement will be determined in accordance with the rules of inventorship under United States patent laws. We will own any and all inventions made by us or jointly with Satiogen under the Satiogen Agreement and we will be responsible for filing, prosecuting and maintaining any patents for such inventions. Satiogen will own any and all inventions that are solely invented by Satiogen under the Satiogen Agreement and will be responsible for preparing, filing, prosecuting and maintaining any patents for such inventions. Satiogen will be responsible for filing, prosecuting and maintaining patents related to the ASBTi Technology and TGR5 Technology controlled by Satiogen as of the effective date or during the term of the Satiogen Agreement. Additionally, prior to certain events specified in the Satiogen Agreement, Satiogen will have the sole right, but not the obligation, to enforce patents related to the ASBTi Technology and the TGR5 Technology; after which, we will have the sole right, but not the obligation, to enforce patents related to the ASBTi Technology and the TGR5 Technology. In March 2017, the Satiogen Agreement was amended to terminate the license of certain patents related to the ASBTi Technology and TGR5 Technology as each relates to diabetes and obesity.

We are required to pay to Satiogen up to an aggregate of $10.5 million upon the achievement of certain milestones, of which $0.5 million relates to the initiation of certain development activities, $5.0 million relates to the completion of regulatory approvals and $5.0 million relates to commercialization activities. We will be required to pay to Satiogen a low single-digit royalty on net sales of products utilizing the ASBTi Technology or TGR5 Technology sold by us and our affiliates. Our royalty obligations continue on a licensed product-by-licensed product and country-by-country basis until the expiration of the last valid claim in a licensed patent covering the applicable licensed product in such country. The last-to-expire patent is currently scheduled to expire on August 30, 2031, absent patent term adjustment or extension.

In the event we sublicense any of our rights under the ASBTi Technology or TGR5 Technology to a third party, we are obligated under the Satiogen Agreement to pay to Satiogen a fee based on a percentage of sublicense revenue received by us, which percentage ranges from the mid-teens to mid-twenties, depending on whether the right granted is in connection with the ASBTi Technology or TGR5 Technology, and the stage of development of such sublicensed technology. In addition, we are obligated under the Satiogen Agreement to pay to Satiogen a percentage of royalties we receive in consideration for the grant of such sublicense based on a percentage of revenue generated by such sublicensee for sales of products utilizing the ASBTi Technology or

TGR5 Technology, which percentage is in the low-fifties and is subject to adjustment in certain circumstances. This payment will not exceed an amount that is one-half of our low single-digit royalty obligation to Satiogen.

We may unilaterally terminate the Satiogen Agreement for any reason or no reason upon 90 days’ written notice to Satiogen. If we cease all research, development and commercialization efforts with respect to all licensed products related to the ASBTi Technology or the TGR5 Technology for over one year, or we determine to cease all such efforts, Satiogen may elect to terminate the Satiogen Agreement with respect to the license under the ASBTi Technology or the TGR5 Technology, respectively. Either party may terminate the Satiogen Agreement for the other party’s material breach of the Satiogen Agreement which remains uncured after 90 days of receiving written notice of such breach. Absent early termination, the Satiogen Agreement will automatically terminate upon the expiration of our royalty obligations.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates and other discoveries, inventions, trade secrets and know-how that are critical to our business operations. Our success also depends in part on our ability to operate without infringing the proprietary rights of others, and in part, on our ability to prevent others from infringing our proprietary rights. A comprehensive discussion on risks relating to intellectual property is provided under “Risk Factors” under the subsection “Risks Related to Our Intellectual Property.”

We have developed and continue to develop patent portfolios around our product candidates, maralixibat and volixibat. We have pending patent applications in the United States, Europe, South Korea, Israel, Brazil, Canada, Hong Kong and Singapore covering the methods of treating cholestasis using ASBT inhibitors that have limited systemic exposure, which, if issued, would expire in October 2032, absent any patent term adjustments or extensions. We have granted and/or issued patents in Australia, China, Japan, Mexico, Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Russia, Tajikistan, Turkmenistan, South Africa and Macau covering the methods of treating cholestasis using ASBT inhibitors that have limited systemic exposure, which expire in October 2032. We also have pending patent applications in Brazil, Canada, South Korea, Mexico, Hong Kong, Singapore and South Africa, covering pediatric formulations of ASBT inhibitors that have limited systemic exposure, which, if issued, would expire in October 2032, absent any patent term adjustments or extensions. We have granted and/or issued patents in Australia, China, Israel, Japan, Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Poland, Portugal, Slovak Republic, Spain, Sweden, Switzerland, United Kingdom, Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Russia, Tajikistan, Macau and Turkmenistan covering pediatric formulations of ASBT inhibitors that have limited systemic exposure, which expire in October 2032. We have licensed patent applications in the United States and Europe from Satiogen covering therapeutic uses of ASBT inhibitors that have limited systemic exposure for treating inflammatory intestinal conditions, which, if issued, would expire in May 2031, absent any patent term adjustments or extensions. One of these Satiogen applications recently issued as United States Patent No. 10,251,880. We have licensed an issued United States patent, as well as issued foreign counterparts in Argentina, Austria, Australia, Belgium, Canada, Switzerland, China, Germany, Denmark, Spain, Finland, France, United Kingdom, Greece, Hong Kong, Ireland, Israel, India, Italy, Japan, South Korea, Liechtenstein, Mexico, Malaysia, Netherlands, Norway, Portugal, Russia, Sweden, Singapore, Taiwan and Turkey, and a pending counterpart in Brazil from Sanofi, that cover the composition and methods of making volixibat and salts thereof, expiring in December 2027. Patents related to maralixibat and volixibat may be eligible for patent term extensions in certain jurisdictions, including the United States and Europe, upon approval of a commercial use of the corresponding product by a regulatory agency in the jurisdiction where the patent was granted and/or issued.

We do not have patents or patent applications covering maralixibat as a composition of matter. Therefore, the primary patent-based intellectual property protection for our maralixibat program will be any patents granted on the pending method-of-use and formulation patent applications.

In addition to patent protection, we rely on trade secret protection, trademark protection and know-how to expand our proprietary position around our chemistry, technology and other discoveries and inventions that we consider important to our business. We are a party to a number of license agreements under which we are granted intellectual property rights to know-how that are important to our business. We have licensed know-how related to maralixibat in the United States, Europe and other countries from Pfizer. We have licensed know-how related to ASBTi Technology and TGR5 Technology from Satiogen. We have licensed know-how related to volixibat from Sanofi. Our existing license agreements as related to maralixibat and volixibat impose various development, regulatory and/ commercial diligence obligations, payment of milestones and/or royalties and other obligations.

In addition, we currently have orphan drug designation for maralixibat for the treatment of ALGS, PFIC, PSC and PBC in the United States and the European Union, providing the opportunity to receive seven years of market exclusivity in the United States, which can be extended to seven and a half years if trials are conducted in accordance with an agreed-upon pediatric investigational plan, and ten years of market exclusivity in the European Union, which can be extended to 12 years in the European Union if trials are conducted in accordance with an agreed-upon pediatric investigational plan.

Upon approval in the United States, as neither maralixibat or volixibat has previously been approved in the United States for any indication, both product candidates may be eligible for five years of new chemical entity exclusivity, which would run currently with their seven years of orphan drug exclusivity if we obtain orphan drug exclusivity for their approved uses.

We also seek to protect our intellectual property in part by entering into confidentiality agreements with companies with whom we share proprietary and confidential information in the course of business discussions, and by having confidentiality terms in our agreements with our employees, consultants, scientific advisors, clinical investigators and other contractors and also by requiring our employees, commercial contractors, and certain consultants and investigators, to enter into invention assignment agreements that grant us ownership of any discoveries or inventions made by them while in our employ.

Furthermore, we seek trademark protection in the United States and internationally where available and when we deem appropriate.

Sales and Marketing

We currently do not have a commercial organization for the marketing, sales and distribution of pharmaceutical products. We intend to build the commercial infrastructure necessary to effectively support the commercialization of maralixibat and volixibat, if approved, in North America and Europe and to partner with third parties for commercialization of maralixibat and volixibat in other markets. We believe that our commercial organization can be modest in size and targeted to the relatively small number of specialists who treat patients with PFIC and ALGS.

The commercial infrastructure for orphan products typically consists of a targeted, specialty sales force that calls on a limited and focused group of physicians supported by sales management, internal sales support, an internal marketing group and distribution support. Additional capabilities important to the marketplace include the management of key accounts such as managed care organizations, group-purchasing organizations, specialty pharmacies, government accounts and reimbursement support. Based on the number of physicians that treat cholestatic liver diseases, we believe that we can effectively target the relevant audience for maralixibat and volixibat in North America and Europe by establishing a sales force either internally or through a contract sales force. To develop the appropriate commercial infrastructure, we will have to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that maralixibat or volixibat will be approved.

Manufacturing

We do not own or operate manufacturing facilities for the production of maralixibat and volixibat or other product candidates that we may develop, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party contract manufacturers for all of our required raw materials, active pharmaceutical ingredient and finished products for our clinical trials. We do not have any current contractual arrangements for the manufacture of commercial supplies of maralixibat or volixibat. Prior to our receipt of any approval from the FDA, if at all, we intend to enter into agreements for commercial production of our product candidates with third party suppliers. We currently employ internal resources and third-party consultants to manage our manufacturing contractors.

Competition

There are no FDA-approved therapies for the treatment of ALGS, PFIC, PSC or ICP in the United States. Symptomatic treatment with antipruritics, such as cholestyramine, typically provides only modest relief. Bristol Myers Squibb Company has discontinued its brand name cholestyramine, but generic versions of the drug are marketed by Upsher-Smith Laboratories, Inc., Par Pharmaceutical Companies, Inc. and Sandoz Inc., the generic pharmaceuticals division of Novartis AG. UDCA is marketed by a number of generic pharmaceutical companies such as Mylan Inc., Actavis Inc., Lannett Company, Inc. and Par Pharmaceutical Companies, Inc.

A number of drugs, including UDCA, rifampin and naltrexone, are used off-label to treat patients suffering from cholestatic liver diseases. Additionally, surgical interventions, such as partial external biliary diversion and nasobiliary drainage, and extracorporeal liver support, such as Molecular Adsorbent Recirculation System, are also employed in an attempt to lower bile acid levels, manage pruritus and improve measures of liver function.

We are aware of two other companies pursuing clinical development of therapies that reduce sBA levels via the ASBT pathway. GlaxoSmithKline plc and Albireo Pharma, Inc., or Albireo, have ASBT inhibitors in clinical development for cholestatic liver diseases. We are aware that Albireo is enrolling a Phase 3 trial for PFIC1 and PFIC2 patients for A4250, or odevixibat, and has announced plans to pursue development in BA and other cholestatic liver diseases. Albireo has announced plans to release PFIC Phase 3 topline data in late-2019 or early-2020 and to initiate a clinical trial of A4250 in BA in the second half of 2019. We are aware that GlaxoSmithKline plc is conducting a Phase 2 trial of its ASBTi in PBC patients. We are also aware that Intercept Pharmaceuticals, Inc. is exploring BA as an indication for obeticholic acid. Further, we may compete with companies that are developing gene therapy for the treatment of PFIC. In adult settings of cholestasis, similar to pediatric settings, cholestyramine, UDCA, rifampin and naltrexone are commonly used agents. We are not aware of FDA approved therapeutics for the treatment of PSC or ICP. We are aware of several agents in clinical development for the treatment of PSC, including Allergan plc’s cenicriviroc, CymaBay Therapeutics, Inc.’s seladelpar, DURECT Corporation’s DUR928, Gilead Sciences, Inc.’s GS-9674, HighTide Therapeutics Inc.’s HTD1801, Intercept Pharmaceuticals, Inc.’s Ocaliva, or obeticholic acid and NGM Biopharmaceuticals, Inc.’s NGM282. Furthermore, one of our own product candidates may be used off-label in the market for another of our product candidates, adversely affecting the sales of that product candidate.

Government Regulation and Product Approval

As a pharmaceutical company that operates in the United States, we are subject to extensive regulation. Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products such as those we are developing. Maralixibat and volixibat and any other product candidates that we develop must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

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completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations and other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with applicable regulations, including the FDA’s good clinical practice, or GCP, regulations to establish the safety and efficacy of the proposed drug for its proposed indication;

•	submission to the FDA of an NDA for a new drug;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s current good manufacturing practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and;

•	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies, to assess the potential safety and activity of the drug candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance.

Clinical trials involve the administration of the drug candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1.    The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion, the side effects associated with increasing doses and if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2.    The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3.    Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit/risk ratio of the product and provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may mandate the performance of Phase 4 trials. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation. Unless otherwise required by regulation, the Pediatric Research Equity Act does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions and typically follows the advisory committee’s recommendations.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or (an) additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. For example, the FDA may require Phase 4 testing, which involves clinical trials designed to further assess a drug safety and effectiveness, and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Orphan drug status in the European Union has similar but not identical benefits in that jurisdiction.

Expedited Development and Review Programs

The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Unique to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy for a serious condition where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a serious condition compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

A sponsor may seek FDA designation of a drug candidate as a “breakthrough therapy” if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes intensive FDA interaction and guidance. If a drug is designated as breakthrough therapy, FDA will expedite the development and review of such drug. Breakthrough therapy designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. In addition, this designation may not provide a material commercial advantage.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long term stability of the drug product. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents, if granted, may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years, as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances. Pediatric exclusivity is another type of non-patent market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Other U.S. Healthcare Laws and Compliance Requirements

Although we currently do not have any products on the market, we are and, upon approval and commercialization, will be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. In the United States, such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting, and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the Anti-Kickback Statute and the criminal healthcare fraud statutes (discussed below) was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, together with subsequent amendments and regulations, collectively, the Healthcare Reform Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Healthcare Reform Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below).

The federal False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-covered, uses.

HIPAA also created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Additionally, the federal Physician Payments Sunshine Act within the Healthcare Reform Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) annually report information related to certain payments or other transfers of value made or distributed to physicians, certain other healthcare providers and teaching hospitals, certain ownership and investment interests held by physicians and their immediate family members.

We may also be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

We also are or will become subject to privacy laws in the jurisdictions in which we are established or in which we sell or market our products or run clinical trials. For example, in relation to our European Union-based clinical trials, we are subject to Regulation (EU) 2016/679, the General Data Protection Regulation, or GDPR, in relation to our collection, control, processing and other use of personal data (i.e. data relating to an identifiable living individual). We process personal data in relation to participants in our clinical trials in the European Economic Area, including the health and medical information of these participants. The GDPR is directly applicable in each European Union Member State, however, it provides that European Union Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase, ultimately having an adverse impact on our business. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose to data subjects (in a concise, intelligible and easily accessible form) how their personal information is to be used, imposes limitations on retention of personal data; defines for the first time pseudonymized (i.e., key-coded) data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. We are also subject to European Union rules with respect to cross-border transfers of personal data out of the European Union and European Economic Area. We are subject to the supervision of local data protection authorities in those European Union jurisdictions where we are established or otherwise subject to the GDPR, and we maintain an office in Switzerland, which has its own set of stringent privacy and data protection laws and regulations. Fines for certain breaches of the GDPR are significant: up to the greater of €20 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, orders to cease/ change our use of data, enforcement notices, or potential civil claims including class action type litigation.

In addition, California recently enacted the California Consumer Privacy Act, or CPPA, which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling certain personal data of consumers or households. The CCPA will require covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide such consumers new ways to opt-out of certain sales or transfers of personal information, and provide consumers with additional causes of action. The CCPA goes into effect on January 1, 2020, and the California Attorney General may bring enforcement actions for violations beginning July 1, 2020. The CCPA was amended on September 23, 2018, and it remains unclear what, if any, further modifications will be made to this legislation or how it will be interpreted. As currently written, the CCPA may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information.

In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, track and report gifts, compensation and other remuneration made to physicians and other healthcare providers, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we or our collaborators obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we or our collaborators receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such drug products.

In the United States, third-party payors include federal and state healthcare programs, government authorities, private managed care providers, private health insurers and other organizations. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. Such payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. We or our collaborators may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Nonetheless, our product candidates may not be considered medically necessary or cost-effective. Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such a payor will pay for the drug product. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

If we elect to participate in certain governmental programs, we may be required to participate in discount and rebate programs, which may result in prices for our future products that will likely be lower than the prices we might otherwise obtain. For example, drug manufacturers participating under the Medicaid Drug Rebate Program must pay rebates on prescription drugs to state Medicaid programs. Under the Veterans Health Care Act, or VHCA, drug companies are required to offer certain drugs at a reduced price to a number of federal agencies, including the U.S. Department of Veterans Affairs and Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs, including Medicare and Medicaid. Recent legislative changes require that discounted prices be offered for certain U.S. Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA also requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations. If our products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply.

Different pricing and reimbursement schemes exist in other countries. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular drug candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services, implementing reductions in Medicare and other healthcare funding and applying new payment methodologies. For example, in March 2010, the Healthcare Reform Act was enacted, which affected existing government healthcare programs and resulted in the development of new programs.

Among the Healthcare Reform Act’s provisions of importance to the pharmaceutical industry, in addition to those otherwise described above, are the following:

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an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and a cap on the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals, including individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Healthcare Reform Act, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the Healthcare Reform Act. For example, the Tax Act was enacted, which includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Healthcare Reform Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the Healthcare Reform Act, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the Healthcare

Reform Act are invalid as well. While the Trump administration and CMS have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts to repeal and replace the Healthcare Reform Act will impact the Healthcare Reform Act and our business.

Other legislative changes have also been proposed and adopted in the United States since the Healthcare Reform Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. There has been heightened governmental scrutiny recently over the manner in which pharmaceutical companies set prices for their marketed products, which has resulted in several Congressional inquiries and proposed federal legislation, as well as state efforts, designed to, among other things, bring more transparency to product pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products

We anticipate that these new laws will result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition, and results of operations.

The U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act of 1977, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Europe / Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we or our potential collaborators obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of an application for a clinical trial authorisation, or CTA, much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a CTA must be submitted to each country’s national health authority and an application made to an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements and a favorable ethics committee opinion has been issued, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under European Union regulatory systems, we must submit a marketing authorization application either under the so-called centralized or national authorization procedures.

Centralized procedure.    The centralized procedure provides for the grant of a single marketing authorization by the European Commission following a favorable opinion by the EMA that is valid in all European Union member states, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for medicines produced by specified biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of specified diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases, other immune dysfunctions and viral diseases. The centralized procedure is optional for other products that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health or which contain a new active substance for indications other than those specified to be compulsory.

National authorization procedures.    There are also two other possible routes to authorize medicinal products in several European Union countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

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Decentralized procedure.    Using the decentralized procedure, an applicant may apply for simultaneous authorizations in more than one European Union Member State of medicinal products that have not yet been authorized in any European Union Member State and that do not fall within the mandatory scope of the centralized procedure.

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Mutual recognition procedure.    In the mutual recognition procedure, a medicine is first authorized in one European Union Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other European Union countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

The EMA grants orphan drug designation to promote the development of products for the treatment, prevention or diagnosis of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 people in the European Union. In addition, orphan drug designation can be granted if the drug is intended for a life threatening or chronically debilitating condition in the European Union and without incentives it is unlikely that sales of the drug in the European Union would be sufficient to justify the investment required to develop the drug. Orphan drug designation is only available if there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients. Orphan drug designation provides opportunities for free or reduced-fee protocol assistance, fee reductions for marketing authorization applications and other post-authorization activities and ten years of market exclusivity following drug approval, which can be extended to 12 years if trials are conducted in accordance with an agreed-upon pediatric investigational plan. The exclusivity period may be reduced to six years if the designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees

As of May 31, 2019, we employed 24 employees, all of whom are full-time, consisting of clinical, research, operations, finance and business development personnel. Seven of our employees hold Ph.D. or M.D. degrees. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We lease approximately 6,000 square feet of space for our headquarters in Foster City, California under an agreement that expires in August 2023. We also lease approximately 1,400 square feet of space for an office in Basel, Switzerland under an agreement that expires in April 2024. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Directors and Director Nominee

The following table sets forth information regarding our executive officers, directors and director nominee as of May 31, 2019.

Name	Age	Position
Executive Officers:
Christopher Peetz	40	President, Chief Executive Officer and Director
Michael Grey	66	Executive Chairman
Ian Clements, Ph.D.	50	Senior Vice President Finance and Communications
Pamela Vig, Ph.D.	48	Chief Scientific Officer
Lara Longpre	49	Chief Development Officer
Non-Employee Directors and Director Nominee:
Tiba Aynechi, Ph.D.(1)(2)	43	Director
Laurent Fischer, M.D.(1)	55	Director
Patrick Heron(3)	48	Director
Jonathan Leff(1)(4)	50	Director
Edward T. Mathers(1)	59	Director
Niall O’Donnell, Ph.D.(2)(3)	46	Director
Laura Brege(5)	61	Director Nominee

(1)	Member of the compensation committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the audit committee.
(4)	Mr. Leff will resign from our board of directors and any committees thereof immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.
(5)	Ms. Brege has been appointed to our board of directors, nominating and corporate governance committee and audit committee contingent upon and effective as of the closing of this offering.

Executive Officers

Christopher Peetz is our co-founder and has served as our President since December 2018 and as our Chief Executive Officer since March 2019. Mr. Peetz has been an Entrepreneur-in-Residence at Frazier Healthcare Partners, or Frazier, since May 2017. Prior to joining Mirum, Mr. Peetz served as the Chief Executive Officer of Flashlight Therapeutics, Inc., or Flashlight, a biotechnology company. He served as Chief Financial Officer and head of corporate development at Tobira, a publicly-traded biotechnology company acquired by Allergan plc, or Allergan, a public pharmaceutical company, in November 2016, from May 2014 to December 2016. Prior to joining Tobira, Mr. Peetz served as Vice President, Finance and Corporate Development of Jennerex Biotherapeutics, or Jennerex, a biopharmaceutical company. Prior to Jennerex, Mr. Peetz held various positions at Onyx Pharmaceuticals, Inc. (now Amgen Inc.), including oversight of financial planning and analysis, corporate strategy, product lifecycle management and commercial roles. Prior to Onyx, Mr. Peetz provided merger and acquisition advisory services at LaSalle Corporate Finance, a part of ABN AMRO, and held positions at Abgenix Inc. and Solazyme Inc. He has also served as a member of the board of directors of Alpine Immune Sciences, Inc., a public immunotherapy company, since April 2018. Mr. Peetz received an MBA from Stanford Graduate School of Business and a B.S.B.A. in Finance, International Business and French from Washington University in St. Louis.

We believe Mr. Peetz’s perspective and experience as our co-founder and President and Chief Executive Officer, as well as his extensive experience managing and leading both early stage and established companies within the pharmaceutical and biotechnology industries qualify him to serve on our board of directors.

Michael Grey has served as our Executive Chairman since March 2019 and is our co-founder. Mr. Grey previously served as our Chief Executive Officer from our inception in May 2018 to March 2019. Mr. Grey has served as Executive Chairman of Amplyx Pharmaceuticals, Inc., or Amplyx, a pharmaceutical company, since January 2017; Reneo Pharmaceuticals, Inc., or Reneo, a pharmaceutical company, since December 2017; and

Spruce Biosciences, Inc., or Spruce Biosciences, a biotechnology company, since April 2017. He has also served as a venture partner at Pappas Ventures since January 2010 and as President and Chief Executive Officer of Curzion Pharmaceuticals, Inc., or Curzion, a pharmaceutical company. Mr. Grey served from October 2015 to January 2017 as the President and Chief Executive Officer of Amplyx, and from September 2014 to December 2017 as Chairman and Chief Executive Officer of Reneo. From February 2011 to June 2014, Mr. Grey served as President and Chief Executive Officer of Lumena, which was acquired by Shire plc in June 2014. Mr. Grey has 40 years of experience in the pharmaceutical and biotechnology industries and has held senior positions at a number of companies, including President and Chief Executive Officer of SGX Pharmaceuticals, Inc. (sold to Eli Lilly and Company in 2008), president and chief executive officer of Trega Biosciences, Inc. (sold to LION Bioscience, Inc. in 2001) and president of BioChem Therapeutic Inc. Prior to these, Mr. Grey served in various roles with Glaxo, Inc. and Glaxo Holdings PLC, culminating in his position as Vice President, Corporate Development and director of international licensing. Mr. Grey also serves on the boards of directors of BioMarin Pharmaceutical Inc., Horizon Pharma plc and Mirati Therapeutics Inc., each public biotechnology companies. Mr. Grey received a B.S. in chemistry from the University of Nottingham in the United Kingdom.

We believe Mr. Grey’s perspective and experience as our co-founder and Executive Chairman, as well as his extensive experience managing and leading both early stage and established companies within the pharmaceutical and biotechnology industries qualify him to serve on our board of directors.

Ian Clements, Ph.D. has served as our Senior Vice President Finance and Communications since March 2019. From May 2017 to March 2019, Dr. Clements served as Vice President of Investor Relations at Dermira, Inc., a public biopharmaceutical company. Dr. Clements served as Vice President, Investor Relations and Corporate Communications at Tobira from July 2015 to December 2016. Prior to that, he was head of investor relations and corporate communications at Avanir Pharmaceuticals, from 2011 to June 2015. Dr. Clements has also held leadership positions at Sequenom, a genetic analysis and diagnostics company, and The Trout Group, where he managed west coast operations for life sciences investor relations. Dr. Clements received a Ph.D. in chemistry from the University of Manchester, an MBA from the Open University in the United Kingdom and a B.Sc. in chemistry from Staffordshire University.

Pamela Vig, Ph.D. has served as our Chief Scientific Officer since December 2018. Previously, Dr. Vig served as Chief Scientific Officer and clinical lead at Flashlight from November 2017. Dr. Vig served as Vice President, Clinical Research and Discovery at Tobira from July 2015 until its acquisition in November 2016 by Allergan. As part of the Tobira acquisition, she joined Allergan as Associate Vice President, Clinical Research and Development, a position she held until November 2017. Prior to joining Tobira, Dr. Vig served as Vice President, Clinical Research for Presidio Pharmaceuticals, from January 2010 to July 2015. At Presidio, Dr. Vig was responsible for optimizing the design and conduct of the company’s clinical trial programs. Dr. Vig also previously served as Director, Global Medical Affairs, at Johnson & Johnson in London, United Kingdom, where she was responsible for the strategy and optimization of late-stage development and commercialization of HCV and HIV compounds. She has also held various positions at Idenix Pharmaceuticals and Gilead Sciences. Dr. Vig received a M.Phil. and a Ph.D. from Imperial College London from the Department of Hepatology in Investigative Science.

Lara Longpre has served as our Chief Development Officer since December 2018, where she leads our development operations, program management and alliance management. Previously, Ms. Longpre served as Chief Operating Officer at Flashlight from November 2017. From September 2014 to June 2018, Ms. Longpre served as Chief Operating Officer of MedGenesis Therapeutix Inc., a biopharmaceutical company, where she was responsible for program management, alliance management, clinical operations, technical operations, and business operations. Prior to that, Ms. Longpre held multiple positions at Jennerex from April 2008 to May 2015, including Chief Operating Officer from July 2010 to May 2014. Before joining Jennerex, Ms. Longpre was Senior Vice-President, Clinical and Corporate Affairs at MedGenesis, where she was responsible for business operations including the intellectual property portfolio, corporate files and operating plans. She also previously held several leadership roles with PRA International and CroMedica including operations, regulatory affairs, and proposals and contracts. Ms. Longpre received a B.A. in biology from Cornell University, a M.M.S. from Harvard Medical School and an MBA from Queen’s University in Ontario, Canada.

Non-Employee Directors and Director Nominee

Tiba Aynechi, Ph.D. has served as a member of our board of directors since November 2018. Dr. Aynechi is employed as a partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S, a Danish limited liability company that manages investments and financial assets. Prior to joining Novo Ventures (US) Inc. in March 2010, Dr. Aynechi was employed from June 2006 to March 2010 by Burrill & Company, a financial firm specializing in biotechnology and life sciences investment, in various positions, including from January 2009 to March 2010 as a director in merchant banking where she was responsible for regional and cross-border mergers and acquisitions, licensing, and financing transactions. Dr. Aynechi served as a director at iRhythm Technologies, Inc., a public digital healthcare company, from May 2014 to April 2017. She served as director of AnaptysBio, Inc., a biotechnology company, from April 2015 until its initial public offering in January 2017. She has also served as a member of the board of directors of several private biotechnology and medical device companies. Dr. Aynechi received her Ph.D. in biophysics from the University of California, San Francisco, where her research involved developing computational methods for drug discovery. She received her B.S. in physics from the University of California, Irvine.

We believe that Dr. Aynechi’s extensive experience in the biotechnology and pharmaceutical industries, including her expertise in handling a wide range of financing transactions, qualifies her to serve on our board of directors.

Laurent Fischer, M.D. has served as a member of our board of directors since June 2019. Dr. Fischer has served as a Senior Advisor on the Frazier Healthcare Partners’ Life Sciences team since March 2017 and Senior Vice President, Head of the Liver Therapeutic Area at Allergan since November 2016. Previously, he served as Chief Executive Officer of Tobira until its acquisition by Allergan in November 2016. From 2012 to March 2014, he served as chairman and Chief Executive Officer of Jennerex, Inc., a private, clinical-stage biotherapeutics company focused on oncolytic immunotherapy products for cancer that was acquired by SillaJen Biotherapeutics, Inc. in March 2014. Prior to Jennerex, Dr. Fischer was President and Chief Executive Officer of Ocera Therapeutics, Inc., a privately held, clinical-stage biopharmaceutical company focused on the development and commercialization of therapeutics for gastrointestinal and liver diseases, since 2005. Prior to Ocera, Dr. Fischer was President and Chief Executive Officer of life sciences company Auxeris Therapeutics, Inc. from 2003 to 2005, President and Chief Operating Officer of technology company RXCentric.com, Inc. (now part of Allscripts Healthcare Solutions, Inc.) from 1999 to 2000 and Chief Medical Officer and Vice President of Corporate Development of medication management company MedVantx Inc. from 2001 to 2003. Dr. Fischer served as Senior Vice President of the Global Virology Franchise at Dupont Pharmaceuticals/Dupont-Merck from 1997 to 1999. From 1995 to 1997, Dr. Fischer served as Medical Director for the Virology Group at healthcare company Hoffman-LaRoche, Ltd. Dr. Fisher currently serves on the board of directors of CTI BioPharma Corp., a public biopharmaceutical company and previously served on the board of directors of Tobira. Dr. Fischer received a Medical Degree from the University of Geneva and received a Doctorate in Medicine from the Geneva Medical School, Switzerland.

We believe Dr. Fischer’s experience as an executive in the pharmaceutical industry and knowledge of biopharmaceuticals qualify him to serve on our board of directors.

Patrick Heron has served as a member of our board of directors since November 2018. Mr. Heron is a general partner with Frazier, a position he has held since September 1999, Mr. Heron has been active in company formations and initial investments in various biotechnology companies, including Marcadia Biotech Inc., Calixa Therapeutics, Inc. and VentiRx Pharmaceuticals, Inc. He also led Frazier’s involvement in MedPointe Inc. Prior to joining Frazier, Mr. Heron helped develop McKinsey & Co.’s west coast biotechnology consulting practice. Mr. Heron currently serves on the board of directors of Iterum Therapeutics pic, a public pharmaceutical company, as well as private companies Amunix Therapeutics, Inc., Imago Biosciences, Inc., Silvergate Pharmaceuticals, Inc., Arcutix, Inc., SutroVax, Inc., PassageBio, Inc., and Recida Therapeutics, Inc. He previously served on the boards of directors of the public biopharmaceutical companies Tobira and Collegium Pharmaceuticals, Inc. Mr. Heron received a B.A. in Political Science from the University of North Carolina at Chapel Hill and an MBA from Harvard Business School.

We believe that Mr. Heron’s extensive business experience and his experience in venture capital and the life science industry provide him with the qualifications and skills to serve on our board of directors.

Jonathan Leff has served as a member of our board of directors since November 2018. Mr. Leff is a partner at Deerfield Management Company, L.P. and Chairman of the Deerfield Institute. He joined Deerfield in 2013, and focuses on venture capital and structured investments in biotechnology and pharmaceuticals. Prior to joining Deerfield, Mr. Leff was employed by Warburg Pincus for more than sixteen years, where he led the firm’s investment efforts in biotechnology and pharmaceuticals. He is a member of several not-for-profit boards, including the Spinal Muscular Atrophy Foundation, Friends of Cancer Research, the Reagan-Udall Foundation for the Food and Drug Administration and the Columbia University Medical Center Board of Advisors. In addition, he previously served as a member of the board of directors of the Biotechnology Innovation Organization and a member of the Executive Committee of the Board of the National Venture Capital Association, or NVCA. He also previously served on the boards of several other publicly-traded biotechnology and pharmaceuticals companies, namely InterMune, Inc., Talon Therapeutics, Inc., Allos Therapeutics, Inc., Inspire Pharmaceuticals, Inc., Sophiris Bio Inc., Nivalis Therapeutics, Inc., AveXis, Inc., Audentes Therapeutics, Inc. and Proteon Therapeutics, Inc. Previously, he led NVCA’s life sciences industry efforts as Chair of the NVCA’s Medical Innovation and Competitiveness Coalition. Mr. Leff received his A.B. from Harvard University, and his M.B.A. from the Stanford University Graduate School of Business. Mr. Leff will resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Edward T. Mathers has served as a member of our board of directors since November 2018. Mr. Mathers is currently a partner at New Enterprise Associates, Inc., a global venture capital firm that invests in technology and healthcare companies, a position he has held since August 2008. Mr. Mathers is also currently a director of the publicly-traded companies ObsEva SA, Ra Pharmaceuticals, Inc., Rhythm Pharmaceuticals, Inc., Synlogic, Inc. and Liquidia Technologies, Inc., as well as a number of private life sciences companies. From July 2002 to August 2008, Mr. Mathers was the Executive Vice President, Corporate Development and Venture of MedImmune, Inc. From August 2000 to July 2002, he was the Vice President, Marketing and Corporate Licensing and Acquisitions of Nektar Therapeutics, Inc. Prior to this, Mr. Mathers worked at Glaxo Wellcome, Inc. from July 1997 to August 2000, where he last held the role of Vice President, E-business. Mr. Mathers received a B.S. in chemistry from North Carolina State University.

We believe Mr. Mathers’ experience as a venture capitalist, as an executive and in business development and his experience in serving on the board of directors for several public and private pharmaceutical and life sciences companies qualify him to serve on our board of directors.

Niall O’Donnell, Ph.D. has served as a member of our board of directors since November 2018. Dr. O’Donnell is currently a managing director at RiverVest Venture Partners, a position he has held since April 2014. He joined RiverVest in 2006 where he has focused on biopharmaceutical, diagnostic and medical device opportunities and contributes to the formation, development and business strategies of RiverVest portfolio companies. Dr. O’Donnell currently serves as President and Chief and Executive Officer of Reneo, which he co-founded in December 2017. From 2011 to 2013, he served as acting chief interim medical officer at Lumena, where he led the development and execution of the company’s clinical strategy leading up to its acquisition by Shire plc. Dr. O’Donnell is also a board member of the biopharmaceutical companies Amplyx, Lyric Pharmaceuticals Inc., Avalyn Pharma, Inc., Curzion and Spruce Biosciences. Dr. O’Donnell received a Ph.D. in biochemistry from the University of Dundee, Scotland, an M.A. in biochemistry from Pembroke College, Oxford and an MBA from the Rady School of Management of the University of California, San Diego.

We believe Dr. O’Donnell’s substantial experience in developing and managing biopharmaceutical companies qualifies him to serve on our board of directors.

Laura Brege has been appointed as a member of our board of directors effective as of immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. From September 2015 to December 2017, Ms. Brege served as managing director of Cervantes Life Science Partners, LLC, a consulting firm providing integrated business solutions to life sciences companies. She has over 20 years of executive management experience in the pharmaceutical, biotechnology and venture capital industries. From September 2012 to July 2015, Ms. Brege was President and Chief Executive Officer of Nodality, Inc., or Nodality, a life sciences company focused on innovative personalized medicine. Prior to joining Nodality in 2012, Ms. Brege held several senior-level positions at Onyx Pharmaceuticals, Inc., or Onyx, a biopharmaceutical and biotherapeutics company, from 2006 to 2012, including positions as Executive Vice President and Chief Operating Officer. While at Onyx, she led multiple functions, including commercialization, strategic planning, corporate development and medical, scientific and government affairs. Prior to Onyx, Ms. Brege was a General Partner at Red Rock Capital Management, a venture capital firm specializing in early stage financing for technology companies. Previously, Ms. Brege was Senior Vice President and Chief Financial Officer at COR Therapeutics Inc. where she helped build the company from an early stage research and development company through commercial launch of a successful cardiovascular product. Earlier in her career, she served as Chief Financial Officer at Flextronics, Inc. and Treasurer of The Cooper Companies. She serves on the boards of directors of Acadia Pharmaceuticals Inc., Dynavax Technologies Corporation, Pacira BioSciences, Inc., Portola Pharmaceuticals, Inc. and HLS Therapeutics Inc., each of which is a public pharmaceutical company. During the past five years, Ms. Brege also served on the boards of directors of Delcath Systems, Inc., a pharmaceutical company, and Aratana Therapeutics, Inc., a pharmaceutical company. Ms. Brege earned her undergraduate degrees from Ohio University (Honors Tutorial College) and her MBA degree from the University of Chicago.

We believe Ms. Brege’s background in finance and management of biotechnology companies and her participation as a member of the audit committees of other public companies qualifies her to serve on our board of directors.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have eight directors. Each of our current directors was elected to serve as a member of our board of directors pursuant to a voting agreement dated November 5, 2018, by and among us and certain of our stockholders. Pursuant to the voting agreement: (1) Mr. Mathers was designated by New Enterprise Associates 16, L.P. to serve on our board of directors as a representative of our preferred stockholders; (2) Mr. Heron was designated by Frazier Life Sciences IX, L.P. to serve on our board of directors as a representative of our preferred stockholders; (3) Dr. O’Donnell was designated by RiverVest Venture Fund IV, L.P. to serve on our board of directors as a representative of our preferred stockholders; (4) Mr. Leff was designated by Deerfield Healthcare Innovations Fund, L.P. and/or Deerfield Private Design Fund IV, L.P. to serve on our board of directors as a representative of our preferred stockholders; (5) Dr. Aynechi was designated by Novo Holdings A/S to serve on our board of directors as a representative of our preferred stockholders; (6) Mr. Grey was designated to serve on our board of directors as a representative of our common stockholders; (7) Mr. Peetz was designated to serve on our board of directors as the serving Chief Executive Officer; and (8) Dr. Fischer was designated to serve on our board of directors as an independent designee thereunder. The voting agreement will terminate upon the closing of this offering, and thereafter no stockholder will have any special rights regarding the election or designation of the members of our board of directors. Our current directors elected to our board of directors pursuant to the voting agreement will continue to serve as directors until their successors are duly elected and qualified by holders of our common stock.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Dr. Aynechi and Mr. Mathers, and their terms will expire at the annual meeting of stockholders to be held in 2020;

•	the Class II directors will be Dr. Fischer, Mr. Heron and Dr. O’Donnell, and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•	the Class III directors will be Ms. Brege, Mr. Grey and Mr. Peetz, and their terms will expire at the annual meeting of stockholders to be held in 2022.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under the listing requirements and rules of Nasdaq, independent directors must comprise a majority of our board of directors as a listed company within one year of the listing date.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that Drs. Aynechi and O’Donnell, Ms. Brege and Messrs. Heron, Leff and Mathers do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in “Certain Relationships and Related Person Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee currently consists of Dr. O’Donnell and Mr. Heron, each of whom our board of directors has determined satisfies the independence requirements under the Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. Ms. Brege has been appointed chair of our audit committee contingent upon and effective as of the closing of this offering. Our board of directors has determined that Ms. Brege is independent under the Nasdaq listing standards. Our board of directors has also determined Ms. Brege is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial-statement audits, and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•

managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving, or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee currently consists of Drs. Aynechi and Fischer and Messrs. Leff and Mathers. The chair of our compensation committee is Mr. Mathers. Mr. Leff will resign from our compensation committee immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Our board of directors has determined that each member of our compensation committee is independent under the Nasdaq listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	reviewing and approving the compensation arrangements with our executive officers and other senior management;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating, incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Drs. Aynechi and O’Donnell. Ms. Brege has been appointed to our nominating and corporate governance committee contingent upon and effective as of the closing of this offering. The chair of our nominating and corporate governance committee is Dr. O’Donnell. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq listing standards, a non-employee director, and free from any relationship that would interfere with the exercise of his or her independent judgment.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors and management.

Code of Conduct

We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.mirumpharma.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last calendar year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Our board of directors adopted a non-employee director compensation policy in                     , 2019 that will become effective upon the execution and delivery of the underwriting agreement related to this offering and will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $ ;

•	an additional annual cash retainer of $ , $ and $ for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•	an additional annual cash retainer of $ , $ and $ for service as chair of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•	an initial option grant to purchase shares of our common stock on the date of each such non-employee director’s appointment to our board of directors; and

•	an annual option grant to purchase shares of our common stock on the date of each of our annual stockholder meetings.

Each of the option grants described above will be granted under our 2019 Plan, the terms of which are described in more detail below under “Executive Compensation—Employee Benefit Plans—2019 Equity Incentive Plan.” Each such option grant will vest and become exercisable subject to the director’s continuous service to us through the earlier of the first anniversary of the date of grant or the next annual stockholder meeting. The term of each option will be 10 years, subject to earlier termination as provided in the 2019 Plan.

We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. Christopher Peetz, our President and Chief Executive Officer, and Michael Grey, our Executive Chairman, are also directors but did not receive any additional compensation for their service as directors. See the section titled “Executive Compensation” for more information regarding the compensation earned by Messrs. Peetz and Grey.

None of our non-employee directors received any compensation, including stock awards, option awards, non-equity incentive plan compensation, nonqualified deferred compensation earnings or other compensation, during the year ended December 31, 2018.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2018, consisting of our principal executive officer and the next three most highly compensated executive officers, were:

•	Michael Grey, our Executive Chairman and former Chief Executive Officer;

•	Christopher Peetz, our Chief Executive Officer and President;

•	Pamela Vig, Ph.D., our Chief Scientific Officer; and

•	Lara Longpre, our Chief Development Officer.

Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers during the fiscal year ended December 31, 2018. As none of our named executive officers received any bonus, stock awards, option awards, non-equity incentive plan compensation or nonqualified deferred compensation earnings during the year ended December 31, 2018, we have omitted those columns from the table.

Name and Principal Position(s)	Fiscal Year	Salary ($)	All Other Compensation ($)	Total ($)
Michael Grey	2018	25,000	—	25,000
Executive Chairman and Former Chief Executive Officer(1)

Christopher Peetz	2018	32,083	—	32,083
Chief Executive Officer and President(2)

Pamela Vig, Ph.D	2018	27,500	—	27,500
Chief Scientific Officer(3)

Lara Longpre	2018	27,500	—	27,500
Chief Development Officer(3)

(1)	Mr. Grey served as our Chief Executive Officer until March 2019.
(2)	Mr. Peetz served as our President since November 2018 and as our Chief Executive Officer since March 2019.
(3)	Dr. Vig and Ms. Longpre commenced employment with us in November 2018.

Outstanding Equity Awards as of December 31, 2018

There were no outstanding equity awards held by our named executive officers as of December 31, 2018.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal year ended December 31, 2018.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during the fiscal year ended December 31, 2018.

Employment, Severance and Change in Control Agreements

Offer Letters

Below are descriptions of our offer letters with our named executive officers. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers, please see “—Potential Payments Upon Termination or Change in Control” below.

Mr. Grey.    We entered into an offer letter with Mr. Grey in December 2018 and an amended and restated offer letter in May 2019, which govern the current terms of his employment with us. Pursuant to the agreement, Mr. Grey is entitled to an annual base salary of $300,000, is eligible to receive an annual performance bonus of up to 40% of his base salary, as determined by our board of directors, and was promised an option to purchase an aggregate of 5,100,000 shares of our common stock. Mr. Grey is also entitled to certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.” Mr. Grey’s employment is at will.

Mr. Peetz.    We entered into an offer letter with Mr. Peetz in December 2018 and an amended and restated offer letter in May 2019, which govern the current terms of his employment with us. Pursuant to the agreement, Mr. Peetz is entitled to an annual base salary of $475,000, is eligible to receive an annual target performance bonus of up to 50% of his base salary, as determined by our board of directors, and was promised an option to purchase 5,250,000 shares of our common stock. Mr. Peetz is also entitled to certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.” Mr. Peetz’s employment is at will.

Dr. Vig.    We entered into an offer letter with Dr. Vig in December 2018, which governs the current terms of her employment with us. Pursuant to the agreement, Dr. Vig is entitled to an initial annual base salary of $330,000, is eligible to receive an annual performance bonus of up to 35% of her base salary, as determined by our board of directors, and was promised an option to purchase 1,250,000 shares of our common stock. Dr. Vig is also entitled to certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.” Dr. Vig’s employment is at will.

Ms. Longpre.    We entered into an offer letter with Ms. Longpre in December 2018, which governs the current terms of her employment with us. Pursuant to the agreement, Ms. Longpre is entitled to an initial annual base salary of $330,000, is eligible to receive an annual performance bonus of up to 35% of her base salary, as determined by our board of directors, and was promised an option to purchase 1,250,000 shares of our common stock. Ms. Longpre is also entitled to certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.” Ms. Longpre’s employment is at will.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, the named executive officer is entitled to receive amounts earned during his or her term of service, including salary and unused vacation pay. In addition, each of our named executive officers is eligible to receive certain benefits pursuant to his or her offer letter with us described above under “—Offer Letters.”

We maintain a severance benefit plan and have entered into a severance benefit plan participation agreement with each of our named executive officers. Pursuant to these agreements, upon a termination without “cause” or resignation for “good reason” (each as defined below), each of our named executive officers will be entitled to continued payment of base salary (nine months for Messrs. Grey and Peetz and six months for Dr. Vig and

Ms. Longpre), 12 months of accelerated vesting of all outstanding equity awards that are subject to time-based vesting, measured from the date of termination, and payment of continued group health benefits (nine months for Messrs. Grey and Peetz and six months for Dr. Vig and Ms. Longpre). In addition, upon a termination without cause or resignation for good reason during the period commencing three months prior to a “change in control” (as defined below) and ending 12 months following a change in control, each of our named executive officers will be entitled to extended payment of base salary (12 months for Messrs. Grey and Peetz and nine months for Dr. Vig and Ms. Longpre), accelerated vesting in full of all outstanding equity awards that are subject to time-based vesting, and payment of a prorated annual performance bonus.

For purposes of the severance benefit plan, the following definitions apply:

•

“cause” generally means the occurrence of any of the following events, conditions or actions with respect to the executive: (i) commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) attempted commission of, or participation in, a fraud or act of dishonesty against us; (iii) intentional, material violation of any contract or agreement between the executive and us or of any statutory duty owed to us; (iv) unauthorized use or disclosure of our confidential information or trade secrets; or (v) gross misconduct.

•

“good reason” generally means the following events, conditions or actions taken by us with respect to the executive without cause and without the executive’s express written consent: (i) a material reduction of the executive’s annual base salary, which is a reduction of at least 10% of such executive’s base salary (unless pursuant to a salary reduction program applicable generally to our similarly situated employees); (ii) a material reduction in the executive’s authority, duties or responsibilities; (iii) a material reduction in the authority, duties, or responsibilities of the supervisor to whom the executive is required to report; (iv) a relocation of the executive’s principal place of employment to a place that increases such executive’s one-way commute by more than 50 miles as compared to such executive’s then-current principal place of employment immediately prior to such relocation.

•

“change in control” generally means the following events: (i) a change in ownership of representing more than 50% of the combined voting power of our outstanding securities, other than by virtue of a merger, consolidation or similar transaction; (ii) a merger, consolidation or similar transaction in which our stockholders do not own more than 50% of the combined voting power of the surviving entity or its parent; (iii) a dissolution or liquidation, except for a liquidation into a parent corporation; and (iv) a sale, lease, exclusive license or other disposition of all or substantially all of our assets.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants and directors, and encourages them to devote their best efforts to our business and financial success. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the equity incentive plans, which are filed as exhibits to the registration statement of which this prospectus is a part. We also plan to establish a defined contribution employee retirement plan, or 401(k) plan, for our employees.

2019 Equity Incentive Plan

Our board of directors adopted our 2019 Plan on                  and our stockholders approved our 2019 Plan on                 . Our 2019 Plan provides for the grant of incentive stock options to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates. Our 2019 Plan is a successor to and continuation of our 2018 Plan, and will become effective on the execution of the underwriting agreement related to this offering.

Authorized Shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2019 Plan after it becomes effective will be the sum of (1)              shares, plus (2) the number of shares (not to exceed              shares) (i) reserved for issuance under our 2018 Plan at the time our 2019 Plan becomes effective, and (ii) any shares subject to outstanding stock options or other stock awards that were granted under our 2018 Plan that are forfeited, terminate, expire or are otherwise not issued. In addition, the number of shares of our common stock reserved for issuance under our 2019 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2020 (assuming the 2019 Plan becomes effective in 2019) through January 1, 2029, in an amount equal to     % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of incentive stock options under our 2019 Plan is             .

Shares subject to stock awards granted under our 2019 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2019 Plan. Additionally, shares become available for future grant under our 2019 Plan if they were issued under stock awards under our 2019 Plan if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2019 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2019 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements, including:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any; the number of shares subject to each stock award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.

Under the 2019 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase, or strike price of any outstanding award;

•	the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options.    Incentive stock options and nonstatutory stock options are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2019 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2019 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Restricted Stock Unit Awards.    Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, Restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2019 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2019 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of incentive stock options, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    Our 2019 Plan provides that in the event of certain specified significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination before the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•	cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment, or no payment, as determined by the board; or

•

make a payment, in the form determined by our board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the awards before the transaction over any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner and is not obligated to treat all participants in the same manner.

In the event of a change in control, awards granted under the 2019 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2019 Plan, a change in control is defined to include (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity), (3) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders, and (4) an unapproved change in the majority of the board of directors.

Transferability.    A participant may not transfer stock awards under our 2019 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2019 Plan.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2019 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2019 Plan. No stock awards may be granted under our 2019 Plan while it is suspended or after it is terminated.

2018 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2018 Plan in November 2018. Our 2018 Plan allows for the grant of incentive stock options to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units to employees, directors and consultants, including employees and consultants of our affiliates.

Once our 2019 Plan becomes effective, no further grants will be made under our 2018 Plan. Any outstanding awards granted under our 2018 Plan will remain subject to the terms of our 2019 Plan and applicable award agreements.

Authorized Shares.    The maximum number of shares of our common stock that may be issued under our 2018 Plan is 25,434,041 shares.

The maximum number of shares of common stock that may be issued on the exercise of incentive stock options under our 2018 Plan is 50,868,082 shares. Shares subject to stock awards granted under our 2018 Plan that expire, are forfeited, or terminate without being exercised in full or are settled in cash do not reduce the number of shares available for issuance under our 2019 Plan. Additionally, shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award become available for future grant under our 2018 Plan, although such shares may not be subsequently issued pursuant to the exercise of an incentive stock option.

Plan Administration.    Our board of directors or a duly authorized committee of our board of directors administers our 2018 Plan and the stock awards granted under it. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees to receive specified stock awards, and (2) determine the number of shares subject to such stock awards. Under our 2018 Plan, the board of directors has the authority to determine and amend the terms of awards and underlying agreements, including:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any;

•	the number of shares subject to each stock award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.

Under the 2018 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise price of any outstanding option or stock appreciation right;

•	the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Corporate Transactions.    Our 2018 Plan provides that in the event of certain specified significant corporate transactions, generally including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards: (a) arrange for the assumption, continuation or substitution of a stock award by a successor corporation, (b) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation (or the successor corporation’s parent company), (c) accelerate the vesting, in whole or in part, of the stock award and provide for its termination before the transaction, (d) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us, (e) cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment, if any, as determined by the board of directors in its sole discretion, or (f) make a payment, in the form determined by the board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the stock award before the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards, even those that are of the same type, or all participants, in the same manner.

In the event of a change in control, awards granted under the 2018 Plan will not receive automatic acceleration of vesting and exercisability, although the board of directors may provide for this treatment in an award agreement. Under the 2018 Plan, a change in control is defined to include (1) the acquisition by any person of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity), (3) our stockholders approve or our board of directors approves a plan of complete dissolution or liquidation or a complete dissolution or liquidation otherwise occurs except for a liquidation into a parent corporation, (4) a sale, lease, exclusive license or other disposition of all or substantially all of the assets to an entity that did not previously hold more than 50% of the voting power of our stock and (5) the appointment to the board of directors of members who were not members of the board on the date of the 2018 Plan and constitute a majority of the members of the board, unless the new board members were approved by a majority vote of the members of the board in office at the time of their appointment.

Transferability.    Under our 2018 Plan, the board of directors may provide for limitations on the transferability of awards, in its sole discretion. Option awards are generally not transferable other than by will or the laws of descent and distribution, except as otherwise provided under our 2018 Plan.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2018 Plan, although certain material amendments require the approval of our stockholders, and amendments that would impair the rights of any participant require the consent of that participant.

2019 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our ESPP in             . The ESPP will become effective on the execution of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees.

Share Reserve.    Following this offering, the ESPP authorizes the issuance of              shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2020 (assuming the ESPP becomes effective in 2019) through January 1, 2029, by the lesser of (1)     % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase, and (2)              shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration.    Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. We currently intend to have 24-month offerings with multiple purchase periods (of approximately six months in duration) per offering, except that the first purchase period under our first offering may be shorter or longer than six months, depending on the date on which the underwriting agreement relating to this offering becomes effective. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 30% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our common stock on the first date of an offering, or (2) 85% of the fair market value of a share of our common stock on the date of purchase. For the initial offering, which we expect will commence on the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the offering period will be the price at which shares of common stock are first sold to the public.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year, or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights, and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    In the event of certain significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days before such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

401(k) Plan

We plan to establish a 401(k) plan for our employees. Our named executive officers would be eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan would be intended to qualify as a tax-qualified plan under Section 401(k) of the Code.

Limitations on Liability and Indemnification

On the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy. During the first 180 days from the date of this prospectus, the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since the date of our incorporation to which we have been a party in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of our total assets as of December 31, 2018, and in which any of our directors, director nominee, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Series A Redeemable Convertible Preferred Stock Financing

In November 2018, we completed the initial closing of an aggregate of 59,908,284 shares of our Series A redeemable convertible preferred stock, or our Series A convertible preferred stock, at a purchase price of $1.00259507 per share. In addition, at the request of our board of directors, in April 2019, certain purchasers in the initial closing purchased an aggregate of 59,844,699 additional shares of our Series A convertible preferred stock at the same purchase price per share in a subsequent closing. In connection with the subsequent closing, the common stock reserved for issuance under the 2018 Plan increased by 10,560,833 shares to a total of 25,434,041 shares.

The following table summarizes purchases of shares of our Series A convertible preferred stock by holders of more than 5% of our capital stock and entities affiliated with our executive officers and members of our board of directors.

Participants(1)	Shares of Series A Convertible Preferred Stock Purchased at Initial Closing	Shares of Series A Convertible Preferred Stock Purchased at Subsequent Closing	Aggregate Purchase Price
Entities affiliated with New Enterprise Associates(2)	14,941,232	14,961,180	$29,980,010.85
Frazier Life Sciences IX, L.P.(3)	12,467,650	12,467,650	$25,000,008.84
Entities affiliated with Deerfield(4)	12,467,650	12,467,650	$25,000,008.84
Novo Holdings A/S(5)	7,480,590	7,780,590	$15,000,005.30
RiverVest Venture Fund IV, L.P.(6)	5,984,472	5,984,472	$12,000,004.24
The Grey Family Trust dated November 12, 1999(7)	63,585	—	$63,750.01	(8)

(1)	Additional details regarding these stockholders and their equity holdings are included in this prospectus under the caption “Principal Stockholders.”
(2)	Consists of (i) 28,889,945 shares of Series A convertible preferred stock purchased by New Enterprise Associates 16, L.P., or NEA 16, and (ii) 12,467 shares of Series A convertible preferred stock purchased by NEA Ventures 2018, L.P., or NEA Ventures. Mr. Mathers, a member of our board of directors, is employed as a Partner at New Enterprise Associates, Inc., which is affiliated with NEA 16 and NEA Ventures.
(3)	Mr. Heron, a member of our board of directors, is one of two managing members of FHMLS IX, L.L.C., an entity affiliated with Frazier Life Sciences IX, L.P.
(4)	Consists of (i) 12,467,650 shares of Series A convertible preferred stock purchased by Deerfield Healthcare Innovations Fund L.P., or Deerfield Healthcare, and (ii) 12,467,650 shares of Series A convertible preferred stock purchased by Deerfield Private Design Fund IV, L.P., or Deerfield Private. Mr. Leff, a member of our board of directors, is employed as a partner at Deerfield Management Company, L.P., an entity affiliated with Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P.
(5)	Dr. Aynechi, a member of our board of directors, is employed as a Partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo Holdings A/S.
(6)	Dr. O’Donnell, a member of our board of directors, is a Manager at RiverVest Venture Partners IV, LLC, an entity affiliated with RiverVest Venture Fund IV, L.P.
(7)	Mr. Grey, our Executive Chairman, is trustee of The Grey Family Trust dated November 12, 1999.

(8)	The consideration paid for the shares of Series A convertible preferred stock issued in the initial closing was funded through the conversion of the aggregate principal amount and accrued interest of a convertible promissory note.

Investors’ Rights Agreement

In November 2018, we entered into an Investors’ Rights Agreement, or the Rights Agreement, with certain holders of our capital stock, including entities affiliated with New Enterprise Associates 16, L.P., Frazier Life Sciences IX, L.P., RiverVest Venture Fund IV, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund IV, L.P. and Novo Holdings A/S, and including certain members of, and affiliates of, our directors and certain of our executive officers.

The Rights Agreement grants certain rights to the holders thereof, including certain registration rights with respect to the registrable securities held by them. See “Description of Capital Stock—Registration Rights” for additional information. In addition, the Rights Agreement imposes certain affirmative obligations on us, including our obligation to, among other things, (i) grant each holder who holds at least 2,400,000 shares of our Series A convertible preferred stock, or the Major Holders, a right of first offer with respect to future sales of our equity, excluding the shares to be offered and sold in this offering, (ii) invite a representative of each of New Enterprise Associates 16, L.P. and Frazier Life Sciences IX, L.P. and their respective affiliates, to attend all meetings of our board of directors in a non-voting observer capacity, and (iii) grant certain information and inspection rights to such Major Holders. Each of these obligations will terminate in connection with the closing of this offering.

Voting Agreement

In November 2018, we entered into a Voting Agreement, or the Voting Agreement, with certain holders of our capital stock, including entities affiliated with New Enterprise Associates 16, L.P., Frazier Life Sciences IX, L.P., RiverVest Venture Fund IV, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund IV, L.P. and Novo Holdings A/S, and including certain members of, and affiliates of, our directors and certain of our executive officers.

Pursuant to the Voting Agreement, each of New Enterprise Associates 16, L.P., Frazier Life Sciences IX, L.P., RiverVest Venture Fund IV, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund IV, L.P. and Novo Holdings A/S has the right to designate one member to be elected to our board of directors. See “Management—Composition of our Board of Directors.” The Voting Agreement will terminate by its terms in connection with the closing of this offering and none of our stockholders will have any continuing rights regarding the election or designation of members of our board of directors following this offering.

Right of First Refusal and Co-Sale Agreement

In November 2018, we entered into a Right of First Refusal and Co-Sale Agreement, or the Co-Sale Agreement, with certain holders of our capital stock, including entities affiliated with New Enterprise Associates 16, L.P., Frazier Life Sciences IX, L.P., RiverVest Venture Fund IV, L.P., Deerfield Healthcare Innovations Fund, L.P. and/or Deerfield Private Design Fund IV, L.P. and Novo Holdings A/S, and including certain members of, and affiliates of, our directors and certain of our executive officers.

Pursuant to the Co-Sale Agreement, we have a right of first refusal in respect of certain sales of securities by certain holders of our common stock, including certain of our executive officers and directors (or, in some cases, entities affiliated therewith). To the extent we do not exercise such right in full, the holders of our convertible preferred stock are granted certain rights of first refusal and co-sale in respect of such sale. The Co-Sale Agreement will terminate in connection with the closing of this offering.

Agreements with Shire International GmbH

Below is a description of the agreements we have entered into with Shire, a 5% holder of our capital stock.

Assignment and License Agreement

In November 2018, we entered into an Assignment and License Agreement with Shire, or the Shire License Agreement, pursuant to which we obtained an exclusive, worldwide license of certain intellectual property owned by Shire. For a more detailed description of the Shire License Agreement, see “Business—License Agreements—Assignment and License Agreement with Shire International GmbH.”

Common Stock Issuance Agreement

In November 2018, we entered into a Common Stock Issuance Agreement with Shire, or the Issuance Agreement, pursuant to which we issued Shire an aggregate of 14,873,208 shares of our redeemable common stock as partial consideration of the rights granted to us pursuant to the Shire License Agreement.

Pursuant to the Issuance Agreement, we agreed to issue Shire, for no additional consideration, a certain amount of the net proceeds received upon certain liquidation events, if any were to occur prior to the closing of this offering. Our obligations to do so will terminate in connection with the closing of this offering. This feature is defined for accounting purposes to constitute a redemption feature that results in the classification of such redeemable common stock outside of permanent equity on our consolidated balance sheet included elsewhere in this prospectus. In addition, immediately prior to the closing of this offering, we agreed to issue Shire, for no additional consideration, such amount of shares of our common stock as is necessary to increase Shire’s percentage ownership to 5% of our capital stock immediately prior to the closing of this offering.

As of March 31, 2019, Shire held 14,873,208 shares of our redeemable common stock. Upon the closing of this offering (including the automatic conversion of all outstanding shares of our Series A convertible preferred stock into shares of our common stock and the expiration of the deemed redemption feature and related reclassification of our redeemable common stock into permanent equity immediately upon the closing of this offering), Shire will own              shares of our outstanding common stock, representing approximately     % of the total voting power of our outstanding common stock (or approximately     % of the total voting power of our outstanding common stock, if the underwriters exercise in full their option to purchase additional shares of our common stock in this offering).

Transition Services Agreement

In January 2019, we entered into a Transition Services Agreement with Shire, or the TSA, which covers services to be provided by Shire to transfer certain research and development activities on the compounds acquired and the related know-how from Shire to us, including continuation of work on any existing trials until fully transferred to us. We will reimburse Shire for the applicable fair trade equivalent cost plus Shire’s reasonable and documented out-of-pocket costs incurred on behalf of Shire or its affiliates for the conduct of its services under the TSA, up to an amount not to exceed 105% of such costs. Under the TSA, we are obligated to use commercially reasonable efforts to effectuate the transition of existing trials as promptly as practicable. In addition, two employees of Shire became employees of our company under the TSA. The TSA will remain in effect until the earlier of (i) the last date on which Shire is obligated to provide any service under the TSA, (ii) the mutual written agreement of us and Shire, or (iii) the termination of the Shire License Agreement. We have completed the activities under the TSA.

Indemnification Agreements

Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into or intend to enter into an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

Prior to closing of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of our total assets in a fiscal year) and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock as of May 31, 2019 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors and director nominee;

•	each our of named executive officers; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or exercisable as of July 30, 2019, which is 60 days after May 31, 2019. These shares are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on 143,919,941 shares of our common stock outstanding as of May 31, 2019, including 3,740,640 shares subject to repurchase, after giving effect to the (i) issuance of 59,844,699 shares of our Series A convertible preferred stock in April 2019, (ii) automatic conversion of all outstanding shares of our Series A convertible preferred stock into 119,752,983 shares of our common stock in connection with the closing of this offering, and (iii) expiration of the deemed redemption feature and related reclassification of all 14,873,208 shares of our redeemable common stock into permanent equity immediately upon the closing of this offering.

Applicable percentage ownership after the offering is based on                 shares of common stock outstanding immediately after the closing of this offering, including 3,740,640 shares subject to repurchase as of May 31, 2019, after giving effect to the (i) issuance of 59,844,699 shares of our Series A convertible preferred stock in April 2019, (ii) automatic conversion of all outstanding shares of our Series A convertible preferred stock into 119,752,983 shares of our common stock in connection with the closing of this offering, and (iii) expiration of the deemed redemption feature and related reclassification of all 14,873,208 shares of our redeemable common stock into permanent equity immediately upon the closing of this offering.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Mirum Pharmaceuticals, Inc., 950 Tower Lane, Suite 1050, Foster City, California 94404.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
Greater than 5% Holders:
Entities affiliated with New Enterprise Associates(1)	29,902,412	20.8%		%
Shire International GmbH(2)	14,873,208	10.3
Frazier Life Sciences IX, L.P.(3)	24,935,300	17.3
Entities affiliated with Deerfield(4)	24,935,300	17.3
Novo Holdings A/S(5)	14,961,180	10.4
RiverVest Venture Fund IV, L.P.(6)	12,968,944	9.0

Named Executive Officers, Directors and Director Nominee:
Michael Grey(7)	8,163,585	5.5
Christopher Peetz(8)	6,750,000	4.5
Pamela Vig, Ph.D.(9)	2,725,000	1.9
Lara Longpre(10)	2,725,000	1.9
Tiba Aynechi, Ph.D.	—	*
Laurent Fischer, M.D.(11)	350,000	*
Patrick Heron(3)	24,935,300	17.3
Jonathan Leff	—	*
Edward T. Mathers(1)	29,902,412	20.8
Niall O’Donnell, Ph.D.(6)	12,968,944	9.0
Laura Brege	—	*
All executive officers, directors and director nominee as a group (12 persons)(12)	89,795,241	56.1

*	Represents beneficial ownership of less than 1%.
(1)	Consists of (i) 29,889,945 shares of common stock issuable upon conversion of the convertible preferred stock held by New Enterprise Associates 16, L.P., or NEA 16, and (ii) 12,467 shares of common stock issuable upon conversion of the convertible preferred stock held by NEA Ventures 2018, L.P., or NEA Ventures. NEA Partners 16, L.P., or NEA Partners 16, is the sole general partner of NEA 16, and NEA 16 GP, LLC, or NEA 16 LLC, is the sole general partner of NEA Partners 16. Peter J. Barris, Forest Baskett, Anthony A. Florence, David M. Mott, Mohamad Makhzoumi, Ali Behbahani, Cameron Chang, Paul Walker, Joshua Makower, Peter Sonsini and Scott D. Sandell are the managers of NEA 16 LLC, or collectively, the NEA 16 Managers. By virtue of such relationships, NEA Partners 16, NEA 16 LLC and each of the NEA 16 Managers may be deemed to have voting and investment power with respect to the shares held by NEA 16. NEA Partners 16, NEA 16 LLC and each of the NEA 16 Managers disclaims beneficial ownership of the shares owned of record by NEA 16. Karen P. Welsh is the general partner of NEA Ventures, and has voting and investment power with respect to such shares. Karen P. Welsh disclaims beneficial ownership of the shares owned of record by NEA Ventures. Mr. Mathers, a member of our board of directors, is employed as a Partner at New Enterprise Associates, Inc., has no voting or investment power over the shares owned of record by NEA 16 or NEA Ventures, and disclaims beneficial ownership of the shares held by NEA 16 and NEA Ventures. The address of NEA 16 and NEA Ventures is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.
(2)	Consists of 14,873,208 shares of our redeemable common stock held by Shire. The address of Shire is Zahlerweg 10, 6300 Zug-Switzerland.
(3)	Consists of 24,935,300 shares of common stock issuable upon conversion of the convertible preferred stock held by Frazier Life Sciences IX, L.P., or Frazier IX. FHMLS IX, L.P. is the general partner of Frazier IX. FHMLS IX, L.L.C., is the general partner of FHMLS IX, L.P. Mr. Heron, a member of our board of directors, and James N. Topper are the sole managing members of FHMLS IX, L.L.C., and each disclaims beneficial ownership of the shares, except to the extent of their respective pecuniary interest therein. The address of Frazier IX is 70 Willow Road, Suite 200, Menlo Park, California 94025.
(4)

Consists of (i) 12,467,650 shares of common stock issuable upon conversion of the convertible preferred stock held by Deerfield Healthcare Innovations Fund L.P., or Deerfield Healthcare Innovations, and (ii) 12,467,650 shares of common stock issuable upon conversion of the convertible preferred stock held by Deerfield Private Design Fund IV, L.P., or Deerfield Private Design IV. Deerfield Mgmt HIF, L.P. is the general partner of Deerfield Healthcare Innovations, and Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design IV. Deerfield Management Company, L.P. is the investment manager of each of Deerfield Healthcare Innovations and Deerfield Private Design IV. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt HIF, L.P., Deerfield Mgmt IV, L.P. and Deerfield Management Company, L.P. Deerfield Mgmt HIF, L.P., Deerfield Management Company, L.P., and Mr. Flynn may be deemed to beneficially own the securities held by Deerfield Healthcare Innovations. Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P. and Mr. Flynn may be deemed to beneficially own the securities held by Deerfield Private Design IV. The address of Deerfield Healthcare Innovations and Deerfield Private Design IV is c/o Deerfield Management Company, L.P., 780 Third Avenue, 37th Floor, New York, New York 10017.

(5)	Consists of 14,961,180 shares of common stock issuable upon conversion of the convertible preferred stock held by Novo Holdings A/S, or Novo. The board of directors of Novo, which is currently comprised of Jeppe Christiansen, Steen Riisgaard, Lars Rebien Sørensen, Jean-Luc Butel, Viviane Monges and Francis Cuss, has shared voting and investment power with respect to the shares held by Novo and may exercise such control only with the support of a majority of the members of the Novo board of directors. As such, no individual member of the Novo board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo. Dr. Aynechi, a member of our board of directors, is employed as a Partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo, and Dr. Aynechi is not deemed to have beneficial ownership of the shares held by Novo. The address for Novo is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark.
(6)	Consists of (i) 1,000,000 shares of common stock and (ii) 11,968,944 shares of common stock issuable upon conversion of the convertible preferred stock, each held by RiverVest Venture Fund IV, L.P., or RiverVest. RiverVest Venture Partners IV, L.P. is the general partner of RiverVest. RiverVest Venture Partners IV, LLC, is the sole general partner of RiverVest Venture Partners IV, L.P. Dr. O’Donnell, a member of our board of directors, is a Manager at RiverVest Venture Partners IV, LLC. The address of RiverVest is 101 South Hanley Road, Suite 1850, St. Louis, Missouri 63105.
(7)	Consists of (i) 2,250,000 shares of common stock held by the Grey Family Trust dated November 12, 1999, or the Grey 1999 Trust, 1,476,570 shares of which are subject to a right of repurchase in favor of the company, (ii) 750,000 shares of common stock held by the Grey 2018 Irrevocable Children’s Trust, or the Grey 2018 Trust, 492,192 shares of which are subject to a right of repurchase in favor of the company, (iii) 63,585 shares of common stock issuable upon conversion of the convertible preferred stock held by the Grey 1999 Trust and (iv) 5,100,000 shares of common stock subject to options held by Mr. Grey that are exercisable within 60 days of May 31, 2019. Mr. Grey is trustee of each of the Grey 2018 Trust and Grey 1999 Trust, and in such capacity has the power to vote and dispose of such shares held by the Grey 2018 Trust and the Grey 1999 Trust.
(8)	Consists of (i) 1,500,000 shares of common stock held by the Peetz Family Trust, 984,378 shares of which are subject to a right of repurchase in favor of the company and (ii) 5,250,000 shares of common stock subject to options held by Mr. Peetz that are exercisable within 60 days of May 31, 2019. Mr. Peetz is trustee of the Peetz Family Trust and in such capacity has the power to vote and dispose of such shares.
(9)	Consists of (i) 600,000 shares of common stock held by The Vig-Ancock Family Trust, 393,750 shares of which are subject to a right of repurchase in favor of the company and (ii) 2,125,000 shares of common stock subject to options held by Dr. Vig that are exercisable within 60 days of May 31, 2019. Dr. Vig is co-trustee of The Vig-Ancock Family Trust, and in such capacity has shared power to vote and dispose of such shares.
(10)	Consists of (i) 600,000 shares of common stock held directly by Ms. Longpre, 393,750 shares of which are subject to a right of repurchase in favor of the company and (ii) 2,125,000 shares of common stock subject to options exercisable within 60 days of May 31, 2019.
(11)	Consists of 350,000 shares of common stock subject to options exercisable within 60 days of May 31, 2019.
(12)	Consists of the shares described in notes 1, 3 and 6-10 above and 1,275,000 shares of common stock subject to options held by Dr. Clements that are exercisable within 60 days of May 31, 2019.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, each of which will become effective upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the closing of this offering.

Upon filing of our amended and restated certificate of incorporation and the closing of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.0001 per share, and              shares of preferred stock, par value $0.0001 per share. All of our authorized shares of preferred stock will be undesignated.

As of March 31, 2019, after giving effect to the (i) issuance of 59,844,699 shares of our Series A convertible preferred stock in April 2019, (ii) automatic conversion of all outstanding shares of our Series A convertible preferred stock into 119,752,983 shares of our common stock in connection with the closing of this offering, and (iii) expiration of the deemed redemption feature and related reclassification of all 14,873,208 shares of our redeemable common stock into permanent equity immediately upon the closing of this offering, there were 144,126,191 shares of common stock outstanding, including 4,125,012 shares subject to repurchase, and held of record by 24 stockholders.

Common Stock

Voting Rights

The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, all shares of common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.

Dividends.    Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for further information.

Liquidation Rights.    On our liquidation, dissolution, or winding-up, the holders of common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

No Preemptive or Similar Rights

The holders of our shares of common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued under this offering will be fully paid and non-assessable.

Redeemable Common Stock

We issued 14,873,208 shares of our redeemable common stock to Shire in partial consideration of the rights granted to us pursuant to the Shire License Agreement. Pursuant to the Issuance Agreement, we agreed to issue Shire, for no additional consideration, a certain amount of the net proceeds received upon certain liquidation events, if any were to occur prior to the closing of this offering. Our obligations to do so will terminate in connection with the closing of this offering. This feature is deemed for accounting purposes to constitute a redemption feature that results in the classification of such shares outside of permanent equity on our consolidated balance sheet included elsewhere in this prospectus. See “Certain Relationships and Related Person Transactions—Agreements with Shire International GmbH” and Note 5 to our consolidated financial statements included elsewhere in this prospectus for a more detailed description of this feature.

Preferred Stock

As of March 31, 2019, there were 119,752,983 shares of our Series A convertible preferred stock outstanding, held of record by 14 holders, after giving effect to the issuance of an aggregate of 59,844,699 shares of our Series A convertible preferred stock in April 2019. Immediately prior to the closing of this offering, each outstanding share of our Series A convertible preferred stock will convert into one share of our common stock. In addition, immediately prior to the closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of Series A convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

We are party to an investors’ rights agreement, dated November 5, 2018, which provides that certain holders of our capital stock, including Shire, certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, shall have certain registration rights, as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We are obligated to pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the effective date of the registration statement, of which this prospectus is a part, or with respect to any particular stockholder, such time after the effective date of the registration statement that such stockholder (a) holds less than 1% of our outstanding common stock (including shares issuable on conversion of outstanding convertible preferred stock) and (b) can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

The holders of an aggregate of 134,626,191 shares of our common stock are entitled to certain demand registration rights. At any time beginning 180 days after the closing of this offering, the holders of a majority of these shares may request that we register all or a portion of their shares. We are not required to effect more than two registration statements which are declared or ordered effective. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $10.0 million. With certain exceptions, we are not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 180 days following the effective date of the registration statement for this offering.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 134,626,191 shares of our common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 134,626,191 shares of common stock will be entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws to be in Effect on the Closing of this Offering

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated

certificate of incorporation and amended and restated bylaws to be effective on the closing of this offering will provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, or our chief executive officer or president. Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

As described above in “Management—Composition of Our Board of Directors,” in accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation provides provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided these provisions of our amended and restated certificate of incorporation and amended and restated bylaws will apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, but stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations thereunder; and provided these provisions of our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Limitations on Liability and Indemnification

See “Executive Compensation—Limitations on Liability and Indemnification.”

Exchange Listing

Our common stock is currently not listed on any securities exchange. We intend to apply to have common stock approved for listing on the Nasdaq Global Market under the symbol “MIRM.”

Transfer Agent and Registrar

On the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Before the closing of this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of March 31, 2019, upon the closing of this offering, a total of                 shares of common stock will be outstanding, including 4,125,012 shares subject to repurchase, assuming the (i) issuance of 59,844,699 shares of our Series A convertible preferred stock in April 2019, (ii) automatic conversion of all outstanding shares of our Series A convertible preferred stock into 119,752,983 shares of our common stock in connection with the closing of this offering, and (iii) expiration of the deemed redemption feature and related reclassification of all 14,873,208 shares of our redeemable common stock into permanent equity immediately upon the closing of this offering, there were 144,126,191 shares of common stock outstanding. Of these shares, all of the common stock sold in this offering by us, plus any shares sold by us on exercise of the underwriters’ option to purchase additional common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be, and shares of common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under our 2018 Plan, 2019 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

We, and all of our directors, executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately on the closing of this offering, have agreed with the underwriters that, until 180 days after the date of the underwriting agreement related to this offering, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Evercore Group L.L.C., directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any of our shares of common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise. These agreements are described in “Underwriting.” Citigroup Global Markets Inc. and Evercore Group L.L.C. may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.

Registration Rights

Upon the closing of this offering, pursuant to our amended and restated investors’ rights agreement, the holders of 134,626,191 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act, subject to the terms of the lock-up agreements described under “—Lock-Up Arrangements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect on the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an individual holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons subject to the alternative minimum tax;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	persons that own or have owned, actually or constructively, more than 5% of our common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE

PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described under “Dividend Policy,” we have never declared or paid any cash dividends on our capital stock, and we do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. However, if we distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “—Gain On Disposition of Our Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met, and if the payor does not have actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code, which are commonly referred to as FATCA, impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock and would have applied also to payments of gross proceeds from the sale or other disposition of our common stock. The U.S. Treasury Department recently released proposed regulations under FATCA providing for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of our common stock. Under these proposed Treasury Regulations (which may be relied upon by taxpayers prior to finalization), FATCA will not apply to gross proceeds from sales or other dispositions of our common stock.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

Citigroup Global Markets Inc. and Evercore Group L.L.C. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Guggenheim Securities, LLC is also acting as a book-running manager. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Evercore Group L.L.C.
Guggenheim Securities, LLC
Raymond James & Associates, Inc.
Roth Capital Partners, LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares at the public offering price less the underwriting discounts and commissions. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, and our security holders have agreed that, subject to certain specified exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup and Evercore, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup and Evercore in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to apply to have our common stock listed on the Nasdaq Global Market under the symbol “MIRM.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions payable by us, will be approximately $                . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $                .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a relevant person). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or the Corporations Act) in relation to the common stock has been or will be lodged with the Australian Securities

& Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the company under section 708(12) of the Corporations Act; or

•

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

LEGAL MATTERS

Cooley LLP, San Diego, California, which has acted as our counsel in connection with this offering, will pass on certain legal matters with respect to U.S. federal law in connection with this offering. Latham & Watkins LLP, Menlo Park, California, has acted as counsel to the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2018, and for the period from May 2, 2018 to December 31, 2018, as set forth in their report. We’ve included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst  & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

We also maintain a website at www.mirumpharma.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

MIRUM PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders’ and the Board of Directors of Mirum Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Mirum Pharmaceuticals, Inc. (the Company) as of December 31, 2018, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock, redeemable common stock and stockholders’ deficit and cash flows for the period from May 2, 2018 to December 31, 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the period from May 2, 2018 to December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Irvine, California

April 18, 2019

MIRUM PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2018	March 31, 2019	Pro Forma March 31, 2019
		(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$51,963	$49,493
Prepaid expenses and other current assets	12	263

Total current assets	51,975	49,756
Property and equipment	—	453
Operating lease right-of-use asset	—	864
Other assets	—	427

Total assets	$51,975	$51,500

Liabilities, redeemable convertible preferred stock, redeemable common stock and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$269	$2,375
Accrued expenses	2,180	4,053
Operating lease liability	—	95

Total current liabilities	2,449	6,523
Operating lease liability	—	1,190

Total liabilities	2,449	7,713
Commitments and contingencies
Series A, redeemable convertible preferred stock, $0.0001 par value; 120,000,000 shares authorized at December 31, 2018 and March 31, 2019 (unaudited); 59,908,284 shares issued and outstanding at December 31, 2018 and March 31, 2019 (unaudited); liquidation value of $60,064 at December 31, 2018 and March 31, 2019 (unaudited); and no shares authorized or outstanding pro forma as of March 31, 2019 (unaudited)	59,849	59,849	$—
Redeemable common stock, $0.0001 par value; 14,873,208 shares issued and outstanding at December 31, 2018 and March 31, 2019 (unaudited); and no shares issued and outstanding, pro forma as of March 31, 2019 (unaudited)	6,990	6,990	—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 180,000,000 shares authorized at December 31, 2018 and March 31, 2019 (unaudited); 9,500,000 shares issued and 5,093,747 outstanding excluding 4,406,253 shares subject to repurchase at December 31, 2018; 9,500,000 shares issued and 5,374,988 outstanding excluding 4,125,012 shares subject to repurchase at March 31, 2019 (unaudited); and 144,126,191 shares issued and 140,001,179 outstanding excluding 4,125,012 shares subject to repurchase, pro forma as of March 31, 2019 (unaudited)	1	1	14
Additional paid-in capital	34	252	127,078
Accumulated deficit	(17,348)	(23,305)	(23,305)

Total stockholders’ equity (deficit)	(17,313)	(23,052)	$103,787

Total liabilities, redeemable convertible preferred stock, redeemable common stock and stockholders’ deficit	$51,975	$51,500

The accompanying notes are an integral part of these consolidated financial statements.

MIRUM PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	Period from May 2, 2018 to December 31, 2018	Three Months Ended March 31, 2019
		(unaudited)
Operating expenses:
Research and development	$2,331	$4,863
In process research and development	14,490	—
General and administrative	585	1,321

Total operating expenses	17,406	6,184

Loss from operations	(17,406)	(6,184)
Other income (expense)
Interest income	72	232
Interest and other expense	(14)	(5)

Net loss and comprehensive loss	$(17,348)	$(5,957)

Net loss per share, basic and diluted	$(2.41)	$(0.30)

Weighted-average shares of common stock outstanding, basic and diluted	7,194,661	20,141,949

Pro forma net loss per share, basic and diluted (unaudited)	$(0.82)	$(0.07)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)	21,247,221	80,050,233

The accompanying notes are an integral part of these consolidated financial statements.

MIRUM PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share and per share data)

	Series A Redeemable Preferred Stock		Redeemable Common Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at May 2, 2018	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of common stock at $0.0001 per share	—	—	—	—	5,000,000	1	—	—	1
Restricted common stock vested in the period	—	—	—	—	93,747	—	—	—	—
Issuance of Series A redeemable convertible preferred stock at $1.00259507 per share, net of issuance costs of $0.2 million	59,844,699	59,785	—	—	—	—	—	—	—
Shares issued in connection with asset acquisition	—	—	14,873,208	6,990	—	—	—	—	—
Conversion of convertible notes and accrued interest to preferred stock	63,585	64	—	—	—	—	—	—	—
Stock-based compensation							34		34
Net Loss	—	—	—	—	—	—	—	(17,348)	(17,348)

Balance at December 31, 2018	59,908,284	$59,849	14,873,208	$6,990	5,093,747	$1	$34	$(17,348)	$(17,313)
Restricted common stock vested in the period	—	—	—	—	281,241	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	218	—	218
Net Loss	—	—	—	—	—	—	—	(5,957)	(5,957)

Balance at March 31, 2019 (unaudited)	59,908,284	$59,849	14,873,208	$6,990	5,374,988	$1	$252	(23,305)	$(23,052)

The accompanying notes are an integral part of these consolidated financial statements.

MIRUM PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Period from May 2, 2018 to December 31, 2018	Three Months Ended March 31, 2019
		(unaudited)
Operating activities
Net loss	$(17,348)	$(5,957)
Reconciliation of net loss to cash used in operating activities:
Stock-based compensation	34	218
Noncash interest expense on convertible note	14	—
In process research and development	14,490	—
Amortization of operating lease right-of-use asset	—	27
Change in assets and liabilities:
Prepaid and other current assets	(12)	(251)
Operating lease right-of-use asset	—	(32)
Other assets	—	(125)
Accounts payable and accrued expenses	2,449	3,677
Operating lease liability	—	17

Net cash used in operating activities	(373)	(2,426)
Investing activities
Research and development asset acquisition	(7,500)	—
Purchase of property and equipment	—	(44)

Net cash used in investing activities	(7,500)	(44)
Financing activities
Proceeds from convertible note, related party	50	—
Proceeds from the issuance of preferred stock, net	59,785	—
Proceeds from the sale of common stock	1	—

Net cash provided by financing activities	59,836	—
Net increase (decrease) in cash and cash equivalents	51,963	(2,470)

Cash and cash equivalents at beginning of period	—	51,963

Cash and cash equivalents at end of period	$51,963	$49,493

Supplemental disclosure of cash flows information
Common stock issued in connection with asset acquisition	$6,990	$—

Conversion of convertible note to preferred stock	$64	$—

Operating lease right-of-use asset obtained in exchange for operating lease liability	$—	$1,268

Landlord paid tenant improvements	$—	$409

Deferred initial public offering costs in accounts payable	$—	$302

The accompanying notes are an integral part of these consolidated financial statements.

MIRUM PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information and amounts as of March 31, 2019 and for the three months ended March 31, 2019 is unaudited)

1. Organization and Basis of Presentation

Mirum Pharmaceuticals, Inc. (the “Company”) was incorporated in the State of Delaware on May 2, 2018, and is headquartered in Foster City, California. The Company is a biopharmaceutical company focused on the development and commercialization of a late-stage pipeline of novel therapies for debilitating liver diseases. The Company’s pipeline consists of two clinical-stage product candidates, maralixibat and volixibat, with mechanisms of action that have potential utility across a wide range of orphan liver diseases. The Company commenced operations in November 2018.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Mirum Pharmaceuticals AG. All intercompany balances and transactions among the consolidated entity have been eliminated in consolidation.

Liquidity and Capital Resources

The Company has a limited operating history, has incurred significant operating losses since its inception and the revenue and income potential of the Company’s business and market are unproven. As of December 31, 2018 and March 31, 2019, the Company had an accumulated deficit of $17.3 million and $23.3 million, respectively. Since its inception, the Company has funded its operations primarily through equity financings. The Company raised net proceeds of $59.8 million in 2018 through an equity financing involving the sale of the Company’s Series A redeemable convertible preferred stock (the “Series A Preferred Stock”). Due to the Company’s continuing research and development activities, the Company expects to continue to incur net losses into the foreseeable future and may never become profitable. As a result, the Company will need to raise capital through public or private equity or debt financings, government or other third-party funding, collaborations, strategic alliances and licensing arrangements or a combination of these. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure.

Management believes that the Company has sufficient working capital on hand to fund operations through at least the next twelve months from the date these consolidated financial statements were available to be issued. There can be no assurance that the Company will be successful in acquiring additional funding, that the Company’s projections of its future working capital needs will prove accurate, or that any additional funding would be sufficient to continue operations in future years. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations, and future prospects.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. The most significant estimates in the Company’s consolidated financial statements relate to accrued research and development expenses, the valuation of common stock, equity awards and the valuation allowance of deferred tax assets resulting from net operating losses. These estimates and assumptions are based on the historical experience, knowledge of current events and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2019, the consolidated statements of operations and comprehensive loss and cash flows for the three months ended March 31, 2019 and the consolidated statement of stockholders’ deficit for the three months ended March 31, 2019 and the related consolidated footnote disclosures are unaudited. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2019 and its results of operations and cash flows for the three months ended March 31, 2019 in accordance with GAAP. The results for the three months ended March 31, 2019 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information as of March 31, 2019 assumes (i) the conversion of all outstanding shares of Series A Preferred Stock into 59,908,284 shares of common stock of the Company in connection with the closing of the Company’s planned initial public offering (“IPO”), (ii) expiration of the redemption features of 14,873,208 shares of redeemable common stock in connection with the IPO, and (iii) issuance of an aggregate of 59,844,699 shares of Series A convertible preferred stock in April 2019 as well as conversion of these shares into 59,844,699 shares of common stock of the Company in connection with the closing of the Company’s IPO, and the related reclassification of the Series A Preferred Stock and redeemable common stock to additional paid in capital. The pro forma balance sheet assumes that the closing of the IPO had occurred as of March 31, 2019 and excludes shares of common stock issued in the proposed IPO and any related net proceeds.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents primarily represent funds invested in readily available checking and saving accounts. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents are valued at cost, which approximate their fair value.

Concentrations of Credit Risk and Off-Balance Sheet Risk

The Company maintains its cash and cash equivalents deposited at financial institutions in excess of federally insured deposit limits. Cash is held on deposit in a major financial institution and is considered subject to minimal credit risk.

Fair Value of Financial Instruments

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of all cash equivalents, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short nature of these items.

As of December 31, 2018 and March 31, 2019, the Company had $51.5 million and $47.8 million, respectively, in Level 1 assets consisting of cash equivalents. There were no Level 2 or 3 balances nor transfers between levels within the fair value hierarchy during the periods presented.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation, ranging from three to five years. Leasehold improvements are amortized over the shorter of their useful lives or the related lease term. At December 31, 2018 and March 31, 2019, property and equipment consisted primarily of leasehold improvements of zero and $0.5 million, respectively.

Deferred Offering Costs

Deferred offering costs, which primarily consist of direct incremental legal and accounting fees relating to the initial public offering, are capitalized. The deferred offering costs will be offset against initial public offering proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of March 31, 2019, $0.4 million of deferred offering costs were capitalized in other assets on the consolidated balance sheet.

Accrued Research and Development Expenses

The Company accrues and expenses clinical trial activities performed by third parties based upon estimates of the proportion of work completed over the life of the individual study and patient enrollment rates in accordance with agreements established with clinical research organizations and clinical trial sites. The Company determines the estimates by reviewing contracts, vendor agreements and purchase orders and through discussions with internal clinical personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

The Company makes estimates of accrued expenses as of each balance sheet date based on facts and circumstances known to the Company at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. The Company has not experienced any material differences between accrued costs and actual costs incurred since its inception. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Research and Development Expenses

Research and development expenses consist primarily of fees paid to contract research organizations and other vendors for clinical, non-clinical and manufacturing services, salaries and benefits, including stock-based compensation expense, consultant expenses, costs related to acquiring manufacturing materials, costs related to compliance with regulatory requirements and license payments related to acquiring intellectual property rights for the Company’s product candidates. Research and development expenses are expensed as incurred.

Stock-Based Compensation Expense

The Company recognizes stock-based compensation expense for all stock-based awards to employees based on the grant-date fair value of the award. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. All stock-based compensation costs are recorded in the consolidated statement of operations and comprehensive loss based upon the underlying employee’s role within the Company.

The Company has assessed, solely for financial accounting purposes, the common stock fair value related to stock options granted in the first quarter of 2019 to take into account the proximity of such grants to the organizational meeting for the Company’s initial public offering and to further take into account the probability of completing a successful initial public offering in 2019. The estimated fair value was also determined by referencing the November 5, 2018 and April 12, 2019 common stock valuations. As a result, the Company has recorded additional stock-based compensation expense for the three months ended March 31, 2019 of approximately $0.1 million.

Income Taxes

Income taxes are recorded using the liability method, under which deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided when the expected realization of the deferred tax assets does not meet the more-likely-than-not criteria. As a result, deferred tax assets at the end of 2018 are subject to a full valuation allowance.

The Company accounts for uncertain tax positions in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification No. 740, Income Taxes (“ASC 740”). When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances.

Interest and penalties related to unrecognized tax benefits, if any, are recorded as a component of income tax expense.

Net Loss Per Share

Basic net loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share calculation, shares of Series A Preferred Stock are considered to be potentially dilutive securities and are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive to the Company’s net loss. Therefore, basic and diluted net loss per share were the same for the periods presented due to the Company’s net loss position.

Potentially dilutive securities as of December 31, 2018 and March 31, 2019 that have been excluded in the calculation of diluted net loss per share because to do so would be anti-dilutive are 59,908,284 shares of Series A Preferred Stock (in common stock equivalent shares).

Unaudited Pro Forma Net Loss Per Share

The following table summarizes the unaudited pro forma net loss per share (in thousands, except share and per share data):

	Period from May 2, 2018 to December 31, 2018	Three months Ended March 31, 2019
Numerator
Net loss and pro forma net loss	$(17,348)	$(5,957)

Denominator
Weighted-average shares of common stock, basic and diluted	7,194,661	20,141,949
Pro forma adjustments to reflect assumed weighted-average effect of conversion of Series A redeemable convertible preferred stock	14,052,560	59,908,284

Pro forma weighted-average shares of common stock outstanding, basic and diluted	21,247,221	80,050,233

Pro forma net loss per share, basic and diluted	$(0.82)	$(0.07)

Recently Adopted Accounting Pronouncements

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”), which amends existing guidance to require substantially all leases to be recognized by lessees on their balance sheet as a right-of-use asset and corresponding lease liability, including leases currently accounted for as operating leases, including qualitative and quantitative disclosures. There was no impact on the accompanying consolidated financial statements as of the adoption date, January 1, 2019.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for fiscal periods beginning after December 15, 2017, including interim periods within those periods. The Company adopted ASU 2017-01 effective May 2018. The adoption of this guidance did not have a material impact on the accompanying consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which created a single, principle-based revenue recognition model that will supersede and replace nearly all existing GAAP revenue recognition guidance. Entities will recognize revenue in a manner that depicts the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. The model provides that entities follow five steps: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue. For nonpublic business entities, the guidance becomes effective for annual reporting periods beginning after December 15, 2018. The Company adopted this guidance effective May 2018. The adoption of this guidance did not have any impact on the accompanying consolidated financial statements and related disclosures.

3. Asset Acquisitions

Assignment and License Agreement with Shire International GmbH

On November 5, 2018, the Company entered into an Assignment and License Agreement (the “Shire Agreement”) with Shire International GmbH (“Shire”). Under the terms of the Shire Agreement, Shire granted the Company an exclusive, royalty bearing worldwide license to develop and commercialize its two product candidates, maralixibat and volixibat. As part of the Shire Agreement, the Company was assigned license agreements held by Shire with Satiogen Pharmaceuticals, Inc. (“Satiogen”), Pfizer Inc. (“Pfizer”) and Sanofi-Aventis Deutschland GmbH (“Sanofi-Aventis”). The Company has the right to sublicense under the Shire Agreement and additionally has the right to sublicense under the Satiogen, Pfizer and Sanofi licenses subject to the terms of those license agreements.

In consideration for the rights granted to the Company under the Shire Agreement, the Company made an upfront payment to Shire on November 5, 2018 of $7.5 million and issued Shire 14,873,208 shares of its redeemable common stock with an estimated fair value of $7.0 million, or $0.47 per share. The fair value of the shares was determined using an option pricing model with key assumptions as of the date of issuance including the probabilities of liquidity scenarios, enterprise value, time to liquidity, risk-free interest rates, volatility and discount for lack of marketability.

The Company accounted for the transaction as an asset acquisition as substantially all of the fair value of the gross assets acquired were concentrated in a group of similar identifiable assets thus satisfying the requirements of the screen test in ASU 2017-01. The assets acquired in the transaction were measured based on the upfront payment to Shire and the fair value of the common stock shares issued to Shire, as the fair value of the consideration given was more readily determinable than the fair value of the assets received. Because the assets had not yet received regulatory approval and have no alternative future use, the fair value attributable to these assets was recorded as in process research and development expenses in the Company’s consolidated statement of operations and comprehensive loss for the period from May 2, 2018 to December 31, 2018.

The Company is also obligated to pay Shire up to an aggregate of $109.5 million upon the achievement of certain clinical development and regulatory milestones for maralixibat in certain indications and an additional $25.0 million upon regulatory approval of maralixibat for each and every other indication. In addition, the Company is required to pay up to an aggregate of $30.0 million upon the achievement of certain clinical development and regulatory milestones for volixibat solely for the first indication sought. Upon commercialization, the Company is obligated to pay Shire product sales milestones on total licensed products up to an aggregate of $30.0 million. The Company is also obligated to pay tiered royalties with rates ranging from low double-digits to mid-teens based upon annual worldwide net sales for all licensed products; however, these royalties are reduced in part by royalties due under the Satiogen and Sanofi-Aventis licenses, as discussed below, related to maralixibat and volixibat, as applicable. The Company’s royalty obligations will continue on a licensed product-by-licensed product and country-by-country basis until the later to occur of the expiration of the last valid claim in a licensed patent covering the applicable licensed product in such country, expiration of any regulatory exclusivity for the licensed product in a country and ten years after the first commercial sale of a licensed product in such country. As of March 31, 2019, no milestones had been accrued as there were no potential milestones yet considered probable.

Concurrent with the Shire Agreement, the Company also entered into a Transition Services Agreement (“TSA”) with Shire, which covers services provided by Shire to transfer the research and development activities and the related know-how from Shire to the Company, including continuation of work on any existing clinical trials and manufacturing activities until fully transferred.

The Company recorded research and development expense in its consolidated statements of operations and comprehensive loss as follows (in thousands):

	Period from November 5, 2018 to December 31, 2018	Three Months Ended March 31, 2019
		(unaudited)
Shire provided services	$488	$338
Pass-through expenses	1,607	107

	$2,095	$445

As of December 31, 2018 and March 31, 2019, $2.1 million and $2.5 million, respectively, was recorded in accounts payable and accrued expenses on the consolidated balance sheets for these services.

Satiogen License

Through the Shire Agreement, the Company was assigned a license agreement with Satiogen pursuant to which the Company obtained an exclusive, worldwide license to certain patents and know-how, with the right to sublicense to a third party subject to certain financial considerations. The Company is obligated to pay to Satiogen up to an aggregate of $10.5 million upon the achievement of certain milestones, of which $0.5 million was for initiation of certain development activities, $5.0 million for the completion of regulatory approvals and $5.0 million for commercialization activities. Additionally, the Company will be required to pay a low single-digit royalty on net sales. The Company’s royalty obligations continue on a licensed product-by-licensed product and country-by-country basis until the expiration of the last valid claim in a licensed patent covering the applicable licensed product in such country. Royalty obligations under the Satiogen license are creditable against the royalty obligations to Shire under the Shire Agreement. As of March 31, 2019, no milestones had been accrued as there were no potential milestones yet considered probable.

Pfizer License

Through the Shire Agreement, the Company was assigned a license agreement with Pfizer pursuant to which the Company obtained an exclusive, worldwide license to certain Pfizer know-how with a right to sublicense. Upon commercialization of any product utilizing the licensed product, the Company will be required to pay to Pfizer a low single-digit royalty on net sales of product sold by the Company, its affiliates or sublicensees. The Company’s royalty obligations continue on a licensed product-by-licensed product basis until the eighth anniversary of the first commercial sale of such licensed product anywhere in the world.

Sanofi-Aventis License

Through the Shire Agreement, the Company was assigned a license agreement with Sanofi-Aventis pursuant to which the Company obtained an exclusive, worldwide license to certain patents and know-how with the right to sublicense to a third party subject to certain financial considerations. The Company is obligated to pay up to an aggregate of $36.0 million upon the achievement of certain regulatory, commercialization and product sales milestones. Additionally, upon commercialization, the Company is required to pay tiered royalties in the mid to high single-digit range based upon net sales of licensed products sold by the Company and sublicensees in a calendar year, subject to adjustments in certain circumstances. The Company’s royalty obligations continue on a licensed product-by-licensed product and country-by-country basis until the later to occur of the expiration of the last valid claim in a licensed patent covering the applicable licensed product in such country and ten years after the first commercial sale of a licensed product in such country. Royalty obligations under the Sanofi-Aventis license are creditable against the royalty obligations to Shire under the Shire Agreement. As of March 31, 2019, no milestones had been accrued as there were no potential milestones yet considered probable.

4. Convertible Note Financing

On August 3, 2018, the Company issued a convertible promissory note (the “Note”) in an amount of $50,000 to an affiliated entity of the Company’s then-Chief Executive Officer and member of its board of directors (the “Board”). The Note accrued interest at 8% per year and had a maturity date of December 31, 2019. The Note was subject to an automatic conversion upon a qualified equity financing defined as a raise in aggregate of at least $5.0 million, excluding the conversion of the Note and other indebtedness. The conversion was equal to the outstanding principal amount of the Note plus all accrued and previously unpaid interest thereon, divided by 80% of the lowest price per share paid by investor for qualified equity financing. On November 5, 2018, the Note converted into 63,585 shares of Series A Preferred Stock. For the period from May 2, 2018 to December 31, 2018, the Company recorded the accretion of the discount and aggregate interest expense of $14,000.

5. Redeemable Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Deficit

Series A Preferred Stock

On November 5, 2018, the Company entered into a Series A Preferred Stock Purchase Agreement with various investors for issuance of up to 119,752,983 shares of Series A Preferred Stock at a purchase price of $1.00259507 per share. In an initial closing, the Company issued 59,908,284 shares of Series A Preferred Stock at $1.00259507 per share, for approximately $59.8 million in cash and the conversion of approximately $51,014 in principal and accrued interest under the Note (see Note 4, Convertible Note Financing).

Certain investors agreed to purchase up to an additional 59,844,699 shares of Series A Preferred Stock at a subsequent closing under the same terms (the “Second Closing”) upon the approval of the Board, including a majority of the directors elected by the holders of the Series A Preferred Stock. One foreign investor has the right to defer its participation of 7,480,590 shares in the Second Closing until certain conditions are met. If any one of the investors fails to purchase these shares at the Second Closing, each share of Series A Preferred Stock held by such investor will automatically be converted into one-tenth of one share of the Company’s common stock.

The holders of the Series A Preferred Stock issued in the initial closing are precluded from a voluntary conversion into shares of common stock until the Second Closing except upon the occurrence of a deemed liquidation event.

On April 12, 2019, the Second Closing of Series A Preferred Stock was completed for issuance of 59,844,699 shares and cash proceeds of $60.0 million. On a pro forma basis, it is assumed these shares will be converted into 59,844,699 shares of common stock of the Company immediately prior to the closing of the Company’s planned initial public offering.

Dividend Provisions

The holders of each outstanding share of Series A Preferred Stock are entitled to receive annual, noncumulative dividends of 8% of the applicable original issuance price per share when, as and if declared by the Board, in preference to any distribution to the holders of the common stock. Any additional dividends or distributions will be distributed among all holders of common stock and preferred stock in proportion to the number of shares of common stock held by each such holder if all shares of preferred stock were converted to common stock. No dividends have been declared as of March 31, 2019.

Liquidation Preference

In the event of a liquidation or winding-up of the affairs of the Company, including sale or transfer of control of the Company, the holders of the Series A Preferred Stock are entitled, in preference to any distribution to the holders of common stock, the greater of the original issuance price plus declared and unpaid dividends or such amount per share as would have been payable had all shares converted to common stock pursuant to the conversion terms of the Series A Preferred Stock. Thereafter, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock.

Conversion

Each share of preferred stock is convertible, at the option of the stockholder, into shares of common stock at any time after the date of issuance into a number of shares of common stock as is determined by dividing (a) the original issue price by (b) the applicable conversion price as such values are set forth in the Company’s certificate of incorporation. The resulting initial per share conversion rate is one share of common stock for each share of Series A Preferred Stock, as adjusted for stock splits, recapitalizations and certain other events.

Each share shall automatically convert upon (1) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50.0 million of gross proceeds to the Company and a price of $2.0052 per share, as adjusted for stock splits, recapitalizations and certain other events or (2) an election of holders of a majority of the then outstanding shares of the Series A Preferred Stock on an as-converted basis.

Voting

The holder of each of share of Series A Preferred Stock is entitled to one vote for each share of common stock into which it would convert.

Presentation of Series A Preferred Stock

The Series A Preferred Stock has been classified outside of stockholders’ equity (deficit) as temporary equity on the accompanying consolidated balance sheets because the shares contain certain redemption features that are not solely within the control of the Company. The Series A Preferred Stock is not generally redeemable; however, upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the Series A Preferred Stock may have the right to receive its liquidation preference under the terms of the Company’s certificate of incorporation. The Company is not adjusting the carrying value of the Series A Preferred Stock as it is uncertain whether or when a redemption event will occur.

Redeemable Common Stock

In connection with the Shire License Agreement, the Company entered into a common stock issuance agreement (the “Common Stock Agreement”) with Shire and issued 14,873,208 shares of the Company’s common stock (the “Shire Stock”), or 15% of the Company’s outstanding fully diluted shares issued as of March 31, 2019. Pursuant to the terms of the Common Stock Agreement, (1) in the event of an initial public offering prior to the occurrence of certain liquidation events, if Shire’s ownership of the Company’s common stock is less than 5% of the outstanding fully diluted shares of common stock immediately prior to the consummation of the IPO, the Company will issue additional shares of common stock to increase Shire’s ownership to 5% of the then-outstanding fully diluted shares, and (2) in the event that certain liquidation events occur prior to an initial public offering and Shire’s ownership is less than 5% of the then outstanding fully diluted shares of common stock, Shire is entitled to receive additional proceeds, if needed, to equal 5% of proceeds available for distribution to the Companies security holders.

The Shire Stock has been classified outside of stockholders’ equity (deficit) as temporary equity on the accompanying consolidated balance sheets because these features are deemed for accounting purposes to contain certain redemption features that may be triggered in the event of certain liquidation events that are not solely in the control of the Company. The Company is not adjusting the carrying value of the redeemable common stock as it is uncertain whether or when a redemption event will occur.

Common Stock

In August and October 2018, the Company issued 9,500,000 shares of common stock as founder shares for services rendered to the Company, valued at $0.0001 per share for consideration of approximately $950. On November 5, 2018, in connection with the issuance of the Series A Preferred Stock, vesting conditions were placed on 4,500,000 previously issued founder shares. These shares vest over 4 years and are subject to repurchase by the Company in the event of termination of services. Shares subject to repurchase are not deemed, for accounting purposes, to be outstanding until those shares vest. As of December 31, 2018 and March 31, 2019, 4,406,253 and 4,125,012 shares of common stock, respectively, were subject to repurchase by the Company. The unvested stock liability related to these shares is immaterial to all periods presented.

Each share of common stock is entitled to one voting right. Common stock holders are entitled to dividends when funds are legally available and declared by the Board.

Common Stock Reserved for Issuance

Common stock reserved for issuance is as follows:

	As of December 31, 2018	As of March 31, 2019
		(unaudited)
Conversion of preferred stock	59,908,284	59,908,284
Stock options issued and outstanding	—	11,315,000
Authorized for future stock awards or option grants	14,873,208	3,558,208

	74,781,492	74,781,492

6. Stock-Based Compensation

Equity Incentive Plans

On November 5, 2018, the Company adopted the 2018 Equity Incentive Plan (the “2018 Plan”) which permits the granting of stock awards and incentive and nonstatutory stock options to employees, directors and consultants of the Company. As of December 31, 2018 and March 31, 2019, 14,873,208 shares of common stock were authorized for issuance under the 2018 Plan. Upon the Second Closing of the Series A Preferred Stock, the shares reserved for issuance under the 2018 Plan automatically increased by 10,560,833 shares for a total of 25,434,041 shares.

Stock Options

The fair value of each employee and non-employee stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected term of the Company’s stock options for employees has been determined utilizing the “simplified” method for awards. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

No stock options were granted for the period from May 2, 2018 to December 31, 2018. The following assumptions were used to estimate the fair value of stock option awards:

Three Months Ended March 31, 2019
(unaudited)
Exercise price	$0.37
Expected term (in years)	6.25
Expected volatility	74.53%
Risk-free interest rate	2.46%
Expected dividend yield	—
Grant date fair value of options granted(1)	$0.54

(1)	Solely for financial reporting purposes, the assumed fair value of the common stock on the date of grant was estimated at $0.70 per share to take into account the proximity of the grants to the organizational meeting for the IPO and to further take into account the probability of completing a successful IPO in 2019. The estimated fair value was also determined by referencing the November 5, 2018 and April 12, 2019 common stock valuations.

The following table summarizes stock option activity during the three months ended March 31, 2019:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Total Intrinsic Value
Outstanding as of December 31, 2018	—	$—	—	$—
Granted (unaudited)	11,315,000	0.37
Cancelled (unaudited)	—	—

Outstanding as of March 31, 2019 (unaudited)	11,315,000	$0.37	10.0	$—

Vested and exercisable at March 31, 2019 (unaudited)	4,167	$0.37	10.0	$1

At March 31, 2019, the total unrecognized stock-based compensation related to unvested stock option awards granted was $6.0 million, which the Company expects to recognize over a weighted-average period of approximately 3.7 years.

Restricted Stock

On November 5, 2018, in connection with the issuance of the Series A Preferred Stock, the Company placed vesting conditions on 4,500,000 previously issued founder shares with four year vesting and a measurement date fair value of $0.367 per share. For the period of May 2, 2018 to December 31, 2018 and for the three months ended March 31, 2019, 93,747 and 281,241 shares vested, respectively. At March 31, 2019, the total unrecognized compensation expense related to unvested restricted stock was $1.5 million expected to be recognized over a weighted-average period of approximately 3.7 years.

Stock-based compensation expense is reflected in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	Period from May 2, 2018 to December 31, 2018	Three months Ended March 31, 2019
		(unaudited)
General and administrative	$26	$147
Research and development	8	71

Total stock-based compensation	$34	$218

7. Leases

On January 22, 2019, the Company entered into an agreement for the Company’s corporate headquarters for approximately 5,600 square feet of office space. The lease term is for approximately four years with the option to extend the term for one five-year term. The Company has not included the renewal period in its lease term as exercise of the renewal option term was not determined to be reasonably certain to be executed. The lease additionally contains a tenant improvement allowance of $0.4 million which has been recorded in the accompanying consolidated balance sheet at March 31, 2019 as leasehold improvements with corresponding reduction of the right-of use asset at inception of the lease. Costs determined to be variable and not based upon an index or rate were not included in the measurement of the operating lease liability.

Monthly rent expense is recognized on a straight-line basis over the term of the lease. The operating lease is included in the balance sheet at the present value of the lease payments at an 8% discount rate using the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment as the lease does not provide an implicit rate. The weighted average remaining lease term was 4.2 years.

Gross future minimum annual rental commitments as of March 31, 2019, were as follows (in thousands):

Undiscounted Rent Payments
Year ending December 31,
2019 (remaining 9 months)	$98
2020	399
2021	411
2022	423
2023	215

Total undiscounted rent payments	1,546
Less imputed interest	(261)

Total lease liability	$1,285

There was no cash paid for amounts included in the measurement of lease liabilities for the three months ended March 31, 2019.

The Company recorded zero and $62 thousand in rent expense for the period from May 2, 2018 to December 31, 2019 and for the three months ended March 31, 2019, respectively.

8. Income Taxes

The Company’s loss before income taxes was entirely generated from its U.S. operations. The net loss before taxes for the period of May 2, 2018 to December 31, 2018 is as follows (in thousands):

Period from May 2, 2018 to December 31, 2018
U.S. loss before taxes	$(17,348)
Foreign loss before taxes	—

Loss before income taxes	$(17,348)

A reconciliation of income tax expense for period of May 2, 2018 to December 31, 2018 is as follows (in thousands):

Period from May 2, 2018 to December 31, 2018
Current:
Federal	$—
State	—
Foreign	—

Total current income tax expense	—

Deferred:
Federal	$—
State	—
Foreign	—

Total deferred income tax expense	—

Total income tax expense	$—

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

Period from May 2, 2018 to December 31, 2018
Federal statutory income tax rate	21.0%
State tax	7.0
Tax credits	1.9
Change in valuation allowance	(29.9)

Total tax benefit	—%

Significant components of the Company’s deferred tax assets are as follows (in thousands):

December 31, 2018
Deferred tax assets:
Net operating losses	$602
Tax credit carryforwards	346
Accrued expenses	148
Intangibles	4,085
Other	14

Net deferred tax assets before valuation allowance	5,195
Valuation allowance	(5,195)

Net deferred tax assets	$—

The valuation allowance increased by $5.2 million for the period from May 2, 2018 to December 31, 2018. The tax benefit of deductible temporary differences or carryforwards is recorded as a deferred tax asset to the extent that management assesses the realization is “more likely than not.” Future realization of the tax benefit ultimately depends on the existence of sufficient taxable income within the period available under the tax law. At December 31, 2018, the Company has set up valuation allowances against all federal and state deferred tax assets because based on all available evidence, these deferred tax assets are not more likely than not to be realizable.

At December 31, 2018, the Company had federal and California net operating loss carryforwards of approximately $2.2 million and $2.2 million, respectively. Federal losses do not expire, and California net operating losses will begin to expire in 2038. The Company also has federal and California research and development credit carryforwards totaling $0.5 million and $12,000, respectively. The federal research and development credit carryforwards will begin to expire in 2038, unless previously utilized. The California research credits do not expire.

In general, if the Company experiences a greater than 50 percentage point aggregate change in ownership of certain significant stockholders over a three-year period (a “Section 382 ownership change”), utilization of its pre-change NOL carryforwards and the R&D credit carryforwards is subject to an annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and similar state laws. The annual limitation generally is determined by multiplying the value of the Company’s stock at the time of such ownership change, subject to certain adjustments, by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the NOL carryforwards and R&D credit carryforwards before utilization and may be material. As of December 31, 2018, the Company has not determined to what extent a potential ownership change will impact the annual limitation that may be placed on the Company’s utilization of its NOL carryovers and R&D credit carryforwards.

The Company recognizes the financial statements effects of a tax position when it is more likely than not, based on technical merits, that the position will be sustained upon examination.

A reconciliation of the Company’s unrecognized tax benefits is as follows (in thousands):

December 31, 2018
Balance at beginning of year	$—
Increase related to current year tax provision	116

Balance at the end of the year	$116

The Company has considered the amounts and probabilities of the outcomes that can be realized upon ultimate settlement with the tax authorities and determined unrecognized tax benefits primarily related to credits should be established as noted in the summary rollforward above. The unrecognized tax benefits, if recognized and in absence of full valuation allowance, would impact the income tax provision by $0.1 million and the Company’s effective income tax rate would not be impacted if the unrecognized tax benefits are recognized in the period from May 2, 2018 to December 31, 2018. Additional amounts in the summary rollforward could impact the Company’s effective tax rate if it did not maintain a full valuation allowance on its net deferred tax assets. As of December 31, 2018, the Company does not believe that it is reasonably possible that its unrecognized tax benefits would significantly change in the following 12 months.

The Company is subject to taxation in the United States, California and Switzerland. Due to the Company’s losses incurred, the Company is subject to the income tax examination by authorities since inception on May 2, 2018. The Company’s policy is to recognize interest expense and penalties related to income tax matters as tax expense. As of December 31, 2018, there were no significant accruals for interest related to unrecognized tax benefits or tax penalties.

9. Subsequent Events

For purposes of the financial statements as of December 31, 2018 and the year then ended, the Company evaluated subsequent events for recognition and measurement purposes through April 18, 2019, the date the financial statements were issued. The Company has further evaluated subsequent events for recognition and remeasurement purposes of the interim financial statements as of March 31, 2019 and for the three months then ended, through June 21, 2019. Except as described below, the Company has concluded that no events or transactions have occurred that require disclosure.

In April, May and June 2019, the Company granted 13,307,500 shares of common stock options to its employees at an exercise price of $0.784 per share. The stock options generally vest over a four-year period.

In connection with the Second Closing, the common stock reserved for issuance under the 2018 Plan increased by 10,560,833 shares to a total of 25,434,041 shares.

In April 2019, the Company repurchased 206,250 shares of common stock from a former employee in connection with termination of employment.

             Shares

Mirum Pharmaceuticals, Inc.

Common Stock

PRELIMINARY PROSPECTUS

                    , 2019

Citigroup

Evercore ISI

Guggenheim Securities

Raymond James

Roth Capital Partners

Through and including             , 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Mirum,” the “company,” “we,” “our,” “us” or similar terms refer to Mirum Pharmaceuticals, Inc. and its subsidiaries.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee		$10,454.00
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the closing of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the closing of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of Mirum Pharmaceuticals, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Mirum Pharmaceuticals, Inc.

At present, there is no pending litigation or proceeding involving a director or officer of Mirum Pharmaceuticals, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding unregistered securities issued by us since our inception on May 2, 2018. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Capital Stock and Convertible Promissory Notes

1.	In May 2018, we issued an aggregate of 200 shares of common stock to our founders at a purchase price of $0.0001 per share, for aggregate consideration of $0.02.

2.	In August 2018, we issued to an investor a convertible promissory note, or the Note, in the aggregate principal amount of $50,000.

3.	In August 2018, we issued an aggregate of 6,499,800 shares of common stock to our founders at a purchase price of $0.0001 per share, for aggregate consideration of $649.98.

4.	In October 2018, we issued an aggregate of 3,000,000 shares of common stock to our founders at a purchase price of $0.0001 per share, for aggregate consideration of $300.

5.	In November 2018, we issued an aggregate of 59,908,284 shares of Series A redeemable convertible preferred stock to a total of 14 accredited investors at a purchase price of $1.00259507 per share, for an aggregate purchase price of approximately $60.1 million, including the conversion of the Note and accrued interest thereon.

6.	In November 2018, we issued 14,873,208 shares of redeemable common stock to Shire International GmbH pursuant to the terms of our Assignment and License Agreement with Shire, dated November 5, 2018, as partial consideration for the license rights granted to us under such agreement.

7.	In April 2019, we issued an aggregate of 59,844,699 shares of Series A redeemable convertible preferred stock to a total of 10 accredited investors at a purchase price of $1.00259507 per share, for an aggregate purchase price of approximately $60.0 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or our public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder). The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

(b) Grants of Stock Options

In March 2019, we granted stock options to purchase an aggregate of 11,315,000 shares of our common stock at a weighted-average exercise price of $0.367 per share to certain of our employees, consultants and directors in connection with services provided to us by such persons. In April 2019, we granted stock options to purchase an aggregate of 100,000 shares of our common stock at a weighted-average exercise price of $0.367 per share to an employee in connection with services provided to us by such person. In May 2019, we granted stock options to purchase an aggregate of 12,857,500 shares of our common stock at a weighted-average exercise price of $0.784 per share to certain of our employees, consultants and directors in connection with services provided to us by such persons. In June 2019, we granted stock options to purchase an aggregate of 350,000 shares of our common stock at a weighted average exercise price of $0.784 per share to certain of our employees and consultants in connection with services provided to us by such persons. Of these, no options to purchase shares of our common stock have been exercised through the date hereof.

The stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description

1.1+	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2+	Form of Amended and Restated Certificate of Incorporation, to be in effect on the closing of the offering.

3.3	Bylaws, as amended and currently in effect.

3.4+	Form of Amended and Restated Bylaws, to be in effect on the closing of the offering.

4.1+	Form of Common Stock Certificate.

4.2	Investors’ Rights Agreement, dated November 5, 2018.

5.1+	Opinion of Cooley LLP.

10.1	Mirum Pharmaceuticals, Inc. 2018 Equity Incentive Plan.

10.2	Forms of grant notice, stock option agreement and notice of exercise under the Mirum Pharmaceuticals, Inc. 2018 Equity Incentive Plan.

10.3+	Mirum Pharmaceuticals, Inc. 2019 Equity Incentive Plan, to be in effect when this registration statement is declared effective.

10.4+	Forms of grant notice, stock option agreement and notice of exercise under the Mirum Pharmaceuticals, Inc. 2019 Equity Incentive Plan, to be in effect when this registration statement is declared effective.

10.5+	Forms of restricted stock unit grant notice and award agreement under the Mirum Pharmaceuticals, Inc. 2019 Equity Incentive Plan, to be in effect when this registration statement is declared effective.

10.6+	Mirum Pharmaceuticals, Inc. 2019 Employee Stock Purchase Plan.

10.7+	Form of Indemnification Agreement by and between the Registrant and each director and executive officer.

10.8	Mirum Pharmaceuticals, Inc. Severance Benefit Plan and form of Participation Agreement thereunder.

10.9	Amended and Restated Offer Letter by and between the Registrant and Michael Grey, dated May 15, 2019.

Exhibit Number		Description

10.10		Amended and Restated Offer Letter by and between the Registrant and Christopher Peetz, dated May 15, 2019.

10.11		Offer Letter by and between the Registrant and Pamela Vig, Ph.D., dated December 1, 2018.

10.12		Offer Letter by and between the Registrant and Lara Longpre, dated December 1, 2018.

10.13		Offer Letter by and between the Registrant and Ian Clements, Ph.D., dated March 4, 2019.

10.14		Office Lease by and between the Registrant and Hudson Metro Center, LLC, dated January 22, 2019.

10.15	*	License Agreement by and between Lumena Pharmaceuticals, Inc. and Satiogen Pharmaceuticals, Inc., dated February 8, 2011.

10.16	*	Amendment to License Agreement by and between Lumena Pharmaceuticals, Inc. and Satiogen Pharmaceuticals, Inc., dated February 28, 2011.

10.17	*	License Agreement by and between Lumena Pharmaceuticals, Inc. and Pfizer Inc., dated June 1, 2012.

10.18	*	License Agreement by and between Lumena Pharmaceuticals, Inc. and Sanofi-Aventis Deutschland GmbH, dated September 27, 2012.

10.19	*	Amendment No. 1 to License Agreement by and between Shire Orphan and Rare Disease GmbH (successor in interest of Lumena Pharmaceuticals, Inc.) and Sanofi-Aventis Deutschland GmbH, dated June 26, 2015.

10.20	*	Assignment and License Agreement by and between the Registrant and Shire International GmbH, dated November 5, 2018.

10.21		Transition Services Agreement by and between the Registrant and Shire International GmbH, dated January 28, 2019.

21.1		Subsidiaries of the Registrant.

23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2+		Consent of Cooley LLP (included in Exhibit 5.1).

24.1		Power of Attorney (see signature pages).

99.1		Consent of Director Nominee.

+	To be filed by amendment.
*	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Foster City, California on June 21, 2019.

MIRUM PHARMACEUTICALS, INC.

By:	/s/ Christopher Peetz
Name:	Christopher Peetz
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher Peetz, Ian Clements, Ph.D. and Michael Grey, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher Peetz Christopher Peetz	President, Chief Executive Officer and Director (Principal Executive Officer)	June 21, 2019

/s/ Ian Clements, Ph.D. Ian Clements, Ph.D.	Senior Vice President Finance and Communications (Principal Financial and Accounting Officer)	June 21, 2019

/s/ Michael Grey Michael Grey	Executive Chairman	June 21, 2019

/s/ Tiba Aynechi, Ph.D. Tiba Aynechi, Ph.D.	Director	June 21, 2019

/s/ Laurent Fischer, M.D. Laurent Fischer, M.D.	Director	June 21, 2019

/s/ Patrick Heron Patrick Heron	Director	June 21, 2019

/s/ Edward T. Mathers Edward T. Mathers	Director	June 21, 2019

/s/ Niall O’Donnell, Ph.D. Niall O’Donnell, Ph.D.	Director	June 21, 2019